As filed with the Securities and Exchange Commission on January 4, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT ON FORM S-1

UNDER
THE SECURITIES ACT OF 1933

Digital Recorders, Inc.

(Exact name of registrant as specified in its charter)

North Carolina	56-1362926
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

5949 Sherry Lane, Suite 1050

Dallas, Texas 75225
(214) 378-8992
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David L. Turney

Chairman, Chief Executive Officer and President
Digital Recorders, Inc.
5949 Sherry Lane, Suite 1050
Dallas, Texas 75225
(214) 378-8992
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies requested to:

Kenn W. Webb, Esq.

Carrington, Coleman, Sloman & Blumenthal, L.L.P.
200 Crescent Court, Suite 1500
Dallas, Texas 75201

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum
Title of Each Class of Securities	Amount to Be	Proposed Maximum	Aggregate Offering	Amount of
to Be Registered	Registered	Price Per Unit	Price	Registration Fee

Common Stock, par value $.10 per share	1,570,048(1)(2)	$3.875	$6,083,936	$716

(1)	Includes 1,207,729 outstanding shares of common stock and 362,319 shares of common stock issuable upon the exercise of warrants.

(2)	Pursuant to Rule 416 under the Securities Act, this Registration Statement covers such indeterminate number of additional shares of common stock issuable upon stock splits, stock dividends, recapitalizations or other similar transactions as may be issued pursuant to the anti-dilution provisions of the warrants or otherwise.

(3)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JANUARY 4, 2005

PROSPECTUS

Digital Recorders, Inc.

1,570,048 Shares of Common Stock

        This prospectus relates to the offer and sale of up to 1,570,048 shares of common stock of Digital Recorders, Inc., a North Carolina corporation, that may be offered and sold from time to time by the shareholders described in this prospectus under “Selling Shareholders” or by pledges, donees, transferees, assignees or other successors-in-interest that receive any of the shares as a gift, distribution or other non-sale related transfer. As used in this prospectus, “we,” “us,” “our” and similar expressions refer to Digital Recorders, Inc. and its subsidiaries.

      The Selling Shareholders may offer their shares from time to time directly or through one or more underwriters, broker-dealers or agents, on The Nasdaq SmallCap Market, in the over-the-counter market or otherwise. We will not receive any proceeds from the sale of shares by the Selling Shareholders. In connection with any sales, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act.

      We will pay the expenses related to the registration of the shares covered by this prospectus. The Selling Shareholders will pay commissions and selling expenses, if any, incurred by them.

      Our common stock is traded on The Nasdaq SmallCap Market under the symbol “TBUS.” The closing sale price on Nasdaq on December 30, 2004 was $3.90 per share. Our common stock is also traded on the Boston Stock Exchange under the symbol “TBU.”

      Investing in the common stock offered by this prospectus is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 6.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 4, 2005.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the Selling Shareholders may sell from time to time, in one or more offerings, the shares of common stock covered by this prospectus. The shares covered by this prospectus include 1,207,729 outstanding shares of common stock and 362,319 shares of common stock issuable upon the exercise of warrants that we previously issued to the Selling Shareholders. This prospectus also covers any shares of common stock that may become issuable pursuant to anti-dilution adjustment provisions that would increase the number of shares issuable upon exercise of the warrants as a result of stock splits, stock dividends or similar transactions.

      A prospectus supplement may add, update or change information contained in this prospectus. We recommend that you read carefully this entire prospectus, especially the section entitled “Risk Factors” beginning on page 6, and any supplements before making a decision to invest in our common stock.

PROSPECTUS SUMMARY

      This summary highlights important information about this offering and our business. It does not include all information you should consider before investing in our common stock. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes, before you decide to invest. Unless otherwise noted, the terms the “Company,” “Digital Recorders,” “we,” “us,” and “our” refer to Digital Recorders, Inc. and its consolidated subsidiaries.

Our Company

      We were incorporated in 1983 and became a public company through an initial public offering in November 1994. We are a market leader in transit, transportation and law enforcement digital communications and audio enhancement systems using proprietary software applications. Our products improve the flow and mobility of people through transportation infrastructure, as well as enhance law enforcement agencies’ surveillance capabilities. Our transit communications products, including TwinVision® and Mobitec® route destination signage systems, Talking Bus® voice announcement systems, and Internet-based, automatic vehicle monitoring systems, enhance public transportation in a number of countries around the globe. Our electronic surveillance tools, including microphone amplifiers and processors, countermeasures devices, speech activity detectors, and radio/television noise cancellers, help law-enforcement agencies capture, arrest and prosecute criminals. We currently operate through the following two major business segments: (1) the transportation communications segment; and (2) the law enforcement and surveillance segment.

      Transportation Communications Segment. Our transportation communications segment produces products sold worldwide within the passenger information communication market. We conduct these operations through our Digital Recorders business unit in the United States. Outside the United States, we conduct operations through our subsidiaries TwinVision®, DRI Europa AB, Transit Media-Mobitec GmbH and Mobitec AB. This segment accounted for approximately 97 percent of our net sales in 2003 and 96 percent in 2002 and 2001. We sell to transportation vehicle equipment customers generally in two broad categories, including end-user customers and original equipment manufacturers (OEMs) of transportation vehicles. Our end-user customers include:

•	municipalities;

•	regional transportation districts;

•	federal, state, and local departments of transportation;

•	transit agencies;

•	public, private, or commercial operators of vehicles; and

•	rental car agencies.

      The relative percentage of sales to end customers compared to OEM customers varies widely and frequently from quarter-to-quarter and year-to-year and within products and product lines comprising our mix of total revenue in any given period.

      Law Enforcement and Surveillance Segment. Our law enforcement and surveillance segment consists of our wholly owned subsidiary, Digital Audio Corporation, in Durham, North Carolina, which we acquired in 1995. Digital Audio serves customers in the federal, state and local law enforcement agencies or organizations in the United States, as well as similar agencies in foreign countries such as the Royal Canadian Mounted Police, Australian Federal Police and London Metropolitan Police. It produces a line of digital audio filter systems and tape transcribers used to improve the quality and intelligibility of both live and recorded voices. We market Digital Audio products to various customers, including:

•	U.S. federal, state, and local law enforcement agencies or organizations;

•	U.S. military and intelligence organizations;

•	comparable national and regional agencies of foreign governments; and

•	private and industrial security and investigation firms.

An Overview of Our Industry, Markets and Products

      Our electronic signage and automatic voice announcement and vehicle locating systems provide customers of our transportation communications segment with next stop, transfer point, route and destination information, vehicle location and operational condition information, and public service announcements. On the public side of this market, mass transit operating authorities can normally obtain funding for equipment purchases from the U.S. Federal Transit Administration. While as much as 80 percent of major capital acquisitions can be federally funded in most instances, overall federal funding in the U.S. transportation communications segment market accounts for roughly 20 percent of all funding of all activities in the U.S. market. The balance comes from a combination of state and local sources and passenger fare revenues. Typical privately funded users of our transit communications sector products include rental car shuttle vehicles and tour vehicle operators. Funding for markets outside of the U.S. comes from a variety of sources. These sources vary widely region-to-region and may include combinations of local, regional, municipal, federal and private entities or funding mechanisms.

      The automatic voice announcement systems market, served by our Digital Recorders business unit, emerged primarily because of ADA legislation. Our Digital Recorders business unit pioneered development of automatic voice announcement technology. Our Digital Recorders Talking Bus® system met favorable acceptance in terms of concept, design, and technology, and was acknowledged to be ADA-compliant.

      The automatic vehicle location capability of the Digital Recorders Talking Bus® system has enabled us to expand our served market to include fleet management services for operators of transit vehicle systems.

      The electronic destination sign market, which is served by Transit Media-Mobitec GmbH, TwinVision® and Mobitec AB, is highly competitive and mature, with business growth closely tied to overall market size, increased market share, or technological advances. Virtually all new transit buses manufactured worldwide have some form of destination sign system, and approximately 95 percent of those systems in the U.S. and 70 percent in major international markets are electronic. We believe that TwinVision® holds approximately the same level of market share in the U.S. as its only significant competitor, while Mobitec AB and Transit Media-Mobitec GmbH hold significant market shares internationally. Those market shares vary widely from region to region. For example, we believe Mobitec AB has a majority of the market share in Nordic markets and we believe that Transit Media-Mobitec GmbH has less than 10 percent of the market share in Central Europe.

      Our Digital Audio subsidiary’s market within our law enforcement and surveillance segment consists of government organizations at the local, state and federal level. Digital Audio also markets its products, which include audio collection, filtering, forensic examination and countermeasures devices, in North America and approximately 15 foreign countries directly and through a network of dealers. Typically, about 30 percent of Digital Audio’s sales are to international customers, although that percentage varies widely from quarter-to-quarter and year-to-year.

Competition

      Most of the markets in which we participate are highly competitive and are subject to rapid technological advances, as well as evolving industry and regulatory standards. We believe the principal competitive factors in all markets we serve include ease of use, after-sales service and support, price, the ability to integrate products with other technologies, maintaining leading edge technology, and responding to governmental regulation.

Customers

      We sell our products to a limited, fixed set of customers, and generate a significant portion of our sales from a relatively small number of these key customers, the identity of which may vary from year to year. Our major customers (defined as those customers to which we made sales greater than 10 percent of our total sales) in 2003, 2002 and 2001 were transit bus OEMs. In 2003, one major customer accounted for 16.2 percent of our net sales, compared to two major customers accounting for an aggregate of 21.9 percent in 2002, and three major customers accounting for an aggregate of 36.4 percent in 2001. Concentration and credit risk is therefore a function of orders we receive in any given period of time. Loss of one or more of these larger key customers could have an adverse impact, possibly material, on our company.

Our Research and Development

      We are committed to the continued technological enhancement of all of our products and to the development or acquisition of products having related applications. Continued development of any product is dependent upon product acceptance in the market place. Research and development expenses (excluding certain capitalized software development costs) were $2,057,312, or 4.7 percent of net sales in 2003, compared to $2,492,428, or 5.5 percent of net sales, in 2002, and $2,648,510, or 7.1 percent of net sales, in 2001. Because we believe that technological advances are necessary to maintain and improve our product lines and, thus, our market position in a highly competitive market environment, we expect to continue to invest a significant amount of capital relative to our revenues on research and development in the foreseeable future. As a result of our high level of research and development spending, we may experience fluctuations in our operating results because costs may be incurred in periods prior to the related or resulting revenues, and because research and development costs fluctuate in accordance with projects undertaken as opposed to being a percentage of revenue or otherwise related to sales.

Our Manufacturing Operations

      Our Digital Audio Corporation and Mobitec AB subsidiaries primarily manufacture and assemble their products internally, using raw materials and components purchased from well-established vendors and smaller local suppliers. Our Digital Recorders division and TwinVision® and Transit Media-Mobitec GmbH subsidiaries outsource most of their manufacturing and assembly operations, although TwinVision® moved parts of its assembly process in-house in 2002. Our Digital Recorders business unit was solely dependent on a single contract-manufacturing firm, LIBRA Industries, for most of fiscal year 2004. We do not intend to be solely dependent on that firm or other suppliers for major components in the longer term. In keeping with this policy, we have executed contracts with other suppliers to perform some of the services LIBRA Industries currently provides to our Digital Recorders business unit. We believe alternative suppliers would be readily available for all raw materials and components for all of our business units.

      Our website address is www.digitalrecorders.com. Information on our website is not part of this prospectus. More detailed information about our business is contained under the heading “Business” below.

Risk Factors

      See “Risk Factors” beginning on page 6 for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The Offering

Common stock offered by the Selling

Shareholders	1,570,048 shares

Offering prices	The shares may be offered and sold at prevailing market prices or such other prices as the Selling Shareholders may determine.

Common stock outstanding	9,599,036 shares as of December 30, 2004

Dividend policy	Holders of Series AAA Redeemable Nonvoting preferred stock and Series E Redeemable Nonvoting Convertible preferred stock are entitled to receive cumulative quarterly dividends when and if declared by our board of directors, at the rate of 10% per annum and 7% per annum, respectively, in cash, on the liquidation value of those shares.

Subject to the rights of our outstanding preferred stock and subject to restrictions imposed by an outstanding convertible subordinated debenture and related purchase agreement and our domestic senior credit facility, dividends on our common stock may be declared and paid when and as determined by our board of directors. We do not presently intend to begin paying dividends on our common stock in the foreseeable future.

Nasdaq SmallCap Market symbol	TBUS

Boston Stock Exchange symbol	TBU

Use of proceeds	We are not selling any of the shares of common stock being offered by this prospectus and will receive no proceeds from the sale of the shares by the Selling Shareholders. All of the proceeds from the sale of common stock offered by this prospectus will go to the Selling Shareholders who offer and sell their shares.

Voting rights	The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. Under North Carolina law, the approval of the holders of shares of each series of our outstanding preferred stock, voting as a separate class, may be required for certain matters, such as mergers and amendments to our articles of incorporation.

Our Address

      Our principal executive offices are located at 5949 Sherry Lane, Suite 1050, Dallas, Texas 75225, and our telephone number is (214) 378-8992.

Summary Consolidated Financial Information

      The following table presents summary consolidated financial information. Certain reclassifications have been made to the statement of operations data for the years ended December 31, 2003 and 2002 and the nine months ended September 30, 2003 to conform to the presentation used in the statement of operations data for the nine months ended September 30, 2004 financial statements. These reclassifications have no effect on net income (loss) as previously presented. The statement of operations data for the years ended December 31, 2003, 2002 and 2001 and the balance sheet data as of December 31, 2003 and 2002 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2000 and 1999 and the balance sheet data as of December 31, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements that are not included herein. The statement of operations data for the nine months ended September 30, 2004 and 2003, and the balance sheet data as of September 30, 2004 and 2003 have been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period.

      The information included in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

Statements of Operations Data

	Nine Months
	Ended September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Unaudited)
Net sales	$35,389,426	$34,050,514	$44,026,242	$45,137,986	$37,215,352	$29,886,168	$22,441,234
Gross profit	14,895,933	13,660,242	16,875,849	16,208,984	13,825,786	10,905,599	7,886,100
Operating income (loss)	1,144,960	1,286,986	(420,275)	724,218	418,843	232,754	(283,029)
Net income (loss) applicable to common shareholders	(635,446)	108,721	(2,232,508)	(366,503)	(61,735)	(456,463)	(776,572)
Net income (loss) applicable to common shareholders per common share
Basic	$(0.10)	$0.03	$(0.58)	$(0.10)	$(0.02)	$(0.14)	$(0.24)
Diluted	$(0.10)	$0.03	$(0.58)	$(0.10)	$(0.02)	$(0.14)	$(0.24)
Weighted average number of common shares and common equivalent shares outstanding:
Basic	6,358,431	3,854,219	3,873,133	3,746,119	3,495,954	3,274,108	3,274,075

Diluted	6,358,431	3,992,626	3,873,133	3,746,119	3,495,954	3,274,108	3,274,075

Balance Sheet Data

	September 30,		December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Unaudited)
Current assets	$21,368,416	$17,952,425	$18,677,183	$20,177,571	$18,000,755	$15,515,456	$10,971,984
Total assets	36,754,123	33,007,773	34,551,896	33,383,186	28,810,149	17,820,225	13,184,573
Current liabilities	15,194,924	11,118,323	16,334,982	17,855,617	10,248,857	12,217,721	7,034,938
Long term debt	694,154	11,039,912	6,647,052	7,737,940	11,601,020	—	—
Redeemable Preferred Stock	—	—	—	1,770,000	1,770,000	1,770,000	1,770,000
Minority interest	437,705	356,712	338,199	267,566	208,659	—	—
Shareholders’ equity	20,427,340	10,492,826	11,231,663	5,752,063	4,981,613	3,832,504	4,379,635

RISK FACTORS

      An investment in our common stock involves significant risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock. Many of the risks discussed below have affected our business in the past, and many are likely to continue to do so. These risks may materially adversely affect our business, financial condition, operating results or cash flows, or the market price of our common stock. Each of these risk factors could adversely affect the value of an investment in our common stock.

Risks Related to Our Indebtedness, Financial Condition and Results of Operations

Our substantial debt could adversely affect our financial position, operations and ability to grow.

      As of September 30, 2004, our total debt of approximately $8.8 million consisted of long-term debt in the amount of $3.3 million, including current maturities of approximately $2.5 million, and short-term debt of $5.5 million. Included in the long-term debt is $1.8 million of unsecured indebtedness to one of our shareholders, $1.2 million outstanding under a term loan to a Swedish bank and $250,000 outstanding under an 8.0% convertible debenture held by a shareholder and director. The short-term debt consisted of the outstanding balances under our domestic and European revolving credit facilities. Our substantial indebtedness could have adverse consequences in the future. For example, it could:

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce amounts available for working capital, capital expenditures, research and development and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Place us at a disadvantage compared to our competitors that may have less debt than we do;

•	Make it more difficult for us to obtain additional financing that may be necessary in connection with our business;

•	Make it more difficult for us to implement our business and growth strategies; and

•	Cause us to have to pay higher interest rates on future borrowings.

      Some of our debt bears interest at variable rates. If interest rates increase, or if we incur additional debt, the potential adverse consequences, including those described above, may be intensified. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay planned expansion and capital expenditures, sell assets, obtain additional equity financing or restructure our debt. Our existing credit facilities contain covenants that, among other things, limit our ability to incur additional debt.

Future cash requirements or restrictions on cash could adversely impact our financial position, and an event of default under our outstanding debt instruments could impair our ability to conduct business operations.

      Our overall cash balance has significantly fluctuated in fiscal 2002, 2003 and 2004, and we could experience negative overall cash flow in future quarters. If cash flows significantly deteriorate in the future, our liquidity and ability to operate our business could be adversely impacted. Additionally, our ability to raise financial capital may be hindered due to our net losses and the possibility of future negative cash flows, thus reducing our operating flexibility.

      The following items, among others, could require unexpected future cash payments, limit our ability to generate cash or restrict our use of cash:

•	Triggering of certain payment obligations, or acceleration of payment obligations, under our revolving credit facilities or our outstanding convertible debenture;

•	Triggering of redemption obligations under our outstanding convertible debenture;

•	Costs associated with unanticipated litigation relating to our intellectual property or other matters;

•	Taxes due upon the transfer of cash held in foreign locations; and

•	Taxes assessed by local authorities where we conduct business.

      We have a $10.0 million revolving credit facility with LaSalle Business Credit, LLC. This facility permits us to borrow an amount determined on the basis of a formula that applies specified percentages to our domestic inventory and accounts receivable balances and then deducts a reserve amount established by the lender. After applying that borrowing base formula, and taking into account the outstanding balance under the facility, our maximum remaining borrowing availability under this facility at September 30, 2004 was $831,300. The credit facility with LaSalle has an initial term of three years ending November 15, 2006 and is secured by substantially all of our domestic assets. The credit agreement also has affirmative, negative and financial covenants with which we must comply.

      In prior periods, we have not been in compliance with certain affirmative, negative and financial covenants. Our lender, LaSalle Business Credit, LLC, has re-set the financial covenants for 2004 to reflect the changes in tangible net worth and to start the fixed charge coverage ratio measurement with the three months ended March 31, 2004. At September 30, 2004, we were not in compliance with the fixed charge coverage ratio within the credit agreement, as amended, but obtained a waiver for the quarterly periods ended September 30 and December 31, 2004, and reset the covenants going forward such that we again expect to be in compliance. In 2005 and 2006 the fixed charge ratio requirements, as calculated in the credit agreement, are as follows: 3 months ended March 31, 2005, 0.60; 6 months ended June 30, 2004, 1.00; 9 months ended September 30, 2005, 1.00; 12 months ended December 31, 2005, 1.05; 12 months ended March 31, 2006, 1.10; 12 months ended June 30, 2006 and thereafter, 1.15. The Tangible Net Worth requirement has also changed to $6,000,000 through 2005. Thereafter, the requirement will increase $600,000 at the end of each fiscal year. The reserve amount was also increased from $600,000 to $900,000.

      We also have revolving credit facilities with a Swedish bank that we use in connection with our European operations and which are secured by substantially all the assets of our Mobitec AB subsidiary. We have a revolving credit facility with a German bank that we use in connection with the operations of our Transit-Media Mobitec GmbH subsidiary and which is secured by all customer accounts receivable and inventory of that subsidiary. Our maximum remaining borrowing availability under the various European credit facilities at September 30, 2004 was equivalent to approximately $1.4 million in U.S. dollars and our combined borrowing availability under our U.S. domestic and European credit facilities was approximately $2.2 million. Our European facilities also contain affirmative, negative, and financial covenants. As of September 30, 2004, our outstanding balances were $5.5 million under the domestic facility and $2.1 million under the European facilities.

      A convertible subordinated debenture in the amount of $250,000 dated August 26, 2002, and bearing interest monthly at 8 percent is payable to a shareholder and member of our board of directors, and is due in full August 26, 2009, if not redeemed or converted sooner. The debenture provides for monthly principal redemption installments commencing August 26, 2005. At September 30, 2004, we were not in compliance with a current ratio financial covenant and an interest coverage ratio covenant, respectively, under the agreement, but received waivers for the violations of these covenants from the holder.

      While we plan to adhere to the covenants in our credit facilities to the best of our ability, in the event that it appears we are unable to avoid an event of default, it may be necessary or advisable to retire and terminate one or more of the facilities and pay all remaining balances borrowed. Any such payment would further limit our available cash and cash equivalents. Furthermore, we may not be able to retire the credit facilities if we do not have adequate resources available when necessary to avoid an event of default or if we do not have adequate time to retire the credit facilities. The consequences of an event of default under one or more of our credit facilities or other debt instruments may prevent us from conducting normal business operations.

      The above cash requirements or restrictions could lead to an inadequate level of cash for operations or for capital requirements, which could have a material negative impact on our financial position and significantly harm our ability to operate the business.

We have a history of net losses and cannot assure you that we will achieve or maintain profitability.

      We have incurred losses in almost every fiscal year since we have been a public company. Our net loss applicable to common shareholders was $2,232,508 in 2003, $366,503 in 2002 and $61,735 in 2001. We cannot assure you that we will become profitable in fiscal year 2004 or any future period or, if we do, that we will be able to sustain or increase profitability in the future. We had an accumulated deficit of $9.8 million as of September 30, 2004. If we cannot achieve or sustain profitability, our financial condition will be materially adversely affected and it will be much more difficult, if possible at all, to obtain additional financing and to continue to grow our business.

Our efforts to reduce costs may not be effective. If we fail to reduce costs effectively, we may not achieve profitability or positive cash flow.

      We believe cost containment and expense reductions are essential to achieving profitability and positive cash flow from operations in future quarters. Our efforts to reduce expenses have positively impacted our results in recent periods. However, we must continue to contain costs and further reduce expenses in order to achieve and sustain profitability in future periods. We cannot assure you that we will be able to do so. If we are not able to grow our revenues while reducing our costs, as a percentage of revenue, we will not be able to achieve profitability and our business and financial condition could be materially and adversely affected.

Our operating results may continue to fluctuate.

      Our operating results may fluctuate between periods depending upon numerous factors, including customer demand and market acceptance of our products and solutions, new product introductions, varying product mix, delivery due date changes and other factors. We operate in a market characterized by a relatively long sales cycle. From first contact to order delivery may be a time period of two years or longer. Delivery schedules, as first established with the customer in this long cycle, may change with little or no advance notice. Our business is sensitive to the spending patterns and funding of our customers, who in turn are subject to prevailing economic conditions and other factors beyond their control. Moreover, we derive revenue primarily from significant orders from a limited number of customers. For that reason, a delay in delivery of our products in connection with a single order may significantly impact the timing of our recognition of revenue between periods. Moreover, revenue lost due to the cancellation of, or our inability to fill, an order in one period may not necessarily be made up by revenue in any future period.

Our ability to benefit from our income tax loss carryforwards may be limited.

      Because of our history of losses, we have significant net operating loss carryforwards that may be used to offset taxable income in future periods. However, our ability to use those carryforwards may be limited by certain factors, including, for example, our failure to generate sufficient taxable income before the expiration of the net operating loss carryforwards.

      Changes in our equity ownership may also limit our ability to benefit from the carryforwards. As a result of our consummation of certain equity transactions during 2004, we have determined that our ability annually to utilize the net operating loss carryforwards and related tax benefits will be limited under the Internal Revenue Code.

Risk Related to Financial Reporting

Our former independent auditors have notified our Audit Committee that there was a material weakness in our internal controls over financial reporting and certain reportable conditions.

      In its April 13, 2004 Report to the Audit Committee, McGladrey & Pullen, LLP, our former independent auditors, concluded that there was a material weakness in our internal control over financial reporting and certain reportable conditions, including the lack of organized documentation for capitalized software, a lack of formal procedures to reconcile inter-company accounts and transactions, a lack of segregation of duties in certain foreign subsidiaries and that there were not sufficient internal control policies and procedures over financial reporting for non-routine and complex transactions to ensure the reliability and accuracy of our financial statements and schedules. Their report explained that a “reportable condition” is a significant deficiency in the design or operation of internal control that, in the auditors’ judgment, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in our financial statements; and a “material weakness” is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to our financial statements may occur and not be detected within a timely period by our employees in the normal course of performing their assigned functions.

      In order to remediate the material weakness, our Audit Committee and management have taken certain actions, as described under the heading “Controls and Procedures,” in this prospectus. Although these actions and new procedures will be evaluated for effectiveness and substantially implemented by the fourth quarter of 2004, the material weakness may not be considered remediated until these procedures operate for a period of time, are tested and it is concluded that such procedures are operating effectively. We cannot assure you that the steps we have taken will be sufficient to fully remediate the material weakness, or that additional material weaknesses or significant deficiencies in our internal controls over financial reporting will not be discovered in the future. Any failure to remediate the material weakness identified by our former auditors or implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any of the foregoing occurrences could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. Moreover, no system of internal control can provide absolute assurance of achieving financial reporting objectives or of preventing fraud, because all such systems, regardless of how well designed and implemented, have inherent limitations. All systems of internal control involve human diligence and compliance and are subject to lapses in judgment and breakdowns resulting from human failures. Because of such inherent limitations, there is a risk that material misstatements or instances of fraud may not be prevented or detected on a timely basis by our internal controls over financial reporting.

Risks Related to Our Operations and Product Development

A significant portion of our revenues is derived from sales to a small number of customers. If we are not able to obtain new customers or repeat business from existing customers, our business could be seriously harmed.

      We sell our products to a limited and largely fixed set of customers and potential customers. In our transportation communications segment, we sell primarily to original equipment manufacturers and to end users such as municipalities, regional transportation districts, transit agencies, federal, state and local departments of transportation and rental car agencies. The identity of the customers who generate the most significant portions of our sales may vary from year to year. In 2003, one major customer accounted for 16.2 percent of our net sales, compared to two major customers accounting for 21.9 percent in 2002 and three major customers accounting for 36.4 percent in 2001. If any of our major customers stopped purchasing products from us, and we were not able to obtain new customers to replace the lost business, our business and financial condition would be materially adversely affected. Many factors affect whether customers reduce or delay their investments in products such as those we offer, including decisions regarding technology spending levels and general economic conditions in the countries and specific markets where the customers are located.

We depend on third parties to supply components we need to produce our products.

      Our products and solutions are dependent upon the availability of quality components that are procured from third-party suppliers. Reliance upon suppliers, as well as industry supply conditions, generally involves several risks, including the possibility of defective parts (which can adversely affect the reliability and reputation of our products), a shortage of components, reduced control over delivery schedules (which can adversely affect our manufacturing efficiencies) and increases in component costs (which can adversely affect our profitability).

      We have some single-sourced supplier relationships, either because alternative sources are not readily or economically available or the relationship is advantageous due to performance, quality, support, delivery, capacity or price considerations. If these sources are unable to provide timely and reliable supply, we could experience manufacturing interruptions, delays or inefficiencies, adversely affecting our results of operations. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could affect operating results adversely.

Many of our customers rely on government funding, and that subjects us to risks associated with governmental budgeting and authorization processes.

      A majority of the end users of our products have some degree of national, federal, regional, state or local governmental-entity funding. These governmental-entity funding mechanisms are beyond our control and often are difficult to predict. Further, general budgetary authorizations and allocations for state, local, and federal agencies can change for a variety of reasons, including general economic conditions, and could have a material adverse effect on us. For example, the TEA-21 legislation under which the funding supporting our transportation products business segment domestic sales is derived was subject to reauthorization in October of 2003. That reauthorization has not occurred. Instead, the current TEA-21 program has been extended through a series of six short-term Continuing Resolutions, and an eight month extension, to May 2005. These extensions have all been passed pending enactment of new long-term legislation which is currently in process in Congress. Although both the U.S. Senate and the House of Representatives have enacted proposals that would increase funding for the TEA-21 programs, this legislation has been stalled until the first half of 2005.

      While the Continuing Resolutions have the positive effect of continuing the programs and funding after the original expiration, and the programs have been at an historical all-time high, the delay in enactment of reauthorization legislation tends to create uncertainty in the market. That uncertainty can delay or depress order opportunities. We are involved through the industry trade association, the American Public Transportation Association, the web site of which (www.APTA.com) regularly posts status information on legislative matters. We do not participate in compiling or presenting information on that web site, and that information is not part of this prospectus. While we believe the reauthorization will occur (most probably in the first half of 2005), and that resulting federal funding will be at or above the present $8 billion annual level, we cannot assure you that the legislation will be reauthorized as we expect. In addition to federal funding to the public transit side of our domestic market, some of our customers rely on state and local funding. These tend to be affected by general economic conditions. For example, some transit operating authorities reduced service during 2002, 2003 and into 2004, in response to the slow economy. These service reductions can have a depressing effect on sales of our products. It is not possible to precisely quantify this impact. Any unfavorable change in any of these factors and considerations could have a material adverse effect upon us.

We must continually improve our technology to remain competitive.

      Our industry is characterized by, and our business strategy is substantially based upon, continuing improvement in technology. This results in frequent introduction of new products, short product life cycles and continual change in product price/performance characteristics. We must develop new technologies in our products and solutions in order to remain competitive. We cannot assure you that we will be able to continue to achieve or sustain the technological leadership that is necessary for success in our industry. In addition, our competitors may develop new technologies that give them a competitive advantage, and we may not be able to obtain the right to use those technologies at a reasonable cost, if at all, or to develop alternative solutions that enable us to compete effectively. A failure on our part to manage effectively the transitions of our product lines to new technologies on a timely basis could have a material adverse effect upon us. In addition, our business depends upon technology trends in our customers’ businesses. To the extent that we do not anticipate or address these technological changes, our business may be adversely impacted.

We cannot assure you that any new products we develop will be accepted by customers.

      Even if we are able to continue to enhance our technology and offer improved products and solutions, we cannot assure you that we will be able to deliver commercial quantities of new products in a timely manner or that our products will achieve market acceptance. Further, it is necessary for our products to adhere to generally accepted and frequently changing industry standards, which are subject to change in ways that are beyond our control.

If we lose the services of our key personnel, we may be unable to replace them, and our business could be negatively affected.

      Our success depends in large part on the continued service of our management and other key personnel who have significant knowledge, experience and contacts in the industries that comprise our primary markets. Our ability to continue to attract, motivate and retain employees having these qualifications is essential to our future success. The loss of the services of key personnel could cause us to lose market share to a competitor or otherwise materially adversely affect our business or financial condition.

Risks Related to Our International Operations

There are numerous risks associated with international operations, which represent a significant part of our business.

      Our international operations generated approximately one-third of our sales in 2003 and approximately 37 percent of our sales in the first nine months of 2004. Our sales outside the United States were primarily in Europe (particularly the Nordic countries), South America, the Middle East and Australia. The success and profitability of international operations are subject to numerous risks and uncertainties, such as economic and labor conditions, political instability, tax laws (including U.S. taxes upon foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currency in which products are sold. Any unfavorable change in one or more of these factors could have a material adverse effect upon us.

We maintain cash deposits in foreign locations, portions of which may be subject to significant tax or tax withholding upon transfer or withdrawal.

      Many countries impose taxes or fees upon removal from the country of cash earned in that country. Moreover, complying with foreign tax laws can be complicated and we may incur unexpected tax obligations in some jurisdictions. While we believe our tax positions in the foreign jurisdictions in which we operate are proper and fully defensible, tax authorities in those jurisdictions may nevertheless assess taxes and render judgments against us if we are unable to convince them of our position. In such an event, we could be required to make unexpected cash payments in satisfaction of such assessments or judgments or incur additional expenses to defend our position. This risk is mitigated, but not completely eliminated, by the existence of our net operating losses and tax credit carryforwards.

Risks Related to Our Intellectual Property

We may not be able to defend ourselves successfully against claims that we are infringing on the intellectual property rights of others, and defending ourselves could be costly.

      Third parties, including our competitors, individual inventors or others, may have patents or other proprietary rights that may cover technologies that are relevant to our business. Several claims of infringement have been asserted against us in the past, and we have recently settled one lawsuit in which a third party claimed that we infringed its intellectual property.

      Even if we believe a claim asserted against us is not valid, defending against the claim may be costly. Intellectual property litigation can be complex, protracted and highly disruptive to business operations by diverting the attention and energies of management and key technical personnel. Further, plaintiffs in intellectual property cases often seek injunctive relief and the measures of damages in intellectual property litigation are complex and often subjective or uncertain. In some cases, we may decide that it is not economically feasible to pursue a vigorous and protracted defense and decide, instead, to negotiate licenses or cross-licenses authorizing us to use a third party’s technology in our products. If we are unable to successfully defend against litigation of this type, or to obtain and maintain licenses on favorable terms, we could be prevented from manufacturing or selling our products, which would cause severe disruptions to our operations. For these reasons, intellectual property litigation could have a material adverse effect on our business or financial condition.

Misappropriation of our intellectual property and proprietary rights could impair our competitive position, and enforcing our rights could be costly.

      We rely upon a combination of patents, copyrights, alliances, trade secrets, nondisclosure agreements and licensing agreements to establish and protect our ownership of, and rights to use, proprietary and intellectual property rights. Although we consider the results of our research and development efforts to be proprietary to us, and we attempt to maintain the confidentiality of those results, we may not be able to prevent others from using the information or technology that we develop. In addition, by “designing around” our intellectual property rights, our competitors may be able to offer the same functionality provided by our products without violating our intellectual property rights. Policing unauthorized use of our proprietary rights is difficult. We cannot assure that the steps we take will prevent misappropriation of our technology or that the agreements we enter into for that purpose will be enforceable. In addition, laws governing intellectual property rights are less protective in some countries in which we operate, or may operate in the future, than in the United States. Litigation may be necessary in the future to enforce or protect our intellectual property rights, and we cannot be certain that we will be successful in any such litigation. Moreover, even if we are successful, litigation to enforce our rights can be complex, costly, protracted and highly disruptive to business operations. Misappropriation of our intellectual property or potential litigation could have a material adverse effect on our business or financial condition.

Risks Related to Our Equity Securities and Convertible Debenture

The public market for our common stock has been volatile, especially since market prices for technology stocks often have been unrelated to operating performance.

      We cannot assure you that an active trading market will be sustained or that the market price of our common stock will not decline. From time to time, the stock market in general, and the shares of technology companies in particular (including our own stock), have experienced significant price fluctuations. The market price of our common stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to factors such as:

•	Actual or anticipated variations in our quarterly operating results;

•	Historical and anticipated operating results;

•	Announcements of new product or service offerings;

•	Technological innovations;

•	Competitive developments in the public transit industry;

•	Changes in financial estimates by securities analysts;

•	Conditions and trends in the public transit industry;

•	Funding initiatives and other legislative developments affecting the transit industry;

•	Adoption of new accounting standards affecting the technology industry or the public transit industry; and

•	General market and economic conditions and other factors.

      Further, the stock markets, and particularly The Nasdaq Small Cap Market, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies (including our company) and have often been unrelated or disproportionate to the operating performance of such companies. These broad market factors have materially affected, and may continue to materially affect the market price of our common stock. In addition, general economic, political and market conditions, such as recessions, interest rate variations, international currency fluctuations, terrorist acts, military actions or war, may adversely affect the market price of our common stock.

Our preferred stock and convertible debenture have preferential rights over our common stock.

      As of December 30, 2004, we have outstanding shares of Series AAA Redeemable Nonvoting Preferred Stock and Series E Redeemable Nonvoting Convertible Preferred Stock, as well as an 8.0% convertible subordinated debenture, all of which have rights in preference to holders of our common stock in connection with any liquidation of our company. As of December 30, 2004, the aggregate liquidation preference is approximately $1.2 million for the Series AAA stock and approximately $1.1 million for the Series E stock, in each case plus accrued but unpaid dividends, and the aggregate principal amount of the outstanding 8.0% convertible subordinated debenture is $250,000. Holders of the Series AAA and Series E stock are entitled to receive cumulative quarterly dividends at the rate of 10% per annum and 7% per annum, respectively, in cash, on the liquidation value of those shares.

      The purchase agreement pursuant to which we issued our outstanding 8.0% convertible subordinated debenture, as well as our domestic senior credit facility, prohibits the payment of dividends to holders of our common stock. The holder of the debenture has the right to require us to redeem the debenture upon the occurrence of certain events, including certain changes in control of our company or our failure to continue to have our stock listed on The Nasdaq Stock Market or another stock exchange. In such an event, the holder would have the right to require us to redeem the debenture for an amount equal to the principal amount plus an 18% annual yield on the principal amount through the date of redemption.

The preferential rights of the holders of our convertible subordinated debenture and preferred stock could substantially limit the amount, if any, that the holders of our common stock would receive upon any liquidation of our company.

Future sales of our stock, or the possibility of future sales, could adversely affect the market price of our stock.

      Sales of substantial numbers of shares of our common stock in the public market, or the perception that significant sales are likely, could adversely affect the market price of our common stock. The number of shares of common stock covered by this prospectus, 77% of which are currently outstanding, is equal to approximately 16% of the outstanding shares of our common stock. In addition to the shares covered by this prospectus, the following shares of our common stock are outstanding or issuable upon conversion of outstanding convertible securities as of December 30, 2004:

•	Up to 353,333 shares of common stock are issuable upon conversion of our outstanding shares of Series E stock. We issued those shares of Series E stock on various dates between July 1, 2003 and March 23, 2004. Those shares of common stock generally will become tradable pursuant to Rule 144 under the Securities Act of 1933 one year after the date of issuance of the shares of Series E stock being converted.

•	156,250 shares of our common stock are issuable upon conversion of outstanding shares of our Series AAA stock. Upon conversion, those shares of common stock would be freely tradable in the market pursuant to Rule 144(k) under the Securities Act of 1933.

•	204,000 shares of our common stock are registered with the Securities and Exchange Commission on Form S-3 (registration no. 333-111534) under the SEC’s shelf registration rules, which registration statement was declared effective on April 23, 2004. Under the shelf registration rules, using the prospectus included as part of that registration statement, the selling shareholders listed therein may sell from time to time, in one or more offerings, the shares of common stock covered by the prospectus. The shares covered by the prospectus initially included 3,543,893 shares of common stock issuable upon conversion of convertible debentures or shares of preferred stock or the exercise of warrants that we previously issued to the selling shareholders and a placement agent. To our knowledge, as of December 1, 2004, 3,339,893 of the shares covered by that registration statement had been sold and 204,000 shares remained available for future sales.

•	257,500 shares of our common stock are registered with the SEC on Form S-1 (registration no. 333-115897) under the SEC’s shelf registration rules, which registration statement was declared effective on July 8, 2004. Under the shelf registration rules, using the prospectus included as part of that registration statement, the selling shareholders listed therein may sell from time to time, in one or more offerings, the shares of common stock covered by the prospectus. The shares covered by the prospectus initially included 625,000 outstanding shares of common stock and 187,500 shares of common stock issuable upon the exercise of warrants that we previously issued to the selling shareholders and a placement agent. To our knowledge, as of December 1, 2004, 555,000 of the shares covered by that registration statement had been sold and 257,500 shares remained available for future sales.

•	We registered 1,214,500 shares of our common stock with the SEC on Form S-8 (registration no. 333-116633), consisting of 839,500 shares of common stock reserved for issuance to our employees and directors pursuant to the Digital Recorders, Inc. 1993 Incentive Stock Option Plan and 375,000 shares of common stock reserved for issuance to our employees and directors pursuant to the Digital Recorders, Inc. 2003 Stock Option Plan. As of December 1, 2004, 127,929 of the shares covered by that registration statement had been sold and 1,086,571 remained available for future sales pursuant to outstanding options under the plans or options that remain available for future grant.

      If all the shares of common stock described in this paragraph are issued and sold in the market, the number of shares of our common stock outstanding, and potentially tradable in the public market, would increase from approximately 9.5 million shares to approximately 11.7 million shares. We cannot predict the effect that market sales of such a large number of shares would have on the market price of our common stock. Sales of substantial amounts of such shares in the public market could adversely affect the market price of our common stock.

Risks Related to Anti-Takeover Provisions

Our articles of incorporation, bylaws and North Carolina law contain provisions that may make takeovers more difficult or limit the price third parties are willing to pay for our stock.

      Our articles of incorporation authorize the issuance of shares of “blank check” preferred stock, which would have the designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without shareholder approval (but subject to applicable regulatory restrictions), to issue additional preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. Our board of directors could also use the issuance of preferred stock, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Our articles of incorporation also provide that our board of directors is divided into three classes, which may have the effect of delaying or preventing changes in control or changes in our management because less than a majority of the existing directors are up for election at each annual meeting. In addition, our bylaws require that certain shareholder proposals, including proposals for the nomination of directors, be submitted specified periods of time in advance of our annual shareholders’ meetings. These provisions could make it more difficult for shareholders to effect corporate actions such as a merger, asset sale or other change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock, and they may have the effect of delaying or preventing a change in control.

      We are also subject to two North Carolina statutes that may have anti-takeover effects. The North Carolina Shareholder Protection Act generally requires, unless certain “fair price” and procedural requirements are satisfied, the affirmative vote of 95% of our voting shares to approve certain business combination transactions with an entity that is the beneficial owner, directly or indirectly, of more than 20% of our voting shares, or with one of our affiliates if that affiliate has previously been a beneficial owner of more than 20% of our voting shares. The North Carolina Control Share Acquisition Act, which applies to public companies that have substantial operations and significant shareholders in the state of North Carolina, eliminates the voting rights of shares acquired in transactions (referred to as “control share acquisitions”) that cause the acquiring person to own a number of our voting securities that exceeds certain threshold amounts, specifically, one-fifth, one-third and one-half of our total outstanding voting securities. There are certain exceptions. For example, this statute does not apply to shares that an acquiring person acquires directly from us. The holders of a majority of our outstanding voting stock (other than such acquiring person, our officers and our employee directors) may elect to restore voting rights that would be eliminated by this statute. If voting rights are restored to a shareholder that has made a control share acquisition and holds a majority of all voting power in the election of our directors, then our other shareholders may require us to redeem their shares at fair value. These statutes could discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. They also might limit the price that certain investors might be willing to pay in the future for our shares of common stock, and they may have the effect of delaying or preventing a change of control.

Risks Associated with Potential Growth

We may not be able to obtain the financing we will need to continue to grow.

      Our business and operating strategy embraces growth. The strategy includes internal growth through the expansion of our present operations to current and new customers, as well as acquisition-oriented growth scenarios. This strategy requires that we maintain a high degree of emphasis on finding and securing both debt and equity financing sources. Success in these financing requirements can be adversely impacted by economic conditions and other factors beyond our control. Although we believe our revolving credit facilities and cash flow from operations will be sufficient to fund our current business operations for the subsequent 12 month period, we cannot assure you that we will not require additional sources of financing to fund our operations. Any significant acquisition or other growth initiative would also require additional financing. Additional financing may not be available to us on terms we consider acceptable, if it is available at all. If we cannot raise funds on acceptable terms, we may not be able to develop next-generation products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could have a material adverse effect on our ability to grow our business. Further, if we issue equity securities, you will experience dilution of your ownership percentage, and the new equity securities may have rights, preferences or privileges senior to those of our common stock.

There are many risks associated with potential acquisitions.

      We intend to continue to evaluate potential acquisitions that we believe will enhance our existing business or enable us to grow. If we acquire other companies or product lines in the future, it may dilute the value of existing shareholders’ ownership. The impact of dilution may restrict our ability to consummate further acquisitions. Issuance of equity securities in connection with an acquisition may further restrict utilization of net operating loss carryforwards because of an annual limitation due to ownership changes under the Internal Revenue Code. We may also incur debt and losses related to the impairment of goodwill and other intangible assets if we acquire another company, and this could negatively impact our results of operations. We currently do not have any definitive agreements to acquire any company or business, and we may not be able to identify or complete any acquisition in the future. Additional risks associated with acquisitions include the following:

•	It may be difficult to assimilate the operations and personnel of an acquired business into our own business;

•	Management information and accounting systems of an acquired business must be integrated into our current systems;

•	Our management must devote its attention to assimilating the acquired business, which diverts attention from other business concerns;

•	We may enter markets in which we have limited prior experience; and

•	We may lose key employees of an acquired business.

FORWARD-LOOKING STATEMENTS

      Some of the statements in this prospectus constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, any statement, express or implied, concerning future events or expectations is a forward-looking statement. Use of words such as “expect,” “fully expect,” “expected,” “appears,” “believe,” “plan,” “anticipate,” “would,” “goal,” “potential,” “potentially,” “range,” “pursuit,” “run rate,” “stronger,” “preliminarily,” etc., is intended to identify forward-looking statements that are subject to risks and uncertainties. There can be no assurance that any expectation, express or implied, in a forward-looking statement will prove correct or that the contemplated event or result will occur as anticipated. The risks associated with forward-looking statements include, but are not limited to, the ones described under the heading “Risk Factors” above.

USE OF PROCEEDS

      We are not selling any of the shares of common stock being offered by this prospectus and will receive no proceeds from the sale of the shares by the Selling Shareholders. All of the proceeds from the sale of common stock offered by this prospectus will go to the Selling Shareholders who offer and sell their shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the consolidated financial statements and the related notes that are set forth under the heading “Financial Statements and Supplementary Data” elsewhere in this prospectus.

Business — General

      We directly or through contractors, design, manufacture, sell, and service information technology and audio surveillance technology products through two major business segments. These two business segments are transportation communications and law enforcement and surveillance. Service is a significant aspect of our marketing strategy, but it is not yet a material generator of revenue and represented two percent or less of net sales for the years ended December 31, 2003, 2002, and 2001.

      Our transportation communications segment sells products worldwide within the passenger and operating system information communication industry. This segment includes information systems for users and operators of transportation systems both on-board and off-board the vehicle. Additionally, Automatic Vehicle Locating and Automatic Vehicle Monitoring capabilities are addressed for fleet management, passenger information, and scheduling as well as for enhancement of security of transportation systems and vehicles. We sell to transportation vehicle equipment customers generally in two broad categories. The first category consists of end customers, including:

•	Municipalities;

•	Regional transportation districts;

•	Federal, state, and local departments of transportation;

•	Transit agencies;

•	Public, private, or commercial operators of vehicles; and

•	Rental car agencies.

      The second category consists of original equipment manufacturers (OEMs) of transportation vehicles. The relative percentage of sales to end customers as compared to OEM customers varies widely and frequently from quarter to quarter and year to year and within products and product lines comprising our mix of total revenue in any given period.

      Our law enforcement and surveillance segment serves customers in the U.S. federal, state, and local law enforcement agencies or organizations, as well as their counterparts abroad. We produce a line of digital audio filter systems and tape transcribers used to improve the quality and intelligibility of both live and recorded voices. We market our law enforcement and surveillance products domestically and internationally to law enforcement entities and other customers associated with government organizations.

      Sales to our customers are characterized by a lengthy sales cycle that generally extends for a period of two to 24 months. In addition, purchases by a majority of our customers are dependent upon federal, state and local funding that may vary from year to year and quarter to quarter.

      We generally recognize product revenue upon shipment of products to customers. Software licensing fee revenue results from a multi-year licensing agreement consisting of a perpetual license for a jointly developed product and royalties based upon per unit installation by the licensee. Such revenues are recognized on the basis of, “per unit installed.” We recognize service revenue upon completion of the service. Because our operations are characterized by significant research and development expenses preceding product introduction, net sales and certain related expenses may not be recorded in the same period, thereby producing fluctuations in operating results. Our dependence upon large contracts and orders, as well as upon a small number of relatively large customers or projects, increases the magnitude of fluctuations in operating results between periods. For a more complete description of our business, including a description of our products, sales cycle and research and development, see “Business.”

Critical Accounting Policies

      Our significant accounting policies and methods used in the preparation of the Consolidated Financial Statements are discussed in Note 1 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus. The following is a listing of our critical accounting policies and a brief description of each:

•	Revenue recognition;

•	Allowance for doubtful accounts;

•	Inventory valuation;

•	Intangible assets and goodwill; and

•	Income taxes, including deferred tax assets.

      Revenue Recognition. Revenues from product sales are recognized upon shipment to customers based upon the defined shipping terms. Even though we receive customer sales orders that may require scheduled product deliveries over several months, sales revenues are only recognized upon physical shipment of the product to the customer. Service revenues are recognized upon completing the service. Service revenues include product repair not under a warranty agreement, city route mapping, product installation, training, consulting to transit authorities and funded research and development projects.

      Software licensing fee revenue results from a multi-year licensing agreement consisting of a perpetual license for a jointly developed product and royalties based upon per unit installation by the licensee. Such revenues are recognized on the basis of, “per unit installed.” Management has evaluated Statement of Position 97-2 “Software Revenue Recognition” and determined that it is appropriate to recognize the revenues associated with this arrangement as the Company has no future obligation to provide future software, upgrades, post contract customer support or other services related thereto subsequent to the invoice date.

      Allowance for Doubtful Accounts. Our allowance for doubtful accounts relate to trade accounts receivable. It reflects our estimate of the amount of our outstanding accounts receivable that are not likely to be collected. Most of our company’s sales are to large OEM equipment manufacturers or to state or local governmental units or authorities, so management expects low losses from true collectability problems resulting from insolvency or actual inability to pay. However, we also include amounts in the allowance for doubtful accounts when the credit of the customer may not be at issue, but a dispute exists over precise purchase order or invoice terms or quality of the delivered product or service. The allowance for doubtful accounts is a periodic estimate prepared by management based upon identification of the collections of specific accounts and the overall condition of the receivable portfolios. When evaluating the adequacy of the allowance for doubtful accounts, we analyze our trade receivables, the customer relationships underlying the receivables, historical bad debts, customer credits, customer concentrations, customer creditworthiness, current economic trends, and changes in customer payment terms.

      Inventory Valuation. We periodically evaluate the carrying amount of inventory based upon current shipping forecasts and warranty and post-warranty component requirements. Our company, as a part of the sale, typically extends a warranty term generally ranging from one to three years. We account for this liability through a warranty reserve on the balance sheet. Additionally, in special situations, we may, solely at our discretion, use extended or post-warranty services as a marketing tool. In these instances, the expense is treated as a period cost and is in all respects discretionary. Many of our customers have contractual or legal requirements which dictate an extended period of time for us to maintain replacement parts. Our evaluation involves a multi-element approach incorporating inventory turnover and the stratification of inventory by risk category, among other elements. The approach incorporates both recent historical information and management estimates of trends. Our approach is intended to take into consideration potential excess and obsolescence in relation to our installed base, engineering changes, uses for components in other products, return rights with vendors and end of manufacture. If any of the elements of our estimate were to deteriorate, additional write-downs may be required. The inventory write-down calculations are reviewed periodically and additional write-downs are recorded as deemed necessary.

      Intangible Assets and Goodwill. In 2002, Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” became effective and, as a result, we ceased to amortize goodwill at January 1,

2002. In lieu of amortization, SFAS No. 142 requires that we perform an impairment review of goodwill at least annually, or when management becomes aware of any circumstance or trend that is reasonably likely to give rise to impairment. SFAS No. 142 requires us to test goodwill for impairment at a level referred to as a reporting unit. Goodwill is considered impaired and a loss is recognized when the carrying value of a reporting unit exceeds its fair value. We use a number of valuation methods including quoted market prices, discounted cash flows and revenue multiples to determine fair value. We have completed our goodwill impairment evaluation in connection with the adoption of the new standard and determined that there was no impairment of goodwill as of the date of adoption.

      Income Taxes. We are required to pay income taxes in each of the jurisdictions in which we operate. Thus, we pay income taxes in the U.S., several states, and in a number of foreign countries. Each of these jurisdictions has its own laws and regulations, some of which are quite complex and some of which are the subject of disagreement among experts and authorities as to interpretation and application. The estimation process for preparation of our financial statements involves estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for income tax and accounting purposes. We review internally our operations and the application of applicable laws and rules to our circumstances. To the extent we believe necessary, we also seek the advice of professional advisers in various jurisdictions.

      During the quarter ended September 30, 2004, management determined that an additional valuation allowance should be recorded against the U.S. deferred tax asset. This determination resulted in an additional allowance of $787,431 that increased the total reported income tax expense for the period to $717,259. Management’s determination considered the projections of future earnings used in its earlier assessments that assumed certain improvements in market conditions, benefits from new relationships, and legislative actions, all of which did not materialize. As a result, the results of operations through September 30, 2004, were less than management’s projections for that period. Current projections for the near term indicate that, more likely than not, the company will not attain profitability at a level generating sufficient taxable income to recover the U.S. deferred tax assets.

      The undistributed earnings of certain foreign subsidiaries are not subject to additional foreign income taxes nor considered to be subject to U.S. income taxes unless remitted as dividends. We intend to reinvest such undistributed earnings indefinitely; accordingly, no provision has been made for U.S. taxes on those earnings. We regularly review the status of the accumulated earnings of each of our U.S. and foreign subsidiaries as part of our overall financing plans.

Results of Operations

      The following discussion provides an analysis of our results of operations. This should be read in conjunction with our consolidated financial statements and related notes thereto. The operating results of the periods presented were not significantly affected by inflation.

      The following table sets forth the percentage of our revenues represented by certain items included in our statements of operations:

	Nine Months
	Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Sales	57.9	59.9	61.7	64.1	62.9

Gross profit	42.1	40.1	38.3	35.9	37.1
Operating Expenses:
Selling, general and administrative	34.8	32.2	34.6	28.7	28.9
Research and development	4.0	4.2	4.7	5.5	7.1

Total Operating Expenses	38.8	36.4	39.3	34.2	36.0

Operating Income (loss)	3.3	3.8	(1.0)	1.7	1.1
Other expense, foreign currency translation and interest	(2.1)	(1.7)	(1.5)	(1.8)	(2.2)

Income (loss) before income tax benefit (expense)	1.2	2.1	(2.5)	(0.1)	(1.1)
Income tax benefit (expense)	(2.0)	(1.1)	(0.2)	(0.1)	1.4

Income (loss) before minority interest in income of consolidated subsidiary	(0.9)	1.0	(2.7)	(0.2)	0.3
Minority interest in consolidated subsidiary	(0.3)	(0.3)	(0.2)	(0.1)	— .

Net Income (loss)	(1.1)%	0.7%	(2.9)%	(0.3)%	0.3%

Comparison of Our Results For the Nine Months Ended September 30, 2004 and 2003

Net Sales and Gross Profit

      Our net sales for the nine months ended September 30, 2004, increased $1,338,912 or 3.9 percent, from $34,050,514 for the nine months ended September 30, 2003, to $35,389,426 for the nine months ended September 30, 2004. Our gross profit for the nine months ended September 30, 2004, increased $1,235,691, or 9.0 percent, from $13,660,242 for the nine months ended September 30, 2003, to $14,895,933 for the nine months ended September 30, 2004.

      During the nine months ended September 30, 2004, we recorded revenues associated with a software license agreement. Our net sales would have increased 0.7 percent from 2003 and our gross profit would have increased 0.9 percent from 2003 without the license revenues and the related gross profit.

      Following is a discussion of these changes in net sales and gross profit by segment.

      Transportation Communications Segment. For the nine months ended September 30, 2004, sales of our transportation communications segment increased $1,259,165, or 3.8 percent, from $32,855,071 for the nine months ended September 30, 2003, to $34,114,236 for the nine months ended September 30, 2004. The increase resulted from an increase in U.S. domestic sales revenues of $204,918 and an increase in international sales of $1,054,247. The increase in U.S. domestic sales is attributable to an increase in the Digital Recorders division sales for automatic voice announcement systems and system licensing revenues, partially offset by a decrease in sales of electronic destination sign systems. The licensing fee revenues for the nine months ended September 30, 2004, represented 3.3 percent of total net segment sales. The increase in international sales is primarily attributable to higher sales in the German subsidiary for all-LED electronic destination sign systems, higher sales in Australia, higher sales in the Scandinavian markets, and more favorable average foreign currency exchange rates in 2004 as compared to 2003.

      The increase in net sales due to the translation of transactions in foreign currencies was approximately $1,150,000. We have no control over the foreign currency fluctuations and do not use currency hedging tools. Our foreign companies primarily transact business in their respective functional currencies, thereby reducing the impact of foreign currency translation differences. If the U.S. dollar strengthens compared to the foreign currencies converted, total sales reported in U.S. dollars will decline. In general, sales prices on the majority of our products have remained relatively stable in the nine months ended September 30, 2004. Our expected sales growth in the transportation communications segment will be dependent upon the introduction of new product offerings and technology, as well as our expansion into new geographic areas. We believe our relatively high market share positions in our current markets preclude significant sales growth from increased market share.

      Our transportation communications segment’s gross profit for the nine months ended September 30, 2004, increased $1,155,803, or 9.0 percent, from $12,841,377 for the nine months ended September 30, 2003, to $13,997,180 for the nine months ended September 30, 2004. As a percentage of segment sales, our gross profit was 41.0 percent of our net segment sales for the nine months ended September 30, 2004, as compared to 39.1 percent for the nine months ended September 30, 2003. The net increase of $1,155,803 is attributable to the U.S. domestic operations, which realized a gross profit increase of $1,034,510, and to the international operations which realized a gross profit increase of $121,293. The licensing fee revenue gross profit accounted for 7.9 percent of the total gross profit for the nine months ended September 30, 2004.

      The gross profit for the segment would have been 39.0 percent, if the revenues from license fees had been excluded. The U.S. gross profit percentage of sales for the nine months ended September 30, 2004, was 42.0 percent, as compared to 37.3 percent for the prior year. The 4.7 percent increase in average U.S. gross profit results primarily from the licensing fee revenue noted above and from ongoing cost reductions and profit improvement programs initiated in the last half of 2003, as well as an increase in sales of higher gross profit systems. The U.S. gross profits would have been 38.7 percent if the revenues from license fees had been excluded. The consolidated international operations realized average gross profit percentages of 39.5 percent and 41.9 percent in the nine months ended September 30, 2004 and 2003, respectively. The decrease in gross profit percentages is attributable to product mix and the introduction in 2004 of the lower-priced, all-LED sign systems in the European markets. The gross profit percentages are affected by selling prices which are expected to be relatively stable in the near term, and direct cost of materials and services to manufacture and assemble our products. We expect to realize gross profit improvements in future periods, reflecting the full effect of 2004 initiatives through negotiations with suppliers to lower unit component costs, the introduction of technology improvements decreasing the overall system costs, and in-house production of sub-assemblies that were previously purchased from suppliers at higher costs. We believe improvement in our gross profit percentage is dependent primarily upon overall economic and competitive conditions in the transportation sector, introduction of new technology products, and the continued success of our on-going profit improvement initiatives.

      Law Enforcement and Surveillance Segment. For the nine months ended September 30, 2004, sales for our law enforcement and surveillance segment increased $79,747, or 6.7 percent, from $1,195,443 for the nine months ended September 30, 2003, to $1,275,190 for the nine months ended September 30, 2004. The sales increase is primarily attributable to federal budget spending increases for our systems and products.

      During the nine months ended September 30, 2004, the quoting activity to government agencies has been very strong relative to prior years with dollar volume substantially higher than the same periods in both 2002 and 2003. Management believes this increase in quotation activity will generate new orders in the fourth quarter of 2004 and into 2005.

      The segment gross profit for the nine months ended September 30, 2004, increased $79,888, or 9.8 percent, from $818,865 for the nine months ended September 30, 2003, to $898,753 for the nine months ended September 30, 2004. As a percentage of segment sales, our gross profit percentage was 70.5 percent of our net segment sales for the nine months ended September 30, 2004, as compared to 68.5 percent for the nine months ended September 30, 2003. The increase in the average gross profit percentage was primarily attributed to sales of products having a lower content of material costs including lower costs incurred for third-party components. We believe improvement in our gross profit percentage is dependent upon overall economic and competitive conditions in the law enforcement and surveillance sector, the introduction of new technology products, and the continued success of our on-going profit improvement initiatives.

Selling, General and Administrative, and Research and Development Expenses

      Our selling, general and administrative expenses for the nine months ended September 30, 2004, increased $1,378,916, or 12.6 percent, from $10,950,190 for the nine months ended September 30, 2003, to $12,329,106 for the nine months ended September 30, 2004. This increase was primarily attributable to increases in public company expenses, legal, audit and tax expense, and depreciation. As a percentage of our sales, these expenses were 34.8 percent for the nine months ended September 30, 2004, and 32.2 percent for the nine months ended September 30, 2003. Management believes these expenses will decrease as a percentage of our sales in future periods if our revenue increases substantially and we continue to focus on expense and cost reduction. However, our selling, general and administrative expenses could increase in future periods due to: (1) expansion into other geographic areas, (2) expansion through acquisition, (3) introduction of new products and services, and (4) compliance efforts stemming from the Sarbanes-Oxley Act of 2002.

      Our research and development expenses for the nine months ended September 30, 2004, of $1,421,867 remained stable in relation to $1,423,066 for the nine months ended September 30, 2003. This category of expenses includes internal engineering personnel and outside engineering expense for software and hardware development, sustaining product engineering, and new product development. As a percentage of our net sales, these expenses decreased from 4.2 percent for the nine months ended September 30, 2003, to 4.0 percent for the nine months ended September 30, 2004. Certain engineering personnel were used in the development of software during each of these periods and incurred costs that met the capitalization criteria of SFAS No. 86, “Capitalization of Software Development Costs.” The total amount of personnel and other expense capitalized in the nine months ended September 30, 2004, was $621,075, as compared to $837,195 for the nine months ended September 30, 2003. In the longer term, we expect the net research and development expenses to remain in the range of 5.0 to 8.0 percent of sales.

Operating Income

      Our operating income for the nine months ended September 30, 2004, of $1,144,960 decreased $142,026 from net operating income of $1,286,986 for the nine months ended September 30, 2003. This decrease is primarily due to gross profits from the license fee revenues in the transportation communications segment, partially offset by higher selling, general and administrative expenses.

Other Expense and Income Tax Expense

      Our total other expense for the nine months ended September 30, 2004, was $733,305, a net increase in expense of $170,093, as compared to $563,212 for the nine months ended September 30, 2003. This increase was primarily due to the net decrease in foreign transaction gains of $303,642. The foreign transaction losses for the nine months ended September 30, 2004, were $92,832 as compared to net translation gains of $210,810 for the nine months ended September 30, 2003. The net increase in other income totaled $29,677. We do not expect to realize any significant foreign currency transaction gains or losses for the remainder of 2004 as management believes the functional currencies will remain similar to the foreign currency exchange rates at September 30, 2004. However, the economic uncertainty in the global markets in which we operate may result in volatility of the U.S. dollar thereby generating the possibility of foreign exchange gains and losses on sales and purchases and our debt denominated in U.S. dollars in Sweden.

      The net interest expense decreased $103,872 from $832,998 for the nine months ended September 30, 2003, to $729,126 for the nine months ended September 30, 2004. The 2004 net interest expense included a non-cash interest charge of $170,606, primarily related to the write-off of the balance of unamortized debt discount when a significant portion of the convertible debt was converted to common stock. Excluding the non-cash interest expense of $170,606, the net interest expense would have decreased $274,478 for the nine months ended September 30, 2003, compared to 2004. The net decrease in interest expense was primarily the result of equity proceeds used to pay down the credit line debt and $4.1 million of subordinated debt that was converted to common stock early in the second quarter of 2004.

      SFAS No. 109, “Accounting for Income Taxes”(“FAS 109”), requires a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. During the quarter ended September 30, 2004, management determined that an additional valuation allowance should be recorded against the U.S. deferred tax asset. This determination resulted in an additional allowance of $787,431 that increased the total reported income tax expense for the period to $717,259. Management’s determination considered the projections of future earnings used in its earlier assessments that assumed certain improvements in market conditions, benefits from new relationships, and legislative actions, all of which did not materialize. As a result, the results of operations through September 30, 2004, were less than management’s projections for that period. Current projections for the near term indicate that, more likely than not, the company will not attain profitability at a level generating sufficient taxable income to recover the U.S. deferred tax assets.

      Our effective tax benefit rate, excluding the deferred tax asset valuation allowance adjustment of $787,431, of 17.0 percent for the nine months ended September 30, 2004, was different than the statutory tax expense rate of 35.0 percent primarily due to the utilization of net operating loss carry forwards in an international jurisdiction in which a full valuation allowance has been provided at December 31, 2003. Our net income tax expense including the deferred tax asset valuation allowance adjustment was $717,259 for the nine months ended September 30, 2004, as compared with an income tax expense of $372,293 for the nine months ended September 30, 2003. The effective tax rate of 51.4 percent for the nine months ended September 30, 2003, reflected the impact of the taxable losses in international jurisdictions in which we provided no benefit recognition.

Net Income (Loss) Applicable to Common Shareholders

      The net change in our net income (loss) applicable to common shareholders for the nine months ended September 30, 2004, was a decrease of $744,167 from a net income applicable to common shareholders of $108,721 for the nine months ended September 30, 2003, to a net loss applicable to common shareholders of $635,446 for the nine months ended September 30, 2004. The net operating income (loss) before minority interest in income of consolidated subsidiary decreased $657,085 from net income of $351,481 for the nine months ended September 30, 2003, to a loss of $305,604 for the nine months ended September 30, 2004. The preferred stock dividends increased $76,721 from $153,614 for the nine months ended September 30, 2003, to $230,335 for the nine months ended September 30, 2004, due to the additional dividend requirements for the Series E Convertible Preferred and Series F Convertible Preferred stock issued during 2003 and 2004, offset by the partial conversion of the Series E, Series F and Series AAA Convertible Preferred stock to common stock equity.

Comparison of Our Results for the Years Ended December 31, 2003 and 2002

Net Sales and Gross Profit

      Our net sales for the year ended December 31, 2003 decreased $1,111,744 or 2.5 percent, from $45,137,986 for the year ended December 31, 2002 to $44,026,242 for the year ended December 31, 2003. Our gross profit for the year ended December 31, 2003 increased $666,865, or 4.1 percent, from $16,208,984 for the year ended December 31, 2002 to $16,875,849 for the year ended December 31, 2003. Following is a discussion of these changes in net sales and gross profit by segment.

      Transportation Communications Segment. For the year ended December 31, 2003, sales of our transportation communications segment decreased $981,185, or 2.3 percent, from $43,550,637 for the year ended December 31, 2002 to $42,569,452 for the year ended December 31, 2003. The decrease resulted from a decrease in U.S. domestic sales revenues of $3,978,851 partially offset by an increase in international sales of $2,997,666. The decrease in U.S. domestic sales in 2003 was attributed to late year contract shifts to 2004 and lost business due to order timing difficulties as more fully described in Note 2 — Management Plans — of the Notes to Consolidated Financial Statements included elsewhere in this prospectus. The net sales for the three months ended December 31, 2003 was $9,975,728 as compared to $13,035,873 for the three months ended December 31, 2002. The decrease of $3,060,145 or 23.5% was primarily the result of the order shifts and ultimate cancellation of certain transit authority orders due to contract differences. See Note 20 — Quarterly Financial Data — of the Notes to Consolidated Financial Statements included elsewhere in this prospectus. The canceled orders are extraordinary and the underlying issues leading to such cancellation are not likely to materialize in 2004. All of these orders may or may not be realized in 2004 and, to the extent realized, may not be incremental to the year 2004 as planned. The increase in international sales is attributed to higher sales in the Nordic and Brazilian markets and also more favorable average foreign currency exchange rates in 2003 compared to 2002. The increase in net sales due to foreign currency fluctuations in 2003 was approximately $2.6 million and is not expected to be that significant in 2004 as compared to prior years where foreign currency fluctuations were more radical when the U.S. dollar continued to weaken. We have no control over the foreign currency fluctuations and do not require the use of currency hedging tools as the respective foreign companies primarily transact business in its functional currency thereby reducing the impact of foreign currency translation differences. If the U.S. dollar strengthens compared to the foreign currencies converted, it is possible the total sales reported in U.S. dollars could decline. Product prices on sales of products which comprise a majority of our revenue have declined in the year ended December 31, 2003 as compared to the prior year due to competition. Our expected sales growth in the transportation communications segment will be dependent upon the expansion of new product offerings and technology, as well as our expansion into new geographic areas. We believe our relatively high market share positions in most markets preclude significant sales growth from increased market share.

      Our transportation communications segment gross profit for the year ended December 31, 2003 increased $873,424, or 5.8 percent, from $15,021,486 for the year ended December 31, 2002 to $15,894,910 for the year ended December 31, 2003. As a percentage of segment sales, our gross profit was 37.3 percent of our net segment sales in 2003 as compared to 34.5 percent during 2002. The net increase of $873,424 was attributed to the international operations which realized a net margin increase of $903,061 offset by a small margin decrease of $29,637 in the U.S. domestic gross margins. Substantially due to a lower revenue volume resulting from the above-noted order shifts and delays, our U.S. domestic gross margins remained relatively flat for 2003. As a percent of sales, our U.S. operations increased average gross margins from 31.7% in 2002 to 36.4% in 2003, which was primarily attributed to decreases in key components in the electronic destination sign systems. The consolidated international operations realized average gross margins in 2003 of 39.9% and 40.6% in 2002. The slight decrease in gross margins is attributed to product mix and introduction in 2003 of the lower priced ALL LED sign systems in the European markets. The gross margins are affected by selling prices which are expected to be relatively stable in the near term and direct cost of materials and services to manufacture and assemble our products. We expect to realize gross margin improvements in 2004 reflecting the full effect of 2003 initiatives and through negotiating with suppliers lowered unit component costs, introduced technology improvements decreasing the overall system cost and began in-house production of sub-assemblies such as cabling and wire hardness assemblies that are less expensive than third party manufactured harness assemblies. We believe improvement in our gross profit percentage is dependent primarily upon overall economic and competitive conditions in the transportation sector, introduction of new technology products, and the continued success of our on-going cost reduction programs.

      Law Enforcement and Surveillance Segment. For the year ended December 31, 2003, sales for our law enforcement and surveillance segment decreased $130,559 or 8.2 percent, from $1,587,349 for the year ended December 31, 2002 to $1,456,790 for the year ended December 31, 2003. The decrease is attributed to the reallocation of federal and state funds to support post 911 security issues as well as a delay in approval of the 2003 U.S. federal budget.

      Our segment gross profit for the year ended December 31, 2003 decreased $206,559, or 17.4 percent, from $1,187,498 for the year ended December 31, 2002 to $980,939 for the year ended December 31, 2003. As a percentage of segment sales, our gross profit was 67.3 percent of our net segment sales in 2003 as compared to 74.8 percent during 2002. The decrease in gross margin percentage was primarily attributed to higher costs related to amortization of internally developed products. The lower sales to the U.S. federal government primarily contributed to the decline in gross margins. We believe improvement in our gross profit percentage is dependent upon overall economic and competitive conditions in the law enforcement and surveillance sector, introduction of new technology products, and the continued success of our on-going cost reduction programs.

      We expect to increase operating income in 2004 through cost and overhead reduction programs, increasing sales in selected product lines from more aggressive pricing, and increasing unit sales through both domestic and foreign distribution channels.

Selling, General and Administrative, Research and Development Expenses

      Our selling, general and administrative expenses for the year ended December 31, 2003 increased $2,246,474, or 19.6 percent, from $12,992,338 for the year ended December 31, 2002 to $15,238,812 for the year ended December 31, 2003. The majority of this increase was attributed to a net increase in compensation and benefits of $784,185; an increase in depreciation of $355,851; an increase in legal expense of $284,760; an increase in audit and tax services of $135,485; an increase in travel related expense of $82,096 along with a $815,051 increase in all other general operating and administrative expenses. The increase also includes foreign currency fluctuations, but the overall increase is attributed to additional personnel added during the year to support the additional requirements of reporting and management; an increase in average health care benefits and taxes; higher legal expenses in patent litigation, higher audit and tax services due to changes in regulations such as the Sarbanes-Oxley Act; higher depreciation from increases in capital asset purchase and capitalization of internal developed systems and software and general economic increases in goods and services. As a percentage of our sales, these expenses were 34.6 percent for the year ended December 31, 2003 and 28.7 percent for the year ended December 31, 2002. Management believes these expenses will decrease as a percentage of our sales in future periods if our revenue increases substantially and we continue to focus on expense and cost reduction and controls. However, our selling, general and administrative expenses are planned to increase in future periods due to: (1) expansion into other geographic areas; (2) expansion through acquisition; and (3) introduction of new products and services.

      Our research and development expenses for the year ended December 31, 2003 decreased $435,116, or 17.5 percent, from $2,492,428 for the year ended December 31, 2002 to $2,057,312 for the year ended December 31, 2003. This category of expenses includes internal engineering personnel and outside engineering expense for software and hardware development, sustaining product engineering and new product development. As a percentage of net sales, these expenses decreased from 5.5 percent in 2002 to 4.7 percent in 2003. During 2003, certain engineering personnel were used in the development of software that met the capitalization criteria of SFAS No. 86, “Capitalization of Software Development Costs,” which resulted in recording of $1,059,844 of 2003 costs as an asset that will be amortized as the sales of the software are realized over a period no longer than three years. Had this amount not been capitalized, research and development expenses for the year ended December 31, 2003 would have been $3,117,156 as compared to $2,985,721 for the year ended December 31, 2002. In the longer term, we expect these expenses to remain in the same general range as a percentage of sales, as in the past three years (approximately 5 percent to 8 percent).

Operating Income

      The net change in our operating income for the year ended December 31, 2003 was a decrease of $1,144,493 from operating income of $724,218 for the year ended December 31, 2002 to a net operating loss of $420,275 for the year ended December 31, 2003. This decrease is primarily due to decreased sales in both operating segments and higher operating expenses and personnel costs as described above. The more significant increases in selling, general and administrative expenses were in the U.S. parent entities expense categories of legal, audit, tax, accounting and bank fees.

Other Expense and Income Tax Expense

      Our total other expense for the year ended December 31, 2003 was $680,096, a net decrease in expense of $132,570 as compared to $812,666 for 2002. This decrease was primarily due to higher net foreign transaction gains that totaled $322,493 for 2003 as compared to $309,456 for 2002 and an increase in net other income and expense totaling $61,864. We do not expect to realize any significant foreign currency transaction gains in 2004 as the functional currencies are expected to stabilize and remain similar to the rates at December 31, 2003. The net interest expense decreased $57,669 from $1,150,962 for 2002 to $1,093,293 for 2003. The decrease in interest expense was due to a decrease in the weighted average outstanding balance of long-term debt partially offset by lower interest rates.

      Our net income tax expense consisting primarily of net deferred tax expense was $109,610 for the year ended December 31, 2003, as compared with an income tax expense of $42,148 for the year ended December 31, 2002. In 2003 our current tax expense of $1,229, arising from foreign jurisdictions, was partially offset by deferred tax benefits of $110,839 arising primarily from United States federal and state jurisdictions.

Net Loss Applicable to Common Shareholders

      The net change in our net loss applicable to common shareholders for the year ended December 31, 2003 was an increase of $1,866,005 from a net loss of $366,503 for the year ended December 31, 2002 to a net loss of $2,232,508 for the year ended December 31, 2003. This decrease is primarily the result of the net operating loss before minority interest in income of consolidated subsidiary of $1,100,371 for the year ended December 31, 2003 and recording a non-cash beneficial conversion charge of $702,626 on issuance of Series F convertible preferred stock. See Note 8 — Preferred Stock — of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Profit Improvement in 2003

      In 2003, we estimate that approximately $400,000 of profit improvement was realized from various profit improvement initiatives. This is partially evidenced by the gross margin improvement during 2003. See Note 2 — Management’s Plans– of the Notes to Consolidated Financial Statements included elsewhere in this prospectus, under the heading “Reduce the costs of Company products and operating costs.”

Comparison of Our Results for the Years Ended December 31, 2002 and 2001

Net Sales and Gross Profit

      Our net sales for the year ended December 31, 2002 increased $7,922,634, or 21.3 percent, from $37,215,352 for the year ended December 31, 2001 to $45,137,986 for the year ended December 31, 2002. Our gross profit for the year ended December 31, 2002 increased $2,383,198, or 17.2 percent, from $13,825,786 for the year ended December 31, 2001 to $16,208,984 for the year ended December 31, 2002. Following is a discussion of these changes in net sales and gross profit by segment.

      Transportation Communications Segment. For the year ended December 31, 2002, sales for our transportation communications segment increased $8,004,148, or 22.5 percent, from $35,546,489 for the year ended December 31, 2001 to $43,550,637 for the year ended December 31, 2002. This resulted from an increase in international sales of $5,893,473 and increase in domestic sales of $2,110,675. The increase in international sales was primarily attributed to the inclusion of Mobitec sales for a full twelve months in 2002 as compared to sales in 2001 when Mobitec sales were only included from June 27, 2001 through December 31, 2001. The total sales of only the Mobitec companies in 2002 were $12,169,284 as compared to $5,865,936 for the post acquisition period in 2001. The increase in domestic sales was attributed to higher volumes to existing customers as well as sales to new customers of both existing and new products. Product prices on sales of products which comprise a majority of our revenue have declined in the year ended December 31, 2002 as compared to the prior year due to competition.

      Our transportation communications segment gross profit for the year ended December 31, 2002 increased $2,501,621, or 20.0 percent, from $12,519,865 for the year ended December 31, 2001 to $15,021,486 for the year ended December 31, 2002. As a percentage of segment sales, our gross profit was 34.5 percent of our net segment sales in 2002 as compared to 35.2 percent during 2001. International operations contributed $3,006,496 of the increase in gross profit for 2002. This was offset by a decrease of $504,875 due to lower margins and lower revenues from certain higher margin products in the domestic transportation communications segment.

      Law Enforcement and Surveillance Segment. For the year ended December 31, 2002, sales for our law enforcement and surveillance segment decreased $81,514, or 4.9 percent, from $1,668,863 for the year ended December 31, 2001 to $1,587,349 for the year ended December 31, 2002. The decrease is attributed to the reallocation of federal and state funds to support post 911 security issues as well as a delay in approval of the 2003 U.S. federal budget.

      Our segment gross profit for the year ended December 31, 2002 decreased $118,423, or 9.1 percent, from $1,305,921 for the year ended December 31, 2001 to $1,187,498 for the year ended December 31, 2002. As a percentage of segment sales, our gross profit was 74.8 percent of our net segment sales in 2002 as compared to 78.3 percent during 2001. Lower sales to the U.S. Government contributed to these results.

Selling, General and Administrative, Research and Development Expenses

      Our selling, general and administrative expenses for the year ended December 31, 2002 increased $2,233,905, or 20.8 percent, from $10,758,433 for the year ended December 31, 2001 to $12,992,338 for the year ended December 31, 2002. The majority of this increase was attributed to the acquisition of Mobitec on June 27, 2001, which had a full twelve months of activity in 2002 as compared to the prior year period. As a percentage of our sales, these expenses remained level at 28.9 percent in 2001 and 28.7 percent in 2002. Management believes these expenses will decrease as a percentage of our sales in future periods. However, our selling, general and administrative expenses may increase in future periods due to: (1) expansion into other geographic areas; (2) expansion through acquisition; and (3) introduction of new products and services.

      Our research and development expenses for the year ended December 31, 2002 decreased $156,082, or 5.9 percent, from $2,648,510 for the year ended December 31, 2001 to $2,492,428 for the year ended December 31, 2002. This category of expenses includes internal engineering personnel costs and outside engineering expense for software and hardware development, sustaining product engineering and new product development. As a percentage of net sales, these expenses decreased from 7.1 percent in 2001 to 5.5 percent in 2002. During 2002, certain engineering personnel were used in the development of software that met the capitalization criteria of SFAS No. 86, “Capitalization of Software Development Costs,” which resulted in recording $185,938 of 2002 costs as an asset that will be amortized as the sales of the software are realized over a period no longer than three years. Had this amount not been capitalized, research and development expenses for the year ended December 31, 2002 would have been $2,678,366 as compared to $2,648,510 for the year ended December 31, 2001. In the longer term, we expect these expenses to remain in the same general range as a percentage of sales, as in the past three years (approximately 5 percent to 8 percent).

Operating Income

      The net change in our operating income for the year ended December 31, 2002 was an increase of $305,375 or 72.9 percent, from operating income of $418,843 for the year ended December 31, 2001 to net operating income of $724,218 for the year ended December 31, 2002. This increase is primarily due to increased sales from a full year of operating the Mobitec companies in the transportation communications segment partially offset by increased personnel and operating expenses for a full year of operating Mobitec. In addition, we increased our head count in field technicians and support personnel, hourly assembly labor and two employees in U.S. corporate administration. The more significant increases in other expenses were in: (1) the U.S. parent of the parent entities segment of the administrative expense categories of audit, tax, and accounting fees (increase of $237,936); (2) American Public Transportation Association trade show expense ($184,884), which is incurred every three years when the public transportation industry trade show convenes; (3) insurance-other (increase of $67,745 for Directors’ and Officers’ insurance premiums); (4) rent for building and office space (increase of $91,992); and (5) travel and lodging (increase of $38,950).

Other Expense and Income Tax Expense

      Our total other expense for the year ended December 31, 2002 was $812,666, a net increase in expense of $2,005 as compared to $810,661 for 2001. This increase was primarily due to higher interest expense ($1,150,962 for 2002 as compared to $814,207 in 2001) partially offset by a foreign currency transaction exchange gain of $309,456 for 2002. The increase in interest expense was due to an increase in the weighted average outstanding balance of long-term debt which was partially offset by lower interest rates.

      Our net income tax expense was $42,148 for the year ended December 31, 2002, as compared with an income tax benefit of $533,135 for the year ended December 31, 2001. In 2002 our current tax expense of $183,209, arising primarily from foreign jurisdictions, was partially offset by deferred tax benefits of $141,061 arising primarily from U.S. federal and state jurisdictions. In 2001, our income tax benefit was primarily attributed to a reduction in the valuation allowance for deferred tax assets, which were more likely than not to be realized based upon projected taxable income in the appropriate jurisdictions.

Our Liquidity and Capital Resources

As of September 30, 2004

      Our net working capital as of September 30, 2004 was $6,173,492, or an increase of $3,831,291 when compared to $2,342,201 as of December 31, 2003. Our principal sources of liquidity from current assets included cash and cash equivalents of $552,341, trade and other receivables of $9,981,834, inventories of $10,309,727 and prepaid and other current assets of $524,514. The senior U.S. asset-based lending agreement with LaSalle Business Credit LLC provides for borrowings up to 85.0 percent of eligible trade accounts receivable and up to 35.0 percent of eligible inventory. The lending relationship with our foreign banks allows 75.0 percent advance rates on trade accounts receivable and 50.0 percent on inventory. The present asset-based lending agreements are sufficient for day to day cash requirements. We expect to decrease inventory through better materials requirement planning, reworking what otherwise might be considered slow moving inventory and negotiating lower component prices through volume purchase programs.

      The most significant current liabilities at September 30, 2004 included short-term bank and asset-based borrowings of $5,546,119, accounts payable of $4,946,831, accrued expenses of $1,937,470, and current maturities of long-term debt, deferred tax liabilities and dividends payable of $2,518,760, $191,111 and $54,633, respectively. Relationships with our suppliers enable us to utilize trade accounts payable as short-term financing during periods of erratic sales which historically have been experienced with large end-of-quarter shipments. The short-term bank borrowings are asset-based lending agreements and directly related to customer sales and account collections. The senior asset-based revolving debt with LaSalle is classified as a current liability rather than a long-term liability. The credit agreement with LaSalle (the “Credit Agreement”) was negotiated with the intent that the revolving debt would be classified and managed as long-term debt; however, Emerging Issues Task Force (EITF) Issue No. 95-22 “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements That Include both a Subjective Acceleration Clause and a Lock-

Box Arrangement”, requires us to classify all of our outstanding debt under the Credit Agreement as a current liability. The Credit Agreement has a subjective acceleration clause which could enable the lender to call the loan, but such language is customary in asset-based lending agreements and management does not expect the lender to use this particular clause to inhibit us from making borrowings as provided under that agreement. It is our intention to manage the Credit Agreement as long-term debt with a final maturity date of November 15, 2006, as provided for in the Credit Agreement.

      At September 30, 2004, the Company was not in compliance with the fixed charge coverage ratio within the Credit Agreement, as amended, but obtained a waiver for the quarterly periods ended September 30 and December 31, 2004, and reset the covenants going forward such that we again expect to be in compliance. In 2005 and 2006 the fixed charge ratio requirements, as calculated in the credit agreement, are as follows: 3 months ended March 31, 2005, 0.60; 6 months ended June 30, 2004, 1.00; 9 months ended September 30, 2005, 1.00; 12 months ended December 31, 2005, 1.05; 12 months ended March 31, 2006, 1.10; 12 months ended June 30, 2006 and thereafter, 1.15. The Tangible Net Worth requirement has also changed to $6,000,000 through 2005. Thereafter, the requirement will increase $600,000 at the end of each fiscal year. The reserve amount was also increased from $600,000 to $900,000.

For the Nine Months Ended September 30, 2004 and 2003

      Operating activities. Our operating activities used cash of $4,042,316 and provided cash of $2,818,852 for the nine months ended September 30, 2004 and 2003, respectively. Primary uses of cash for the nine months ended September 30, 2004 included an operating loss of $405,111 and increases in trade and other receivables and inventories in the amounts of $2,992,102 and $837,739, respectively. These increases do not represent a trend in our business, but routine fluctuations in operations during the period. Other primary uses of cash for the nine months ended September 30, 2004 were for the reduction of accounts payable and accrued expenses in the amounts of $1,155,272 and $395,161, respectively. The significant reduction in liabilities is the direct result of financing activities during the period. Uses of cash were partially offset by net non-cash credits for deferred taxes, depreciation, amortization of intangible assets, foreign currency gains, bad debt expense, reserve for inventory obsolescence and minority interest in the net amount of $1,718,187.

      Our operating activities provided cash of $2,818,852 for the nine months ended September 30, 2003. Primary sources of cash from operations resulted from income of $262,335 and decreases in trade and other receivables, and prepaids and other current assets in the amounts of $3,238,284 and $94,635, respectively. Primary uses of cash for the nine months ended September 30, 2003 were a decrease in accounts payable and other accrued expenses of $873,816 and $334,559, respectively; and an increase in inventories of $311,044. We do not consider these changes in the makeup of our working capital as trends; but rather routine changes resulting from operations. The balance of cash provided by operating activities totaling $743,017 resulted from non-cash expenses for deferred taxes, depreciation, amortization, bad debt expense, reserve for inventory obsolescence, foreign currency gains, and minority interest.

      We anticipate our working capital requirements will increase with growth in our sales, primarily due to the timing between when we must pay our suppliers and the time we receive payment from our customers.

      Investing activities. Our investing activities used cash of $1,086,966 and $1,496,909 for the nine months ended September 30, 2004 and 2003, respectively. The primary uses of cash were for expenditures relating to purchases of computer, test, and office equipment, production equipment, and internally developed capitalized software. Purchases of computer, test, and office equipment were $378,718 and $288,141 for the nine months ended September 30, 2004 and 2003, respectively; while costs for internally developed capitalized software were $633,345 and $700,498 for the nine months ended September 30, 2004 and 2003, respectively. There were increases in other assets of $74,903 and $508,270 for the nine months ended September 30, 2004 and 2003, respectively. This increase for the nine months ended September 30, 2004 resulted primarily from deposits with vendors. The increase for the nine months ended September 30, 2003 resulted primarily from deferred engineering and financing costs. We do not anticipate any significant change in the level of expenditures for capital equipment or for internally developed capitalized software and deferred engineering costs in the aggregate in the near future.

      Financing activities. Our financing activities provided cash of $4,758,030 and used cash of $943,423 for the nine months ended September 30, 2004 and 2003, respectively. For the nine months ended September 30, 2004, our primary sources of cash were from net proceeds from sale of common stock, borrowings under the asset-based lending agreements and net proceeds from sale of Series E preferred stock in the amounts of $5,865,898, $46,015,454 and $290,079, respectively. Our primary uses of cash for financing activities were payment of dividends on our Series AAA and Series E preferred stock and repayment of borrowings under the asset-based lending agreements of $275,947 and $47,255,441, respectively.

      For the nine months ended September 30, 2003, our primary sources of cash were from borrowings under the asset-based lending agreements of $35,842,667 and from net proceeds from sale of Series E preferred stock in the net amount of $1,297,277. Primary uses of cash for the nine months ended September 30, 2003 were from the payment of dividends on our Series AAA preferred stock of $132,750 and repayment of borrowings under the asset-based lending agreements of $37,997,324.

      Future dividend requirements are expected to decrease in 2004 and 2005 due to the expected conversion of Series AAA and Series E preferred stock. Cash provided by financing activities for the nine months ended September 30, 2004, was used to reduce borrowings under our lines of credit, fund working capital requirements, and for the purchase of fixed assets. Cash provided by financing activities for the nine months ended September 30, 2003 was primarily used to fund working capital requirements and for the purchase of fixed assets.

Credit Agreements

      Lines of credit consist of the following revolving credit agreements, the proceeds of which are used to fund working capital requirements.

      At September 30, 2004, our borrowing arrangement with LaSalle Business Credit LLC (the Credit Agreement), as amended, provides up to $10.0 million in borrowings to be used for acquisitions, working capital and general corporate purposes. The borrowing limit is inclusive of $2.0 million for Letters of Credit and $0.5 million for term loans. The interest rate on loans under this agreement is the published prime lending rate (4.75 percent at September 30, 2004) plus 1.75 percent. There is a fee equal to 2.50 on the aggregate undrawn face amount of all Letters of Credit outstanding.

      The Credit Agreement, as amended, includes customary covenants and conditions relating to the conduct and operation of our business. Specifically, the Credit Agreement subjects us to an escalating fixed charge coverage ratio from 1.0 to 1.5 and an escalating Minimum Tangible Net Worth (as defined) covenant from $1.5 million to $2.7 million over the term of the agreement calculated on a quarterly and rolling 12 month basis; limits annual capital expenditures to $1.5 million; and limits credit by providing for a reserve of $600,000 until certain financial covenants have been met. At September 30, 2004, available collateral based on the value of eligible trade accounts receivable and inventories were $5,528,169. This, given the outstanding debt balance under this agreement of $4,096,869, would have resulted in additional borrowing availability of $1,431,300. However, the required reserve reduced additional borrowing availability by $600,000 to $831,300. The outstanding debt under the Credit Agreement is secured by substantially all of our U.S.-based assets.

      The escalating Minimum Tangible Net Worth covenant was $1,500,000 at September 30, 2004, and increases $600,000 per year for the remaining life of the loan. The fixed charge coverage ratios are 1.15:1.00 for the nine months ended September 30, 2004 and twelve months ended December 31, 2004. Additionally, the interest rate on borrowings increased from prime plus 1.00 to prime plus 1.75 effective April 14, 2004. Also, the reserve on borrowings stands at $600,000.

      At September 30, 2004, we were not in compliance with the fixed charge coverage ratio within the Credit Agreement, as amended, but obtained a waiver for the quarterly periods ended September 30 and December 31, 2004, and reset the covenants going forward such that we again expect to be in compliance. In 2005 and 2006 the fixed charge ratio requirements, as calculated in the credit agreement, are as follows: 3 months ended March 31, 2005, 0.60; 6 months ended June 30, 2004, 1.00; 9 months ended September 30, 2005, 1.00; 12 months ended December 31, 2005, 1.05; 12 months ended March 31, 2006, 1.10; 12 months ended June 30, 2006 and thereafter, 1.15. The Tangible Net Worth requirement has also changed to $6,000,000 through 2005. Thereafter, the requirement will increase $600,000 at the end of each fiscal year. The reserve amount was also increased from $600,000 to $900,000.

      Mobitec AB, our wholly owned Swedish subsidiary, has an agreement with its bank in Sweden from which it may currently borrow up to a maximum of 10,000,000 krona, or $1,361,000 U.S., based on the September 30, 2004 exchange rate of 0.1361. At September 30, 2004, 5,524,632 krona, or $751,904 was outstanding, resulting in additional borrowing availability of 4,475,368 krona, or $609,098. The maximum borrowing in the amount of 10,000,000 krona is secured by cash on deposit with the bank in the amount of 2,200,000 krona, or $299,420. The terms of this agreement require payment of an unused credit line fee equal to 0.50 percent of the unused portion and an average interest rate of 3.0 percent of the outstanding balance. This agreement is secured by certain assets of Mobitec AB. The line of credit agreement has an expiration date of December 31, 2005. On or before expiration, we expect to renew this credit agreement with an agreement substantially similar in terms and conditions.

      Mobitec AB also has an agreement with the same bank from which it may borrow up to 6,000,000 krona, or $816,600 based on the September 30, 2004 exchange rate of 0.1361. At September 30, 2004, 999,547 krona, or $136,038, was outstanding, resulting in additional borrowing availability of 5,000,453 krona, or $680,562. The line of credit bears an average interest rate of 3.0 percent and is collateralized by accounts receivable of Mobitec AB. The agreement has an expiration date of December 31, 2005. On or before expiration, we expect to renew this credit agreement with an agreement substantially similar in terms and conditions.

      Transit Media-Mobitec GmbH, our wholly owned German subsidiary, has an agreement with its bank in Germany from which it may currently borrow up to a maximum of 512,000 Euro, or $631,347 U.S., based on the September 30, 2004 exchange rate of 1.2331. At September 30, 2004, 455,201 Euro, or $561,308, was outstanding, resulting in additional borrowing availability of 56,799 Euro, or $70,039. The line of credit bears an average interest rate of 3.3 percent and is collateralized by accounts receivable and inventories of Transit Media-Mobitec GmbH. This agreement has an open ended term.

      Long-term debt consists of the following notes and obligations, the proceeds of which were used to finance the Mobitec acquisition and for working capital requirements.

      An unsecured note in the amount of $1,765,235 is payable to the estate of the seller of Mobitec AB. The note, as amended, requires three incrementally increasing quarterly payments due at the end of each successive quarter beginning with the third quarter of 2004 in the amounts of $50,000, $75,000, and $100,000 with the remaining balance in the amount of $1,540,235 due June 30, 2005. The quarterly payment in the amount of $50,000 was paid subsequent to the balance sheet date. The unsecured note had an annual interest rate of 9.0 percent paid annually which increased to 10.0 percent on July 1, 2004. A second unsecured obligation due to the shareholder in the amount of $225,000 was paid in full on July 30, 2004.

      A term loan from a Swedish bank dated June 28, 2001, having a balance of 8,800,000 krona, or $1,197,679 (based on the September 30, 2004 exchange rate of 0.1361), is payable in eight (8) remaining quarterly payments of 1,100,000 krona, or $149,710 at an annual interest rate of 5.35 percent and is secured by stock of DRI’s Swedish holding company subsidiary, DRI-Europa AB, and its consolidated subsidiary, Mobitec AB. Two (2) of the eight (8) remaining quarterly payments are due December 31, 2004.

      Two convertible debentures dated June 27, 2001, and two convertible debentures dated July 31, 2002, having carrying amounts on December 31, 2003 of $2,838,000 and $1,150,000, respectively, were converted into an aggregate of 2,075,000 common shares on April 23, 2004.

      A convertible subordinated debenture in the amount of $250,000 dated August 26, 2002, is payable to a shareholder and member of the Board of Directors, and is due in full August 26, 2009, if not sooner redeemed or converted, with annual interest at 8.0 paid monthly. It also provides for monthly principal redemption installments commencing August 26, 2005, each of such installments to be in the dollar amount of ten dollars ($10) per thousand dollars ($1,000) of the then remaining principal amount. The loan agreement under which the convertible debenture was issued subjects us to a 1:1 ratio of Earnings Before Interest, Depreciation and Amortization (EBITDA) to interest to be calculated quarterly on a rolling four quarter basis and a 1.3:1 current ratio to be calculated at each quarter end. Both ratios were waived by the debt holder for calendar year 2004.

Our Financing Activities

      Our financing activities provided cash of $4,758,030 for the nine months ended September 30, 2004 and used cash of $943,423 for the nine months ended September 30, 2003. For the nine months ended September 30, 2004, our primary sources of cash were net proceeds of $5,865,898 from sale of common stock, $46,015,454 of borrowings under the asset-based lending agreement and net proceeds of $290,079 from the sale of Series E preferred stock. Our primary uses of cash for financing activities were payment of $275,947 of dividends on our Series AAA and Series E preferred stock and repayment of borrowings in the amount of $47,255,441 under the asset-based lending agreements.

      For the nine months ended September 30, 2003, our primary sources of cash were from borrowings under the asset-based lending agreements of $35,842,667 and from net proceeds from sale of Series E preferred stock in the amount of $1,297,277. Uses of cash for the nine months ended September 30, 2003 were the payment of dividends on our Series AAA preferred stock of $132,750 and repayment of borrowings under the asset-based lending agreements of $37,997,324.

      Future dividend requirements are expected to decrease in 2004 and 2005 due to the expected conversion of Series AAA and Series E preferred stock. Cash used by financing activities for the nine months ended September 30, 2004 was used to fund working capital requirements and for the purchases of fixed assets. Cash provided by financing activities for the nine months ended September 30, 2003 was primarily used to fund working capital requirements and for the purchase of fixed assets.

      At September 30, 2004, our Loan and Security Agreement with LaSalle provided up to $10.0 million in borrowing to be used for acquisitions, working capital and general corporate purposes in connection with our domestic operations. The borrowing is inclusive of $2.0 million for letters of credit and $0.5 million for term loans. The interest rate on loans under this agreement is LaSalle’s published prime lending rate (4.75 percent at September 30, 2004) plus 1.75 percent. There is a fee equal to 2.5 percent on the aggregate undrawn face amount of all letters of credit outstanding.

      Our financing activities provided net cash of $935,951 for the year ended December 31, 2003. Our primary sources of cash were the issuance of convertible preferred stock in the gross amount of $3,226,957. Expenses related to the issuance of the preferred stock were $286,661. Our primary uses of cash for financing activities were payment of dividends and repayment of borrowings under the asset-based lending agreement and credit lines. In November 2003, we paid off the loan with the previous asset-based lender, Guaranty Business Credit, in the amount of $3,584,070 and secured new funding from LaSalle under the Loan and Security Agreement described above, in the amount of $3,684,070, inclusive of the closing fee of $100,000. We terminated the credit facility with Guaranty. Net cash from financing activities was used to fund working capital requirements and for the purchase of fixed assets.

      Commencing in the second quarter of 2003, we issued, pursuant to private placements, shares of Series E Redeemable Nonvoting Convertible Preferred Stock. As of December 31, 2003, we had sold 363 shares to 24 private investors for an aggregate purchase price of $1.8 million. See “Description of Securities,” for a description of the terms of the Series E Stock. We used the proceeds of our sale of Series E stock, after payment of offering expenses, to service debt and for other general purposes.

      On March 6, 2003, we announced that at a special meeting of the Series AAA Preferred Stock shareholders, the holders of the Series AAA Preferred Stock approved an amendment to the Articles of Incorporation to remove the mandatory redemption date, which would have occurred in December 2003. We may now redeem the Series AAA Preferred Stock at our sole discretion upon providing preferred shareholders with appropriate written notice. Had the holders of the Series AAA Preferred Stock not approved the amendment, we would have had to pay the redemption price, which is equal to the liquidation preference, in December 2003. The liquidation preference equals $5,000 per share, plus all accrued and unpaid dividends, which at December 31, 2003 was $1,858,500.

      On November 10, 2003, we closed the sale of 300 shares of Series F Convertible Preferred Stock, par value $.10, to Dolphin Offshore Partners, L.P. for a purchase price of $1.5 million. We used the proceeds of our sale of Series F stock, after payment of offering expenses, to service debt and for other general purposes.

Off-Balance Sheet Arrangements

      We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors. Other than lease commitments, legal contingencies incurred in the normal course of business and employment contracts of key employees, we do not have any off-balance sheet financing arrangements or liabilities. We do not have any majority-owned subsidiaries or any interests in or relationships with any special-purpose entities that are not included in the consolidated financial statements.

Contractual Obligations

      We lease facilities under various operating and capital lease agreements with various terms and conditions, expiring at various dates through 2009. Our material contractual obligations at December 31, 2003 are as follows:

	Payments Due by Period

	Total amounts				After
Contractual Obligations	committed	Less than 1 year	1-3 years	4-5 years	5 years

Long-Term Debt Obligations	$7,896,162	$1,249,110	$3,652,034	$2,295,018	$—
Capital Lease Obligations	69,000	69,000	—	—	—
Operating Lease Obligations	2,420,246	746,230	1,434,328	239,688	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Total	$10,385,408	$2,064,340	$5,086,362	$3,234,706	$—

      At September 30, 2004, our material contractual obligations consisted primarily of long-term debt obligations in the amount of $3,212,914 and operating lease obligations in the amount of $1,860,574. The significant change in our long-term debt obligations between December 31, 2003 and that date resulted primarily from the conversion on April 23, 2004 of outstanding convertible debentures with a carrying value of $3,997,000 into 2,075,000 shares of common stock. See “Our Financing Activities and Management’s Plans for 2004” below.

Impact of Inflation

      We believe that inflation has not had a material impact upon our results of operations for any of our fiscal years in the three-year period ended December 31, 2003 or for either of the three or nine months ended September 30, 2004 or 2003. However, there can be no assurance that future inflation will not have an adverse impact upon our operating results and financial condition.

Our Financing Activities and Management’s Plans for 2004 and 2005

      We initiated financing plans and strategies in 2003 to reduce the pressure on liquidity in 2004. The primary elements of our strategies, objective, plans and actions are:

      Restructure Debt. We have raised significant amounts of cash through secured and subordinated debt financing and have good relationships with debt holders, quasi-debt holders and vendors to mitigate liquidity pressures. We expect to continue to maintain those relationships which may include additional debt should we require additional liquidity. We believe we have relationships with both debt holders and suppliers to enable us to manage the timing of planned cash disbursements to the positive generation of cash during 2004.

      Following our recent financing activities (see “Increased Equity Ownership” ), we presently do not anticipate the need to secure additional debt financing, negotiate debt restructurings or negotiate conversion of trade payables to equity to mitigate liquidity pressures.

      Reduce Operating Costs and Improve Efficiency. In the normal course of business, we have aggressively sought opportunities to reduce the cost structure and increase overall efficiency and responsiveness to our customers. In 2003, we initiated “tracked and monitored” profit improvement initiatives designed to further leverage the economy of scale that was developing in our operations. We intend to continue developing our manufacturing and assembly infrastructure and organization to meet expected production requirements. We will continue manufacturing in-house certain key components of our products such as cable harnesses and assemblies, electronic destination sign systems, digital audio filter equipment and sub-system electronics. We believe this will enable us to: (1) produce highly reliable, quality products; (2) protect the proprietary nature of our technology and processes; (3) properly control our manufacturing and assembly processes and operations; and (4) achieve significant cost reductions. The cost reductions encompass all major elements of cost and operating expenses.

      Increased Ownership Equity. On April 24, 2004, we sold 625,000 shares of common stock to investors for $8.00 per share. The total proceeds to us, net of issuance expenses, were $4,575,000. We also granted the investors a warrant valued at $674,840 to acquire 125,000 shares of common stock at an exercise price of $8.80 per share, exercisable for a period of five years.

      Between April 22, 2004 and June 4, 2004, warrant holders exercised their rights to acquire common stock. We received total cash in the amount of $1,291,603 for issuing 473,812 shares under the warrant agreements.

      Between April 22, 2004 and May 12, 2004, holders of Series AAA preferred stock converted 108 preferred shares at an aggregate value of $540,000 to 67,500 common shares. As result of this conversion, we reclassified $540,000 from Series AAA preferred stock to common stock, which will reduce the annual dividends expense by $54,000.

      On April 23, 2004, subordinated debt holders holding aggregate common equivalent shares of 2,075,000, converted 100 percent of such debt into shares of common stock. As a result of this conversion, $4,150,000 has been recorded as equity on the balance sheet and the annual cash interest expense will decrease by approximately $332,000.

      On April 27, 2004, the holder of the Series F convertible preferred stock converted all 304 preferred shares to 760,232 shares of common stock. As a result, $1,520,414 of Series F convertible preferred stock has been reclassified as common stock.

      Between April 26, 2004 and July 21, 2004, stock option holders exercised their rights to acquire common stock. We received total cash in the amount of $66,792 for issuing 34,429 shares under the stock option plan.

      On October 6, 2004, we sold 1,207,729 shares of common stock to an institutional investor for $4.14 per share. The proceeds to us, net of issuance expenses, were $4,536,500. We also granted the investor a warrant to acquire 241,546 shares of common stock at an exercise price of $6.00, exercisable for a period of five years. Additionally, we granted our placement agent warrants to acquire 120,773 shares of common stock at an exercise price of $5.28, exercisable for a period of five years. These warrants are not exercisable for a period of six months from the date of placement above. In connection with the above transaction, we executed a Registration Rights Agreement for both the common shares and warrants. We have filed the registration statement of which this prospectus forms a part pursuant to that Registration Rights Agreement.

      We recognized in 2002 that additional equity might be necessary in 2003 to improve liquidity to meet the cash requirements of our operations. In 2003, the Board of Directors and shareholders approved plans that included raising up to $4 million of new equity. That plan was substantially realized in 2003. During the six months ended June 30, 2004, we issued in private placements an additional 67 shares of Series E Stock. The net proceeds to us of such transactions were approximately $290,079.

      Pursue Strategic Partnerships, Alliances and Acquisitions. In September 2003, we and GE Transportation Systems Global Signaling, LLC (GETSGS) through General Electric’s (GE) Advanced Communications division based in Hingham, Mass., signed a three-year Teaming Agreement. Through this agreement, we and GETSGS will work together to deliver advanced technology systems integration projects. Our Digital Recorders division will focus on vehicle location and passenger information processing and delivery systems while GETSGS will focus on communications technology, project management, and system integration. Through this agreement with GE, an organization that is uniquely capable of integrating our products with much larger systems in ways that exceed our independent technological and financial abilities, we believe we will significantly extend our transit market reach. We further believe the GPS-based vehicle location products, including the security aspect of such as noted above, may represent one of our more significant internal growth opportunities in future periods.

      Increase Working Capital Through Better Asset Management. We have recognized that the working capital assets of trade accounts receivable and inventories represent significant opportunities if properly and aggressively managed. Customer account balances are continually monitored and evaluated by reviewing payment history and patterns of heavy shipments that could limit credit line borrowings with our asset-based lender. As the inventories increased in recent years due to requirements of the markets served and improvements in technology, we have developed initiatives to promote retro-fit sales programs and incentives to utilize existing versions of technology.

      We have historically met cash needs from the proceeds of debt and sale of preferred equity in private placements. Management continues to assess our product lines in light of technology trends and economic conditions, to identify how to enhance existing product lines or create new distribution channels.

      Management’s Conclusions. We believe the balance sheet equity raised through Series E, Series F, and common stock placements to date, together with the borrowing availability under our existing credit facilities are sufficient to fund existing operations for the subsequent 12 month period when aggregated with our other action plans and strategies to alleviate liquidity pressures.

CONTROLS AND PROCEDURES

      In its April 13, 2004 Report to the Audit Committee, McGladrey & Pullen, LLP, our former independent auditors, concluded that there was a material weakness in our internal control over financial reporting and certain reportable conditions, including the lack of organized documentation for capitalized software, a lack of formal procedures to reconcile inter-company accounts and transactions, a lack of segregation of duties in certain foreign subsidiaries, and that there were not sufficient internal control policies and procedures over financial reporting for non-routine and complex transactions to ensure the reliability and accuracy of our financial statements and schedules. “Internal control over financial reporting” is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles, and includes policies and procedures that relate, for example, to the maintenance of records that accurately reflect transactions and asset dispositions, and to the prevention or detection of unauthorized receipts, expenditures or acquisition, use or disposition of our assets. As stated by our former auditors in their report, a “reportable condition” is a significant deficiency in the design or operation of internal control that, in the auditors’ judgment, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in our financial statements; and a “material weakness” is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to our financial statements may occur and not be detected within a timely period by our employees in the normal course of performing their assigned functions. In March 2004, the Public Company Accounting Oversight Board adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act of 2002, which include a revised definition of “material weakness.” The PCAOB has defined “material weakness” as a significant deficiency, or a combination of significant deficiencies, in the design or operation of internal controls that results in more than a remote likelihood that a material misstatement of annual or interim financial statements would not be prevented or detected.

      Notwithstanding the identification of a material weakness in our internal control over financial reporting, after considering numerous audit and review adjustments, our former auditors did not identify any material misstatement in any of the financial statements included in our filings with the Commission, and we do not believe there were any such misstatements.

      In order to remediate the material weakness identified by our former auditors, our Audit Committee and management have taken certain actions, including the following:

•	Beginning in the third quarter of 2004, we have implemented additional management review requirements for all significant schedules and computations and more detailed period-end closing procedures;

•	Beginning in the third quarter of 2004, we have implemented improved procedures for reconciliation of inter-company accounts and computation of foreign currency translation gains and losses, which include more frequent reconciliation and balancing of all accounts between entities in both the reporting and functional currencies of the foreign subsidiary, as well as enhanced tracking and documentation requirements;

•	Beginning in the third quarter of 2004, we have instituted more frequent internal calculations and reporting related to the capitalization of software development costs, as well as additional management review procedures related to such calculations and documentation;

•	Beginning in the first quarter of 2004, we have established procedures designed to improve segregation of duties, or to provide for additional oversight and review processes, related to cash transactions at certain of our foreign subsidiaries;

•	Beginning in the second quarter of 2004, we have begun more frequent updating of our tax worksheet templates; and

•	We have improved the systems used by our finance and accounting staff by purchasing enhanced versions of our accounting software package.

      In addition to those specific actions, we have also begun increasing the size and capabilities of our finance and accounting staff. Most significantly, on October 25, 2004, we hired as Chief Financial Officer, David N. Pilotte, who we believe has the breadth of experience necessary to improve our overall recording and reporting processes, including our internal controls and procedures over financial reporting and our disclosure controls and procedures. See “Management — Executive Officer and Key Management Biographies.” In addition, we intend to ensure: (1) that senior financial management personnel are closely involved in the evaluation of all significant accounting questions, including determination of the proper treatment for all non-routine transactions; (2) that we consult our independent auditors or other third-party consultants on a timely basis in appropriate circumstances; and (3) that we make available appropriate educational resources to all our new and existing personnel, through both increased internal communications and Company-sponsored attendance at continuing education courses provided by third parties.

      We expect that the actions we have taken to address the conditions identified by our former auditors as a material weakness or as reportable events, and otherwise to enhance our internal controls over financial reporting, will also result in improvements to our disclosure controls and procedures. “Disclosure controls and procedures” are the controls and procedures designed to ensure that information required to be disclosed in the periodic reports that we file with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. For example, we expect that the additions to our staff and the increased management reviews noted above will have a positive effect on both our internal controls over financial reporting and our disclosure controls and procedures. In addition, we are taking steps to create a new disclosure review committee, which will include directors, executive management, senior financial management and senior operating personnel, in order to further formalize our disclosure controls and procedures.

      Although these actions and new procedures will be evaluated for effectiveness and substantially implemented by the fourth quarter of 2004, the material weakness may not be considered remediated until these procedures operate for a period of time, are tested and it is concluded that such procedures are operating effectively. We cannot assure you that the steps we have taken will be sufficient to fully remediate the material weakness, or that additional material weaknesses or significant deficiencies in our internal controls over financial reporting will not be discovered in the future. Any failure to remediate the material weakness identified by our former auditors or implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any of the foregoing occurrences could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. Moreover, no system of internal control over financial reporting, or disclosure controls and procedures, can provide absolute assurance of achieving financial reporting objectives or of preventing fraud, because all such systems, regardless of how well designed and implemented, have inherent limitations. All systems of internal control involve human diligence and compliance and are subject to lapses in judgment and breakdowns resulting from human failures. Because of such inherent limitations, there is a risk that material misstatements or instances of fraud may not be prevented or detected on a timely basis by our internal controls over financial reporting. We intend to devote significant resources to designing and implementing improved internal controls over financial reporting and disclosure controls and procedures with the goal of reducing these risks to the maximum extent possible, though we acknowledge that it is impossible to fully eliminate those risks.

      Consistent with our corporate culture that emphasizes integrity, honesty and accurate financial reporting, we will continue to devote significant resources to improving our control environment, organization and staffing, policies, procedures, documentation and information systems in an effort to achieve continuing improvements in our internal control over financial reporting and our disclosure controls and procedures. In accordance with Section 404 of the Sarbanes-Oxley Act, we will be required to deliver our initial report on the effectiveness of our internal controls over financial reporting in connection with our annual report for the fiscal year ending December 31, 2005.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      In the past, we purchased electronic components supporting the transportation communications segment from a major shareholder, Lite Vision Corporation, a Taiwan-based company. Lite Vision held 12.7 percent (500,000) of the outstanding shares of our common stock at December 31, 2003. Subsequently, that stock was acquired by an individual investor on January 16, 2004. The components purchased from Lite Vision consisted primarily of LED printed circuit display boards and LED/ Flip-Dot printed circuit boards. We purchased from Lite Vision approximately $3.5 million and $4.4 million in components and assemblies during 2002 and 2001, respectively, but did not make any purchases from Lite Vision during 2003. There were not any amounts due to Lite Vision as of December 31, 2003. The accounts payable balance due to Lite Vision was $859,425 as of December 31, 2002. Mr. Joseph Tang, previously President of Lite Vision and affiliated with Lite Vision in early 2003, while also pursuing other private business interests, served on our board of directors through October 4, 2003. During 2002 we issued 100,000 shares of restricted, unregistered common stock to Lite Vision at $3.00 per share in exchange for a $300,000 reduction in accounts payable.

      John D. Higgins, one of our directors, was an employee of Investec Ernst & Co., a securities and investment banking firm that was engaged in December 2000 to provide a fairness opinion from a financial point of view with respect to the Mobitec AB acquisition. Investec Ernst & Co. received a fee of $120,000, plus reasonable actual expenses, for furnishing the fairness opinion in 2001. In addition, also as part of the Mobitec AB acquisition, Mr. Higgins received a fee of $17,500 for the successful completion of certain convertible debenture financing in 2001. On August 26, 2002, we completed a privately negotiated sale of a $250,000 convertible subordinated debenture to Mr. Higgins. Mr. Higgins received a closing fee of $5,850 related to the placement of the debenture.

      On August 2, 2002, we completed a privately negotiated sale of $1.15 million of convertible subordinated debentures to two funds managed by Dallas-based Renaissance Capital Group. Russell C. Cleveland, Renaissance Capital Group’s President, Chief Executive Officer and majority shareholder, serves on our board of directors. In June 2001, prior to Mr. Cleveland’s involvement as one of our directors, we issued $3.0 million of convertible subordinated debentures to those two funds containing substantially the same terms as the convertible debentures issued in 2002. Renaissance Capital Group received a closing fee of $17,250 related to the placement of the debentures in 2002. As a result of their ownership of those debentures, those two funds, BFSUS Special Opportunities Trust PLC and Renaissance U.S. Growth Investment Trust PLC, each beneficially owned 23 percent of our common stock. The funds converted all such debentures and sold the stock in April 2004. Mr. Cleveland is also a director of Renaissance U.S. Growth Investment Trust PLC.

      On April 20, 2004, we engaged Roth Capital Partners, LLC, which is one of the Selling Shareholders listed elsewhere in this prospectus, to serve as our exclusive placement agent in connection with a private placement of our common stock. On April 26, 2004, we completed a $5.0 million private placement of our common stock to certain qualified investors. In connection with the private placement, we granted Roth a warrant to purchase 62,500 shares of common stock at an exercise price of $10.25 per share, which is exercisable for a five-year period beginning October 26, 2004, and also paid that firm a cash fee in the amount of $425,000 as compensation for its services as placement agent in connection with the private placement.

      On October 5, 2004, we engaged Roth to serve as our exclusive placement agent in connection with a private placement of our common stock. On October  6, 2004, we completed a $5.0 million private placement of our common stock to an institutional investor. We issued the warrant described in footnote 2 to the table under the heading “Selling Shareholders” elsewhere in this prospectus to Roth and also paid that firm a cash fee in the amount of $400,000 as compensation for its services as placement agent in connection with the private placement.

PRIVATE PLACEMENT OF COMMON SHARES AND WARRANTS

      The registration statement of which this prospectus is a part relates to 1,570,048 shares of common stock, including 1,207,729 shares that are presently outstanding, 241,546 shares issuable upon the exercise of the warrant described in footnote 1 to the table under the heading “Selling Shareholders” below and 120,773 shares issuable upon the exercise of the warrant described in footnote 2 to the table under the heading “Selling Shareholders.” The 1,207,729 shares of common stock and the warrant to purchase 241,546 shares of common stock were issued to an institutional investor in a private placement that was completed on October 6, 2004. In that private placement, we sold 1,207,729 shares of common stock to the investor for $5.0 million, and issued the 241,546-share warrant to the investor in connection with that sale. The 120,773-share warrant was part of the compensation we paid to our placement agent in connection with the private placement.

BUSINESS

General

      Digital Recorders, Inc. was incorporated in 1983 and we became a public company through an initial public offering in November 1994. We directly, or through our contractors, design, manufacture, sell, and service information technology and audio surveillance technology products.

      In 1995, we acquired our law enforcement and surveillance subsidiary, Digital Audio Corporation. In 1996, we formed TwinVision® of North America, Inc. (“TwinVision®”). For reasons of market position and technology transfer, we acquired another start-up company (Transit-Media GmbH) in 1996, which, together with TwinVision®, focused on electronic destination sign systems.

      In 1998, a change in our senior management led to significant growth as we:

•	sought to lead product development and technology development in the market and brought development in-house rather than depending on outside consultants and service companies;

•	focused on changes and improvements in our products and services through technology leadership, including intensified attention to customers’ needs and requirements; and

•	emphasized the new electronic destination sign system that TwinVision® and Transit-Media GmbH pioneered.

      TwinVision® and Transit-Media GmbH grew rapidly and, with the June 2001 acquisition of Mobitec AB, these units now represent approximately 80 percent of our net sales. With this growth, we have added personnel at all levels and categories including sales personnel, software and hardware engineers, operations management and personnel, field service technicians, hourly assembly and administrative personnel.

      We currently operate through the following two major business segments: (1) the transportation communications segment; and (2) the law enforcement and surveillance segment.

      Transportation Communications Segment. Our transportation communications segment produces products sold worldwide within the passenger information communication market. We sell to transportation vehicle equipment customers generally in two broad categories, including end-user customers and OEMs (original equipment manufacturers).

      Our end-user customers include:

•	municipalities;

•	regional transportation districts;

•	federal, state, and local departments of transportation;

•	transit agencies;

•	public, private, or commercial operators of vehicles; and

•	rental car agencies.

      Our OEM customers are the manufacturers of transportation vehicles. The relative percentage of sales to end customers compared to OEM customers varies widely and frequently from quarter-to-quarter and year-to-year and within products and product lines comprising our mix of total revenue in any given period. Our transportation communications segment consists of the following units and wholly owned subsidiaries:

•	Digital Recorders (Durham, N.C.), our business unit established in September 1983;

•	RTI, Inc. (Dallas, Texas), acquired in July 1998;

•	Transit Media-Mobitec GmbH (Ettlingen, Germany). This business unit consists of our former wholly owned subsidiaries Transit-Media GmbH and Mobitec GmbH that were merged effective January 1, 2002. Transit-Media GmbH was acquired in May 1996 and Mobitec GmbH was acquired in June 2001;

•	TwinVision® (Durham, N.C.), established in May 1996;

•	Mobitec AB (Herrljunga, Sweden), originally founded in 1987 and acquired by us in June 2001;

•	DRI-Europa AB (Herrljunga, Sweden), established in February 2001 in connection with our acquisition of Mobitec AB.

      Through the Digital Recorders business unit, we supply the transportation vehicle equipment market with information technology products, including automatic voice announcement systems and related services. Our 500C+ Talking Bus® automatic voice systems product includes four core components: (1) a vehicle logic unit (the DR500C+); (2) an Operator Control Unit; (3) an internal light-emitting diode or LED sign; and (4) a global positioning satellite or GPS navigation system. Our Talking Bus®system automatically provides voice announcements about passenger information including next stop, transfer points, vehicle location, vehicle operational conditions, route and destination identification, and public service messages. The system enhances service and improves mobility for all passengers, assists compliance with the U.S. Americans with Disabilities Act (“ADA”) and also assists the vehicle operator and fleet management personnel with vehicle management and monitoring. The Talking Bus® system integrates with other “intelligent transportation systems” technologies on board the vehicles, such as radios and fare collection equipment. Our customers for the Talking Bus® system include transit operating agencies, commercial transportation vehicle operators and manufacturers of those vehicles.

      RTI, Inc., formerly known as Robinson Turney International, was established in August 1994. We acquired RTI in 1998 and with it acquired the TwinVision® business development and market capability, as well as an exclusive license to Lite Vision Corporation’s display technology. RTI, presently generating minimal business activity, is a marketing consulting firm devoted to the public transit industry’s needs, primarily those of European-based businesses.

      We also, either through internal capability or through contractors, design, manufacture, sell and service new generations of electronic destination sign systems used in a number of countries around the world on transit and transportation vehicles. These products are sold under the TwinVision® and Mobitec brand names. Mobitec serves the Nordic, South American and selected European markets as well as selected Asian and Mid-Eastern markets. Transit-Media, and its successor company, Transit Media-Mobitec GmbH, serve selected European and Far- and Mid-Eastern markets. TwinVision® serves the North American Free Trade Agreement markets, which consist of the United States, Canada, Mexico and other Latin American countries. Customers include transit operating agencies, commercial transportation vehicle operators and manufacturers of those vehicles.

      Originally founded in 1987 and based in Herrljunga, Sweden, we believe our Mobitec AB subsidiary is, according to internal company market calculations, the largest market share supplier of electronic destination sign systems in the Nordic markets. The Nordic market consists of Iceland, Greenland, Sweden, Norway, Denmark and Finland. Mobitec also has business units in Australia, as well as a joint venture in Brazil. We acquired Mobitec in June 2001. DRI-Europa AB was established in 2001 to serve as the umbrella organizational structure for our operations in Europe. As a result, Mobitec AB and Transit Media-Mobitec GmbH are subsidiaries of DRI-Europa AB. The Mobitec AB acquisition significantly expanded our geographical reach and cross-selling opportunities.

      Law Enforcement and Surveillance Segment. Our law enforcement and surveillance segment consists of our wholly owned subsidiary, Digital Audio Corporation, in Durham, North Carolina. We acquired Digital Audio in 1995. Digital Audio serves customers in the federal, state and local law enforcement agencies or organizations in the United States, as well as similar agencies in foreign countries such as the Royal Canadian Mounted Police, Australian Federal Police and London Metropolitan Police. It produces a line of digital audio filter systems and tape transcribers used to improve the quality and intelligibility of both live and recorded voices. We market Digital Audio products to various customers, including:

•	U.S. federal, state, and local law enforcement agencies or organizations;

•	U.S. military and intelligence organizations;

•	comparable national and regional agencies of foreign governments; and

•	private and industrial security and investigation firms.

An Overview of Our Industry and Markets

      The passenger information communications market, served by our transportation communications segment, developed as a result of several factors. In the past, that market was influenced by the Americans with Disabilities Act, the Clean Air Act, the Intermodal Surface Transportation Efficiency Act and successor legislation, and intelligent transportation systems initiatives. However, a more fundamental and longer-term impetus for development of this market is the need to provide improved passenger information and customer services to operators and riders of transit and transportation vehicles. Our electronic signage and automatic voice announcement and vehicle locating systems provide customers of transit systems with next stop, transfer point, route and destination information, vehicle location and operational condition information, and public service announcements. The ADA initially served to accelerate the trend toward such systems by requiring that fixed-route transit systems announce major stops and transfer points to assist visually challenged passengers. On the public side of this market, mass transit operating authorities can normally draw up to approximately 80 percent of funding for equipment purchases from the U.S. Federal Transit Administration with the remainder of product acquisition funding being provided by state and local sources. Typical privately funded users of our transit communications sector products include rental car shuttle vehicles and tour vehicle operators.

      In the U.S., the Transportation Equity Act of the 21st Century (“TEA-21”), a $41 billion, six-year federal funding initiative, was the follow-up legislation to the Intermodal Surface Transportation Efficiency Act of 1991. That legislation expired in third quarter 2003 and has been continued under a series of Continuing Resolutions pending enactment of new long-term legislation. This is the primary program funding the U.S. public surface transit market at the federal level. TEA-21 and its Continuing Resolutions, as well as replacement legislation under consideration by Congress at this time, promote the development of modern, expanded, intermodal public transit systems nationwide and designate a wide range of tools, services and programs intended to increase the capacity of the nation’s mobility systems. While as much as 80 percent of major capital acquisitions can be federally funded in most instances, overall federal funding in the U.S. transportation communications segment market accounts for roughly 20 percent of all funding of all activities in the U.S. market. The balance comes from a combination of state and local sources and passenger fare revenues. We expect TEA-21 to be reauthorized during the coming twelve-month period but we cannot assure you that it will be. Funding for markets outside of the U.S. comes from a variety of sources. These sources vary widely region-to-region and may include combinations of local, regional, municipal, federal and private entities or funding mechanisms. The relative percentage of the various sources of funding varies widely country-to-country and period-to-period making analysis and presentation in any meaningful form problematic at best. However, the U.S. market typically has the largest percentage of funding from governmental sources.

      The automatic voice announcement systems market, which we serve through our Digital Recorders business unit, emerged primarily because of ADA legislation. Our Digital Recorders business unit pioneered development of automatic voice announcement technology. Our Digital Recorders Talking Bus® system met favorable acceptance in terms of concept, design, and technology, and was acknowledged to be ADA compliant. That regulatory-driven acceptance has now grown into a basic customer service issue as the automatic voice systems market matures. We believe that about 40 percent of all new bus vehicles in North America contained automatic voice systems in 2002 and 2003. We expect this percentage to slightly increase over the next several years as automatic voice systems reduce cost, decrease maintenance expense and complexity, integrate to deliver other features and services and become perceived as a form of customer service. Our Digital Recorders business unit to date has had minimal international sales, but we believe future acquisitions, cultivating new relationships through Transit Media-Mobitec GmbH and Mobitec AB, as well as pilot projects and alliances established since 1999, may enable Digital Recorders to develop growth in the international market in the future. We believe Digital Recorders holds a significant market share in the stand-alone (as opposed to such systems included in larger integrated information system installations) automatic voice announcement systems market in the U.S.

      The automatic vehicle location capability of the Digital Recorders Talking Bus® system has enabled us to expand our served market to include fleet management services for operators of transit vehicle systems. A side outcome of this is the ability to provide more and better information to the users of transit systems by placing vehicle information at passenger boarding locations and other strategic locations. In this new business area we have entered into a Teaming Agreement with the GE Transportation Systems Global Signaling — Advanced Communications Systems business unit of General Electric Corporation to deliver advanced technology systems integration projects. Pursuant to the agreement, our Digital

Recorders division will focus on vehicle location and passenger information processing and delivery systems while General Electric Corporation will focus on communications technology, project management, and system integration.

      The electronic destination sign market, which we serve through Transit Media-Mobitec GmbH, TwinVision® and Mobitec AB, is highly competitive and mature, with business growth closely tied to overall market size, increased market share, or technological advances. Virtually all new transit buses manufactured worldwide have some form of destination sign system, and we believe that approximately 95 percent of those systems in the U.S. and 70 percent in major international markets are electronic. We believe that TwinVision® holds approximately the same level of market share in the U.S. as its only significant competitor, while Mobitec AB and Transit Media-Mobitec GmbH hold significant market shares internationally. Those market shares vary widely from region to region. For example, we believe Mobitec AB has a majority of the market share in Nordic markets and we believe that Transit Media-Mobitec GmbH has less than 10 percent of the market share in Central Europe.

      Our Digital Audio subsidiary’s market within the law enforcement and surveillance segment consists of government organizations at the local, state and federal level. Digital Audio also markets its products in North America and approximately 15 foreign countries directly and through a network of dealers. Typically, about 30 percent of Digital Audio’s sales are to international customers, although that percentage varies widely from quarter-to-quarter and year-to-year.

Our Key Competitors

      Most of the markets in which we participate are highly competitive and are subject to rapid technological advances, as well as evolving industry and regulatory standards. We believe the principal competitive factors in all markets we serve include ease of use, after-sales service and support, price, the ability to integrate products with other technologies, maintaining leading edge technology, and responding to governmental regulation.

      In the transportation communications segment’s electronic destination sign market, we view Luminator Holding L.P., an operating unit of Mark IV Industries, Inc., as our principal competitor. Clever Devices Ltd. and Meister Electronics, LC, are two of our significant competitors in the domestic automatic voice announcement systems market. In the integrated systems market we consider INIT GmbH, Siemens Corp, and Orbital Sciences Corporation to be our most significant competitors. Numerous other competitors exist in the international market, most tending to primarily serve discrete territories. Of those international competitors, the more noteworthy, comprising the majority of competitive market-share holders, are: Meister, Apricot, LLE, Hanover Displays, Gorba, INIT, Siemens, and Orbital. All of these, with the exception of Orbital and Hanover Displays, are based in Central Europe. Hanover Displays is based in the United Kingdom with the majority market share there, as well as sales in selected regions of the continental European market. LLE, Hanover Displays, Brose Infosystems, Meister, Siemens and INIT all have sales in the international markets outside of Europe. Orbital is based in the U.S.

      Within the law enforcement and surveillance segment, we believe Digital Audio is a leading market force among the small number of participants in this industry. Filtering products produced for the commercial sound industry by companies such as AKG Acoustics GmbH are not specifically designed for voice filtering. As a result we do not believe companies manufacturing those products pose significant competition. We recognize Adaptive Digital Systems, Inc., REI®, and Intelligent Devices as key competitors in a small industry group that compete with similar technologies.

Our Products and Our Product Design

Transportation Communications Segment. Our current transportation communications products include:

•	DR500C+ Talking Bus® and a replacement technologically advanced product, the DR600;

•	A Software Suite that provides modules for customized transit applications including Computer Aided Dispatch/ Automatic Vehicle Location, Wireless Data Exchange and Central Recording Station;

•	TwinVision® light-emitting diode (LED) illuminated flip-dot electronic destination sign systems;

•	TwinVision® all-LED electronic destination sign systems;

•	TwinVision® Chromatic Series family of color electronic destination sign systems;

•	ELYSE® and Central Recording Station software; and

•	Mobitec electronic destination sign systems.

      This segment accounted for approximately 97 percent of our net sales in 2003 and 96 percent in 2002 and 2001.

      The Digital Recorders Talking Bus® system enables voice-announced transit vehicle stops, vehicle location and conditions, and other passenger information, such as next stop, transfer point, route and destination information and public service announcements. The system can be used in transit buses, light rail vehicles, trains, subway cars, people movers, monorails, airport vehicles and tour buses, as well as other private and commercial vehicles. Compliant with ADA and industry-recognized standards, the system uses an open architecture, computer-based microprocessor electronics system design that accommodates additional new features and capabilities including interoperability with third-party equipment. The open architecture design permits expansion to customer size requirements and integration with other electronic systems. It offers software downloading or transfer using an industry standard personal computer memory card international association (“PCMCIA”) format. Wireless downloading also is available. This system is designed to meet the severe operating demands of temperature, humidity, shock, vibration, and other environmental conditions found in typical applications. It is manufactured in an ISO 9002-compliant facility. Programming is accomplished with our proprietary Central Recording Station hardware and software.

      Digital Audio’s digital filter and tape transcriber technology reduces background noises that might otherwise make recorded voice signals unintelligible. Additionally, customers use Digital Audio’s products in vibration, acoustic, and communications disciplines in commercial markets.

      When activated by a vehicle operator or by an automatic trigger such as a Global Positioning Satellite signal, the Talking Bus® system provides a digital audio “next stop” announcement properly timed to the route location. Messages can be in any language. Audio messages are stored in flash memory not requiring battery backup.

      Our original electronic destination sign products, which are generally known by the TwinVision® and Mobitec brand names, represent state-of-the-art technology licensed to or pioneered by Transit-Media, TwinVision® and Mobitec. The product line includes various models covering essentially all popular applications. Where applicable, these products adhere to ADA requirements and function under industry-recognized standards. They possess an open architecture, microprocessor-based design. The LED-flip-dot product, which we license through our RTI subsidiary, improves distance readability while reducing end-user maintenance expenses. In 2000, TwinVision® and Transit-Media introduced an all-LED, solid-state product. The all-LED product dominates sales of these systems in North America, while the prior generation “flip-dot” type product accounts for the majority of sales by our European subsidiaries including Mobitec. As the name implies, the “all-LED” product eliminates mechanical, moving flip-dots, delivering a further enhancement to distance readability and lowered maintenance expenses.

      In 2001, TwinVision® and Transit-Media introduced the TwinVision® Chromatic Series, TwinVision® Chroma I and TwinVision® Chroma IV, which offer our customers greater color flexibility and message display options for route destination signage. These products incorporate colorized route capabilities while retaining electronic sign system message display advantages for the color-vision impaired. Initial orders for these products were received and delivered in 2002.

      Message programming for all of these products is accomplished via proprietary ELYSE® software developed by Transit-Media and refined by TwinVision® or a similar companion software developed by Mobitec. Programming is accomplished through PCMCIA memory card download, and wireless capabilities also are available. In 2002, TwinVision® finalized the second generation of the ELYSE® software to accommodate the advancement to color.

      In January 2001, we entered into a license agreement with the University of Washington to use certain technology developed by the Intelligent Transportation Systems Research program at the University under the names “BusView” and “MyBus.” The technology, some of which we have integrated with the Digital Recorders Talking Bus® system, enables transit system users to access information via the Internet, such as schedule data, about the vehicle they wish to board. This technology, combined with our internal developments, is extending our product offerings into automatic vehicle location, fleet management, automatic vehicle monitoring and off-vehicle passenger information markets.

      Law Enforcement and Surveillance Segment. Our Digital Audio subsidiary designs, manufactures, markets and sells a line of digital signal processing instruments and digital-tape transcription machines to law enforcement agencies and organizations worldwide. Humming sounds, room noises, acoustic resonance, muffling, background music, street traffic, and other noises often obscure such recordings. Digital Audio products make the recordings understandable through a sequence of highly specialized adaptive audio filters. Additionally, in a similar process, Digital Audio products can be used in live real-time applications. Digital Audio products have major computational power with the typical digital filter employing multiple microprocessor devices.

      In 2001, Digital Audio began development of four new products for law enforcement, intelligence, military and security markets. These products, now well into market launch, are designed to expand our offerings in the areas of audio collection, forensic examination and technical countermeasures applications. The products include:

•	SSABRTM, a state-of-the-art, covert, solid-state digital audio recorder;

•	QuickEnhance QE-10, a new, simplified, digital tape enhancement system for real-time and laboratory use;

•	UltraScope, an ultrasonic spectrum analyzer for audio countermeasures applications; and

•	ProbeAmp, a multi-meter/high-gain amplifier for audio countermeasures applications.

      This segment accounted for approximately three percent of our net sales in 2003 and four percent in both 2002 and 2001.

      In 2002, Digital Audio launched a joint marketing initiative with Avid Technology, Inc. and Ocean Systems to introduce the Digital Audio QuickEnhanceTM/AS forensic audio suite plug-in, designed to integrate with the Avid Xpress® video editing system. The QuickEnhance/ AS software is being distributed by Ocean Systems in the U.S. markets.

      In 2002, Digital Audio began to change its core digital signal processing development efforts from the Motorola DSP56200 processor to the Texas Instruments C6000 series processor technology. Digital signal processing is the technology that we generally utilize in the majority of our filtering products. This processor change allowed an increase in computational speed and resources, increased flexibility in application programming, and longer product life cycles due to improved upgrade paths.

Department of Homeland Security

      The U.S. Government has established the Department of Homeland Security as the nation focuses on improving its capacity to deal with terrorist and other security threats. We believe this centralized federal focus will increase funding for security-related products and services such as those produced by Digital Audio. We view any increase in government funding related to national security, intelligence and law enforcement initiatives as having the potential to positively influence the opportunity we will have to sell our audio processing solutions in the core traditional security markets, as well as in the transportation communications segment.

Our Marketing and Sales Organization

      All of our products are marketed on a direct basis by our sales and marketing personnel or through commissioned independent sales agents and dealers, as appropriate for each business unit, subsidiary and market segment. Marketing and sales activities employ a wide range of commonly used techniques, as well as highly refined relationship and contact selling. Techniques include: database marketing; highly selective advertising; direct contact selling; publication of customer newsletters; participation in trade shows and industry conventions; and cooperative activities with systems integrators. Additionally, Digital Audio utilizes specialized continuing education programs to ensure end-users have multiple opportunities to learn about digital signal processing technology and fully comprehend the Digital Audio product operation through hands-on instruction. This continuing education offering is a minor generator of revenue and is primarily used as a marketing tool.

      We regularly evaluate alternative modes of promoting and marketing our products and services. Web site and Internet-based marketing techniques currently serve to assist marketing and sales efforts although the custom-specification, request-for-quote nature of our served markets does not yet lend itself to full-scale, Internet-driven marketing and sales efforts.

Customers

      We generate a significant portion of our sales from a relatively small number of key customers, the identity of which may vary from year to year. Our major customers (defined as those customers to which we made sales greater than 10 percent of our total sales) in 2003, 2002 and 2001 were transit bus original equipment manufacturers. In 2003, one major customer, Gillig Corporation, accounted for 16.2 percent of our net sales, compared to two major customers, New Flyer Industries Ltd. and Gillig Corporation, accounting for 21.9 percent in 2002, and three major customers, New Flyer Industries Ltd., Gillig Corporation and North American Bus Industries, accounting for 36.4 percent in 2001. We sell our products to a limited, fixed set of customers. Concentration and credit risk is therefore a function of orders we receive in any given period of time. Loss of one or more of these larger key customers could have an adverse impact, possibly material, on our company.

Seasonality, Fluctuation in Results

      Our sales are not generally seasonal in nature. However, a significant portion of our sales in each of our product lines are to governments or publicly funded entities. In addition, many of our sales to transit equipment manufacturers are themselves related to sales by those manufacturers to governments or publicly funded entities. In general, due to budgetary and funding availability considerations, government purchasing sometimes increases during the last quarter of our fiscal year period. In the U.S., the federal government and many state and local governments operate on an October to September fiscal year. Many of our key international government customers operate on an April to March fiscal year. Also, government agencies occasionally have a tendency to purchase infrequently in large quantities, creating uneven demand cycles throughout the year. This results in periods with little order activity punctuated by periods of intense order activity. This fluctuation in government-related ordering also tends to make our sales patterns uneven and difficult to forecast quarter-to-quarter and year-to-year results.

      Sales to our customers in both product segments are characterized by lengthy sales cycles that generally extend for a period of two months to 24 months. However, our sales revenues are recognized upon physical shipment of product, and our service revenues upon completion of the service. Our sales tend to be made pursuant to larger contracts, contemplating deliveries over months or years. Purchases by a majority of our customers are dependent, directly or indirectly, on federal, state, and local funding, for both law enforcement activities and public transportation. Law enforcement agencies are the principal customers for our audio products, while manufacturers of transportation equipment, who in turn sell to government agencies or entities dependent on government funding, are the principal customers for our transportation products. Government funding tends to vary significantly from year to year and quarter to quarter. In addition, governmental purchases generally involve a longer lead time than might be the case in the private sector. Further, government agencies generally are required to make acquisitions through a public bidding process. The fact that much of our revenues are derived from relatively large contracts with a small number of customers can result in fluctuations in our revenue and, thus, operating results, from quarter to quarter and year to year.

Our Backlog

      Our firm backlog as of September 30, 2004 was $5.9 million compared to $5.8 million as of September 30, 2003. Our firm backlog was $6.5 million and $8.5 million as of December 31, 2003 and December 31, 2002, respectively. The slight 1.7 percent increase from September 30, 2003 to September 30, 2004 as well as the 23.5 percent decrease from December 31, 2002 to December 31, 2003 was due to 1) timing of the receipt of orders, 2) order cycle fluctuations arising from the factors described under the heading “Seasonality, Fluctuations in Results” above, 3) relatively fewer long-term orders in the marketplace, and 4) a degree of market uncertainty arising, in our opinion, out of the transition from the expired “TEA-21” authorizing legislation through a series of continuing resolutions to the pending new authorizing legislation. We shipped substantially all of the backlog as of September 30, 2004 during the fiscal year 2004.

Our Research and Development

      We are committed to the continued technological enhancement of all of our products and to the development or acquisition of products having related applications, although continued development of any product is dependent upon product acceptance in the market place. Our objective is to develop products that are considered to be high quality, technologically advanced, cost competitive, and capable of capturing a significant share of the applicable market. Product development to an advanced technology product offering stage is one of the primary means by which we differentiate our company from our competition.

      We anticipate that technological enhancements to our Talking Bus® system and the TwinVision® and Mobitec electronic destination sign products will continue in the future. This should enhance our ability to integrate these products with other technologies, reduce unit cost of production, advance state-of-the-art technologies in our ongoing program to improve profit margins, and increase available marketable product features as well as increase market share and market penetration. Our plan to integrate, and expand upon, licensed portions of the technology developed by the University of Washington into the Talking Bus® system also will allow customers to provide Internet access to passengers. In addition to enhancement of existing products, we currently have totally new generations of products under various stages of development.

      In 1996 and 1997, Transit-Media and TwinVision® respectively introduced a new generation display element through the TwinVision® LeDot® electronic route destination signs. The new products combined known and proven benefits of LED with improved electromagnetic flip-dot elements to enhance product performance. These enhancements improved distance readability and reduced maintenance expense. This development, under a product display technology licensed to TwinVision® and Transit-Media through RTI from Lite Vision Corporation at the time, virtually changed the entire electronic route destination sign industry and quickly became the industry standard. This generation of product has subsequently been replaced with other technological advances as noted below.

      In 2000, Transit-Media and TwinVision® again led an industry technology change with the wide-spread introduction of a low-energy, high-brightness, all-LED display element that eliminated the mechanical, moving flip-dot typically used in prior generations of electronic route destination signs.

      TwinVision® and Transit-Media introduced the TwinVision® Chromatic Series, TwinVision® Chroma I and TwinVision® Chroma IV, in 2001. These products offer customers greater color flexibility in message display options for destination signage. They incorporate colorized message display capabilities while retaining electronic sign system message display advantages for the color-vision impaired.

      Research and development expenses were $1,421,867, or 4.0 percent of net sales for the nine months ended September 30, 2004, compared to $1,413,066, or 4.7 percent of net sales for the nine months ended September 30, 2003. Research and development expenses were $2,057,312 or 4.7 percent of net sales in 2003, compared to $2,492,428, or 5.5 percent of net sales in 2002, and compared to $2,648,510, or 7.1 percent of net sales, in 2001. For the nine months ended September 30, 2004, certain engineering personnel were used in the development of software that met the capitalization criteria of SFAS No. 86, “Capitalization of Software Development Costs.” The total amount of personnel and other expense capitalized in the nine months ended September 30, 2004, was $700,498, to be amortized as the sales of software are realized over a period not to exceed three years. This compares to $837,195 for the nine months ended September 30, 2003. Had these amounts not been capitalized, research and development expenses for the nine months ended September 30, 2004 and 2003 would have been $2,122,365 and $2,250,261, respectively. The total amount of such costs capitalized for the years ended December 31, 2003, 2002 and 2001 was $1,068,684, $501,034 and $223,163, respectively. Had these amounts not been capitalized, research and development expenses would have been $3,126,176, $2,993,462 and $2,871,673 for the years ended December 31, 2003, 2002 and 2001, respectively. Our main research and development projects include Digital Recorder’s “DR600” on-board platform (vehicle logic unit) for bus automatic vehicle monitoring, automatic vehicle location and automatic vehicle schedule adherence communication systems and programs, and Digital Audio Corporation’s next generation system for digital signal processing products.

      Because we believe that technological advances are necessary to maintain and improve our product lines and, thus, our market position in a highly competitive market environment, we expect to continue to invest a significant amount of capital relative to our revenues on research and development in the foreseeable future. As a result of our high level of research and development spending, we may experience fluctuations in our operating results because costs may be incurred in periods prior to the related or resulting revenues, and because research and development costs fluctuate in accordance with projects undertaken as opposed to being a percentage of revenue or otherwise related to sales.

Our Acquisition History

      We acquired Digital Audio Corporation in 1995. We acquired Transit-Media and established TwinVision® in 1996, and we acquired RTI in 1998. Our acquisition of Digital Audio increased our revenue and profit, and provided us with a leading product line and technology development platform in the law enforcement and surveillance market. Our acquisition of Transit-Media provided us with an important European market foothold, as well as the origins of the TwinVision® electronic route destination sign technology. Our acquisition of RTI brought us business development and market capability, as well as direct access to, and control of, a technology license held by RTI and sub-licensed at the time to TwinVision®.

      We completed our acquisition of Mobitec AB in June 2001 as part of our strategy to grow our company at an accelerated pace through both internal and external means. Mobitec AB is a subsidiary of DRI-Europa AB, our corporate framework for international operations that also includes Transit Media-Mobitec GmbH. Together, these subsidiaries primarily serve the European, Nordic, Far and Middle Eastern, South American, Australian, and Asian markets. The acquisition, which significantly expanded our geographical reach and cross-selling opportunities, had a purchase price of approximately $8.0 million paid in a combination of cash, common stock, warrants, and seller financing.

Our Manufacturing Operations

      Our principal supplier for the Digital Recorders business unit for most of fiscal year 2004, LIBRA Industries, is a contract-manufacturing firm that produces Digital Recorders-designed equipment. Digital Recorders also performs part of its assembly work in-house. Although we were solely dependent on LIBRA Industries for most of fiscal year ended 2004 to manufacture products for our Digital Recorders business unit, we do not intend to be solely dependent on them or other suppliers for major components in the longer term. In keeping with this policy, we executed contracts with other suppliers to perform some of the services LIBRA Industries currently provides.

      TwinVision® and Transit Media-Mobitec GmbH purchase display components and assemblies for electronic destination sign systems from Lite Vision Corporation in Taiwan, the Republic of China, Meccanica UGO Amelie in Impruneta, Italy, Superior Manufacturing Services in West Virginia and UTM in Dallas, Texas. Until January 2004, Lite Vision was one of our major shareholders, holding approximately 12.7 percent of our outstanding common stock, $.10 par value per share. We purchased from Lite Vision Corporation approximately $3.5 million and $4.4 million in components and assemblies during 2002 and 2001, respectively, but did not make any purchases from that company in 2003. We have contracts with domestic and foreign electronic manufacturing and/or contract assembly firms to assemble these components and assemblies. Domestic production is compliant with “Buy-America” regulations. In 2002, TwinVision® moved part of its assembly process in-house.

      The Digital Audio subsidiary primarily manufactures or assembles its products internally. Printed circuit board components and enclosures are purchased from well-established vendors and small local suppliers. Digital Audio typically works with ISO-certified suppliers.

      Mobitec AB purchases raw materials and components and assembles the majority of its products in Herrljunga, Sweden. These materials are purchased from suppliers not situated in high-risk areas and include suppliers located in Sweden, The Czech Republic, and Germany. Mobitec AB has two principal suppliers, BUSE s.r.o. in the Czech Republic and Elecktronikpartner AB, in Sweden providing display components and assemblies for electronic designation sign systems.

      We believe alternative suppliers would be readily available for all raw materials and components for all of our business units.

Our Customer Service

      We believe our commitment to customer service has enhanced the customer’s view of our company compared to our competition. Our plan has been to continue to define and refine the sustainable competitive advantage through a service-oriented organization.

Our Proprietary Rights

      We currently rely upon a combination of patents, copyrights, alliances, trade secrets, nondisclosure agreements, and licensing agreements to establish and protect our ownership of, and access to, proprietary and intellectual property rights. Our attempts to keep the results of our research and development efforts proprietary may not be sufficient to prevent others from using some or all of such information or technology. In addition, by “designing around” our intellectual property rights, our competitors may be able to offer the same functionality provided by our products without violating our intellectual property rights. We have licenses to certain intellectual property rights under which some of the TwinVision® products are produced. We have registered our Digital Recorders®, Talking Bus® and TwinVision® trademarks, logos, slogans, by-lines, and trade names with the U.S. Patent and Trademark Office.

      We intend to pursue new patents and other intellectual property rights protection covering new technologies and developments on an on-going basis. We also intend to use our best efforts to maintain the integrity of our service marks, trade names and trademarks and other proprietary names and protect them from unauthorized use, infringement and unfair competition.

Our Employees

      As of September 30, 2004, we employed approximately 153 people, of which 83 were employed domestically and 70 were employed internationally. Our employees were deployed approximately as follows: 54 were in operations; 28 were in engineering; 36 were in sales and marketing; and 35 were in administration. Although European subsidiaries include some limited work-place agreements, our employees are not covered by any collective bargaining agreements and we believe that our employee relations are good. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

PROPERTIES

      We do not own any real estate. We have five real property lease agreements within the United States and six real property lease agreements elsewhere. Following are our locations, leased areas (square feet = sf, square meters = sm), use, monthly rents and lease expirations. All monthly rental amounts are stated in United States dollars, converting monthly payments in foreign currencies, where applicable, to United States dollars based on the December 31, 2003 exchange rate.

City and State	Country	Area	Use	Monthly Rent	Expiration

Durham, NC	USA	18,484 sf	Office, Service and Repair, warehouse and assembly(a),(c)	$13,486-17,083	March 2008
Durham, NC	USA	4,416 sf	Warehouse(a)	$2,190-2,539	April 2009
Durham, NC	USA	4,000 sf	Warehouse(a)	$1,983-2,299	April 2009
Durham, NC	USA	4,688 sf	Office and assembly(b)	$2,715-3,145	April 2009
Dallas, TX	USA	3,000 sf	Office(c)	$4,044	April 2008
Peakhurst	Australia	271 sm	Office(a)	$2,813	November 2006
Caxias do Sul	Brazil	88 sm	Office and assembly(a)	$1,131	Open ended
Paris	France	23 sm	Office(d)	$1,123	November 2004
Herrljunga	Sweden	2,000 sm	Office, warehouse and assembly(a),(d)	$8,479	March 2006
Ettlingen	Germany	242 sm	Office(a)	$2,173	March 2007

(a)	Used by transportation communications segment

(b)	Used by law enforcement and surveillance segment

(c)	Used by administration — U.S. corporate

(d)	Used by administration — international

      We believe that our current facilities are adequate and suitable for our current and foreseeable use, absent acquisition. We believe additional office and manufacturing space will be available in, or near, our existing facilities at a cost approximately equivalent to, or slightly higher than, rates currently paid, if needed, to accommodate further internal growth.

LEGAL PROCEEDINGS

      Our company, in the normal course of our operations, is involved in legal actions incidental to the business. In management’s opinion, the ultimate resolution of these matters will not have a material adverse effect upon the current financial position of our company or future results of operations.

MARKET FOR OUR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

      Our common stock is quoted on The Nasdaq Small Cap Market®under the symbol “TBUS” and on the Boston Stock Exchange under the symbol “TBU.” The following table sets forth the range of high and low closing bid prices, as reported by The Nasdaq Small Cap Market®, from January 1, 2002 through September 30, 2004. The prices set forth reflect inter-dealer quotations, without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

	High	Low

Year Ended December 31, 2002
First Quarter	$3.50	$2.40
Second Quarter	3.65	2.30
Third Quarter	3.05	2.14
Fourth Quarter	2.62	2.00
Year Ended December 31, 2003
First Quarter	$2.80	$2.01
Second Quarter	3.00	2.31
Third Quarter	2.73	2.24
Fourth Quarter	3.00	2.37
Year Ended December 31, 2004
First Quarter	$4.00	$2.32
Second Quarter	14.27	2.39
Third Quarter	6.85	2.79
Fourth Quarter	5.65	3.65

      We estimate that, as of December 30, 2004, there were approximately 144 record holders of our common stock.

      We have not paid cash dividends on our common stock nor do we anticipate doing so in the foreseeable future. In addition, an outstanding convertible debenture and related purchase agreement and our current senior domestic credit facility restrict the payment of dividends upon any class of stock except on our preferred stock. We also have outstanding two series of preferred stock having dividend rights that have priority over any dividends payable to holders of common stock.

MANAGEMENT

Director Biographies

      The following are biographical summaries for our directors.

      Russell C. Cleveland, age 64, was appointed as one of our directors by our board of directors in August 2001 pursuant to a position established by the board under the Convertible Subordinated Debentures issued to entities with which Mr. Cleveland is affiliated in connection with our Mobitec AB acquisition. He was the principal founder of Renaissance Capital Group, Inc. in 1973 and is its majority shareholder. Renaissance Capital provides capital to emerging publicly owned companies. Mr. Cleveland is a Chartered Financial Analyst and has specialized in investing in emerging growth companies for more than 40 years. Mr. Cleveland is a graduate of the University of Pennsylvania, Wharton School of Finance and Commerce. He has served as President of the Dallas Association of Investment Analysts and has held executive positions with major southwest regional brokerage firms. For more than 10 years, he was a contributing editor of Texas Business Magazine, for which he analyzed investment trends. Mr. Cleveland currently serves as President and Director of Renaissance Capital Growth & Income Fund III, Inc. (Nasdaq: RENN). He also is Director and Manager of Renaissance U.S. Growth Investment Trust PLC, which is traded on the London Exchange, and U.S. Portfolio manager of BFSUS Special Opportunities Trust PLC, based in London. Mr. Cleveland currently serves on the following public company boards of directors: Tutogen Medical, Inc., Integrated Securities Systems, Inc., and Cover-All Technologies, Inc. Over the years, Mr. Cleveland has served on the boards of many publicly traded emerging growth companies.

      Nuria I. Fernandez, age 45, has served as a director since May 2004. She also serves as Senior Vice President of Business Development at Earth Tech, an engineering consulting firm headquartered in Long Beach, Calif., and owned by Tyco International Ltd. (NYSE: TYC). Working from Earth Tech’s Alexandria, Va., office since 2001, Ms. Fernandez is responsible for expanding Earth Tech’s transportation business opportunities in the U.S. and abroad. From 1997 to 2001, Ms. Fernandez was Deputy Administrator and Acting Administrator at the Federal Transit Administration, U.S. Department of Transportation, in Washington, D.C., where she managed and directed operations for the 500-employee agency responsible for securing funding for planning, design, construction, and technology for bus and rail systems in the U.S. and its territories. She also established policies and developed guidelines on the implementation of rules and regulations that governed federally funded mass transit programs. From 1994 to 1997, she led the design and construction division of the Washington Metropolitan Area Transit Authority in Washington, D.C. From 1989 to 1993, she served as Senior Vice President of the Chicago Transit Authority. From 1982 to 1989, she served as Coordinating Engineer of the City of Chicago’s Department of Public Works, where she was involved with the $1.2 billion expansion of O’Hare International Airport. Ms. Fernandez has received numerous transit industry awards, including: the Minority Business and Professionals’ Outstanding Leadership Award; the Woman’s Transportation Seminar Woman of the Year and National Member of the Year awards; the Conference of Minority Transportation Officials’ Women in Transportation Award; and the White House Elizabeth Cady Stanton Achievement Award. Ms. Fernandez received a Bachelor of Science degree in Civil Engineering from Bradley University and a Master of Science degree in Business Administration from Roosevelt University.

      John D. Higgins, age 71, has served as a director since February 1998. He also serves as a director of Sparrow Systems, Inc., a privately held developer and marketer of specialized software for use in managing physician practices. From 1990 through November 1999, Mr. Higgins was Senior Vice President of Corporate Finance for Royce Investment Group, Inc., certain assets of which were subsequently acquired by Investec Ernst & Company, an international investment and merchant banking firm. Mr. Higgins is currently retired from Investec Ernst and pursuing personal business interests. He holds B.B.A. and M.B.A. degrees from Hofstra University.

      J. Phillips L. Johnston, J.D., age 64, has served as a director since April 1990. He currently is Vice Chairman and Chief Legal Counsel for Remote Light, Inc., a privately held technology company located in Research Triangle Park, N.C. From September 1999 to June 2002, he was a director, Chief Executive Officer and President of ID Technologies, a publicly held company. He served as Chief Executive Officer of Pilot Therapeutic Holdings, Inc., a publicly held company, from September 1998 to September 1999. From April 1998 to May 1998, Mr. Johnston was President and Special Programs Administrator of Digital Recorders. He served as Digital Recorders’ Special Programs Administrator from May 1998 to December 1998. Mr. Johnston served as our Chairman of the Board, President and Chief Executive Officer from April 1990 to May 1998 and served as Administrator of the North Carolina Credit Unions from September

1987 to April 1990. From October 1979 to September 1987, Mr. Johnston served as President and Chief Executive Officer of Data Pix, Inc., Norman Perry, Chantry, Ltd., and Erwin-Lambeth, Inc., all of which were privately held companies, and was President and Chief Executive Officer of Currier Piano Company from 1971 through 1979. He was founding Chairman of the North Carolina Information and Electronics Trade Association, now the largest trade association in that state, and was named the Council for Entrepreneurial Development Entrepreneur of the Year in 1997. Mr. Johnston is a director of several privately held companies, the author of two books, and a Babcock Entrepreneurial Fellow at Wake Forest University. Mr. Johnston received his A.B. degree in economics from Duke University, attended the Stern Graduate Business School at New York University and received his law degree from the University of North Carolina.

      C. James Meese Jr., age 62, has been a director since 1991. He also was an independent sales representative for the Digital Recorders business unit from February 1993 through May 1995. Since 1989, Mr. Meese has provided advice and assistance to high growth companies on issues of company valuations, acquisitions and divestitures, market development, capitalization, corporate governance and organizational structuring through Business Development Associates, Inc., where he serves as the President. Prior to 1989, he spent approximately 20 years in various senior corporate marketing, business development and finance positions. Mr. Meese also is a director of New Wave Powerboats, Inc. and The Railroaders Memorial Museum. Mr. Meese received a B.A. degree in Economics from the University of Pennsylvania and an M.B.A. from Temple University.

      Stephanie L. Pinson, age 68, has been a director since 2001. She has served as president of Gilbert Tweed Associates, Inc. (“Gilbert Tweed”), a well established retained executive search firm based in New York City. She joined Gilbert Tweed in 1981, and has been an owner since 1987 and served as principal prior to 1996. She is a member of the Gilbert Tweed Board of Directors and has responsibility for the operations of the firm. Ms. Pinson is the practice leader for Gilbert Tweed’s widely recognized Transportation Search Practice, specializing in searches for Public Transit Authorities and their suppliers and supporting aviation and port clients. With her partner, Janet Tweed Gusman, Ms. Pinson also is engaged in the Information Technology, Insurance and Industrial Practices. Her work with high technology and manufacturing companies is global in nature, and she directs Gilbert Tweed’s offices in Bombay and New Delhi, India. Prior to joining Gilbert Tweed Associates, Ms. Pinson served as Director of Relocation Services for Real Estate World in Boulder, Colo., from 1978 to 1980. From 1972 to 1980, she studied and taught Medieval English Literature at Rutgers University. Ms. Pinson serves in a variety of association and not-for-profit board positions. She is a past member of the APTA Executive Committee, having served as Vice Chair-Business Members and Vice Chair-Business Members at Large. She also serves on the APTA Chairman’s Diversity Council and is a member of the WTS Advisory Board. Ms. Pinson received her bachelors and masters degrees in English Literature from Rutgers University where she also qualified for the Ph.D.

      John K. Pirotte, age 53, has been a director since 1996. He is President of Axxiom Manufacturing, Inc., a privately held manufacturer of air blast equipment. He has been Chairman and Chief Executive Officer of CORPEX Technologies Inc., a privately held company that develops and markets surface active chemical technology, since 1990. From March 1997 to December 2003, he served as President of Matrix Surface Technologies Inc., a privately held company that develops and markets mechanical surface treatment technologies. Mr. Pirotte also served as President and Chief Operating Officer of Teleion Wireless, Inc., a privately held company that develops and markets wireless data communication modules, from August 2000 to March 2002. In addition, Mr. Pirotte was Chairman and Chief Executive Officer from 1981 until 1988 and Chief Financial Officer from 1979 to 1981 of The Aviation Group, Inc., a former Nasdaq-listed company that was acquired in 1985. He is a member of the Board of Directors of Pharmanetics, Inc., a Nasdaq-listed biotech company specializing in theranostic management of various therapeutics affecting coagulation. He is a founding director of North Carolina Enterprise Corp., a venture capital fund. Mr. Pirotte holds a B.A. degree from Princeton University and an M.S. from New York University Graduate School of Business Administration.

      Lawrence A. Taylor, age 57, has been our Executive Vice President of Corporate Development since October 25, 2004, our Secretary since 1998 and one of our directors since 2001. Mr. Taylor served as our Chief Financial Officer and Vice President from May 1998 until October 25, 2004. Mr. Taylor has also served as a director of our subsidiary DRI-Europa AB since 2001. He has more than 13 years’ experience in the transit industry, as well as extensive knowledge and experience in auditing, merger and acquisition reporting, analysis and financial information technology systems. From March 1997 to June 1999, Mr. Taylor was a partner in the Dallas office of Tatum CFO, LLP, a professional partnership of career chief financial officers. From March 1995 to August 1996, he was Senior Vice President and Chief Financial

Officer of Precept Business Products, Inc., a privately held holding company that distributed business forms, construction and on-demand courier services. From May 1991 to December 1994, he was Vice President and Group Controller of Mark IV’s Transportation Products Group, which included nine companies, subsidiaries and operating units serving transit and transportation markets worldwide. Prior to 1991, he served in various financial managerial capacities in the food processing, commercial construction and oil field supply industries, as well as other manufacturing environments. Mr. Taylor earned a B.S. degree in Accounting from Wayne State University. He is a Certified Public Accountant and a member of the Texas Society of CPAs and its Dallas Chapter, the American Institute of CPAs, and Financial Executive International.

      Juliann Tenney, J.D., age 51, has been a director since April 1991. Employed by Duke University since September 1998, she presently serves as Associate Dean, Compliance, for the Duke University School of Medicine. She has been a lecturer in Duke University’s Nonprofit Management program since 1989. From August 1990 through July 1993, she served as Executive Director of the Southern Growth Policies Board, an interstate alliance charged with designing economic development and growth strategies for southern governors and legislators. From August 1988 to August 1990, Ms. Tenney served as Director for the Economic and Corporate Development Division of the North Carolina Biotechnology Center and also as their House Legal Counsel. From November 1987 to August 1988, Ms. Tenney was Assistant Secretary at the North Carolina Department of Commerce. From August 1985 to November 1987, she was Executive Director of the North Carolina Technological Development Authority. Prior to that time, she was a practicing attorney. Ms. Tenney received a B.A. degree from the University of North Carolina and a law degree from Duke University.

      David L. Turney, age 60, has been our Chairman of the Board and Chief Executive Officer since May 1998 and a director since May 1996. Mr. Turney has also served as Chairman of the Board and Managing Director of our subsidiary DRI-Europa AB since 2001. Mr. Turney was co-founder, Chairman and CEO of Robinson Turney International, Inc. (subsequently known as RTI, Inc.), which was acquired by Digital Recorders, Inc. in April 1998. A consulting firm, RTI engaged in business development, marketing services, advisory services, and merger, acquisition and financing assignments for selected clients. Until the merger, our company was an RTI client and all RTI clients were in the transit and transportation equipment industries. From March 1994 to December 1995, Mr. Turney was also engaged in strategic planning and development consulting services for his former employer, Mark IV Industries, Inc., a New York Stock Exchange listed company prior to its acquisition by a private investor. Mr. Turney founded the Mark IV Transportation Products Group, a group of nine companies, subsidiaries and operating units serving transit and transportation markets worldwide and served as its Group Executive from February 1991 to February 1994. From 1984 to 1991, Mr. Turney was President of the Luminator division of Gulton Industries, Inc., which became a wholly owned subsidiary of Mark IV in 1987. Prior to 1984, he served in various managerial and engineering capacities in four corporations spanning the telecommunications, industrial hard goods, consumer electronics and electromagnetic components industries. Mr. Turney is active in the American Public Transportation Association (“APTA”), the trade association of the industry and market that our company serves. A former chair of APTA’s business member group, he presently serves on the APTA Business Member Board of Governors, as well as other industry elected and appointed positions. He also is a corporate member of the National Association of Corporate Directors. Mr. Turney received his B.S. in industrial management from the University of Arkansas in Fayetteville, and he has participated in numerous postgraduate study courses in finance, mergers and acquisitions, public company administration and operations.

Executive Officers and Key Management Biographies

      The following are biographical summaries for our executive officers and key management who are not directors.

      Floyd J. Diaz, age 44, has 11 years’ transit industry experience. He has been the Vice President and General Manager of our Digital Records business unit since May 2002. He was promoted to President and General Manager of the Digital Recorders business unit in September 2003. He joined our company as that unit’s Vice President and Sales and Marketing Manager in 1999. From 1993 to 1999, Mr. Diaz was Vice President of Sales & Marketing at ERG Transit Systems in Toronto, Ontario. From 1986 to 1992, Mr. Diaz held various positions with the Houston-based Schlumberger Oil and Gas Exploration Division. A 1984 graduate of Queen’s University in Kingston, Ontario, Mr. Diaz has a B.Sc. in Geological Engineering. In 1992, he received an M.B.A. from Houston Baptist University.

      Lawrence A. Hagemann, age 60, has 12 years’ transit industry experience, including extensive experience in advanced software and micro-processor systems. In 2000, he was appointed chief operating officer of our North Carolina Operations. Since February 1998, he has served as our Executive Vice President and TwinVision na, Inc.’s president and general manager. From July 1996 to February 1998, he was TwinVision’s vice president and general manager. In addition, Mr. Hagemann currently serves as a director of Transtel Communications Ltd., a developer of news media software based in London, England. He has held this position since October 1993. From July 1995 to July 1996, Mr. Hagemann was Vice President of ADDAX Sound Company, a privately held company in Illinois. From April 1991 to December 1993, he served as Assistant to the President of Vapor-Mark IV in Illinois. From 1973 to 1990, he was Vice President of Sales and Marketing for Extel Corporation in Illinois, as well as a director of Excom Communications Limited in Slough, England, and Extel Overseas Limited in Hong Kong. Mr. Hagemann earned a bachelor’s degree in Electrical Engineering from the University of Detroit in 1967. In 1972, he earned an M.B.A. from Loyola University in Chicago.

      David N. Pilotte, age 46, was appointed as our Vice President and Chief Financial Officer, effective as of October 25, 2004. From July 2001 to August 2003, Mr. Pilotte served as Executive Vice President and Chief Financial Officer of Axtive Corporation, a publicly held company that acquired software and professional service firms. Mr. Pilotte served as Vice President and Corporate Controller of American Pad & Paper Company, a publicly held converter of paper-based office products, from June 1998 to November 2000. In January 2000, American Pad & Paper Company filed a petition in the United States Bankruptcy Court in Delaware to convert an involuntary Chapter 11 petition filed by its bondholders to a voluntary Chapter 11 proceeding under the United States Bankruptcy Code. Prior to joining American Pad & Paper Company, Mr. Pilotte had treasurer responsibilities for Baldor Electric Company and was an auditor with Rockwell International and Arthur Andersen & Company. During intervening periods, Mr. Pilotte served as an independent advisor to small and mid-sized businesses effecting financial and operational restructurings, raising private capital and serving as interim chief financial officer. Mr. Pilotte received a B.S. degree in finance from the University of Florida, an M.B.A. from the University of Houston, and is a Certified Public Accountant in Texas.

      Björn Rönnhede, age 42, has 15 years’ transit industry experience and extensive bus market knowledge. He has been the Managing Director of our Swedish destination-sign subsidiary, Mobitec AB, since 1998. From 1989 to 1998, Mr. Rönnhede was Mobitec AB’s Sales and Marketing Manager. Mr. Rönnhede graduated from IHM Business School in 1989 with a Sales and Marketing degree. In 2000, Mr. Rönnhede completed a six-week Management course at the Institutet for Foretagsledning.

      Gerald Sheehan, age 47, has more than 16 years’ transit industry experience. He was appointed Vice President and General Manager of TwinVision na, Inc. in August 2002 and promoted to President and General Manager of TwinVision na, Inc. in September 2003. He joined our company in 1998 as TwinVision’s Vice President of Sales and Marketing, working directly with our sales representatives and OEM accounts. Mr. Sheehan has been instrumental in shaping marketing and sales programs for the TwinVision® Electronic Destination Sign System, which has enabled TwinVision to become the technology leader in the transit market. Previously, Mr. Sheehan held key marketing and sales management positions with Voith Transmissions in York, Pennsylvania, and Prima Facie in Conshohocken, Pennsylvania.

      Donald Tunstall, age 40, has 22 years’ technology industry experience, including 18 years’ experience specific to the government/ law-enforcement sector. Mr. Tunstall replaced Craig Scates, who is serving our company in other capacities, as Vice President and General Manager of the Digital Audio Corporation business unit in January 2004. Initially joining Digital Audio Corporation as a part-time Assembler/ Technician in 1986, he became a full-time Staff Engineer in 1989. He was promoted to Chief Engineer in 1997, holding that position until he was appointed to his current position. Mr. Tunstall received his B.S. degree in Electrical Engineering from North Carolina State University in 1988. He is a member of both the Audio Engineering Society and the Armed Forces Communications and Electronics Association.

Nepotism

      There is no relationship by blood, marriage or adoption between any of our directors or executive officers.

Audit Committee

      The Audit Committee is appointed by our board of directors upon the recommendation of the Corporate Governance and Nominating Committee to assist our board of directors in monitoring: (1) the integrity of our financial statements; (2) our compliance with legal, regulatory, and stock exchange or Nasdaq listing requirements and (3) the independence and performance of our independent auditors. We select our independent auditors subject to ratification by our board of directors. We further directly manage the relationship with the audit firm, including setting of all related fees.

      The Audit Committee has three members, all of whom are “independent” directors as defined in the listing standards of Nasdaq and in Item 7(d)(3)(iv) of Schedule 14A of the Securities Exchange Act. At least two Audit Committee members, C. James Meese Jr. and John K. Pirotte, meet the requirements of “audit committee financial expert,” as defined by Item 401(h)(2) of Regulation S-K. Each Audit Committee member is financially literate as required by the pronouncements of the Securities and Exchange Commission and Nasdaq, possesses appropriate accounting or equivalent financial expertise, and maintains up-to-date knowledge related to the duties appropriate for the Audit Committee. Each Audit Committee member is a current shareholder of our company.

      The following members of our board of directors comprise the Audit Committee:

•	John K. Pirotte (Chairman),

•	John D. Higgins, and

•	James Meese Jr.

Human Resource and Compensation Committee Interlocks and Insider Participation in Compensation Decisions

      None.

      The following members of our board of directors comprised the Human Resource and Compensation Committee:

•	Juliann Tenney, J.D. (Chairman),

•	J. Phillips L. Johnston, J.D., and

•	Stephanie L. Pinson

Board of Directors’ Compensation

Monetary Compensation

      Effective in December 2004, we instituted the following compensation program for non-employee directors.

Digital Recorders, Inc.

Board Compensation

Cash Retainer
Payable at the End of Each Month	$2,000
Premium for the Lead Director	$250
Cash Meeting Fees
Base (Board and Committee)	$1,000
Premium: Committee Chair except Audit	$500
Audit Committee Chair	$1,000
Audit Committee Member	$750
Equity
Option Grant	At 100% of market value on date of grant with awards vesting annually in equal amounts over a three-year period in amounts to bring: (1) each of John D. Higgins, J. Phillips L. Johnston, J.D., C. James Meese Jr., and John K. Pirotte to a total of 35,000 shares underlying their respective awards; (2) Juliann Tenney, J.D. to a total of 33,000 shares underlying the award; and (3) Russell C. Cleveland and Stephanie L. Pinson to a total of 20,000 shares each underlying their Option Grant respective awards.

      This policy is restricted to non-employee directors who attended at least 75 percent of all meetings, including meetings of all committees of which they were members, from January 1, 2004 through December 31, 2004.

      Employee directors receive no salary or fringe benefits for their services as directors, although travel or other out-of-pocket expenses incurred by all directors, including employee directors, in attending meetings of our board of directors and committee meetings are reimbursed on an actual but reasonable basis.

Stock Options

      During fiscal year 2003, our board of directors granted options to purchase 76,000 shares of our common stock to seven board members under our 2003 Stock Option Plan (see table below). No stock options were exercised by any non-employee director during the fiscal year that ended December 31, 2003. Each of the awards listed in the table was granted on May 1, 2003 and vests annually in three approximately equal increments over a three-year period ending May 1, 2006.

Digital Recorders, Inc.

Stock Options Awarded to Non-Employee Directors

During Fiscal Year 2003

	Individual Grants

		% of Total
	Number of	Options/SARs
	Securities	Granted to Non-
	Underlying	Employee
	Options/SARs	Directors in	Exercise/Base	Expiration
Name and Position	Granted (#)	Fiscal Year 2003	Price ($/Share)	Date

Russell C. Cleveland, Director	13,000	17.1%	$2.35	May 1, 2013
John D. Higgins, Director	10,000	13.2%	$2.35	May 1, 2013
J. Phillips L. Johnston, J.D., Director	10,000	13.2%	$2.35	May 1, 2013
C. James Meese Jr., Director	10,000	13.2%	$2.35	May 1, 2013
Stephanie L. Pinson, Director	13,000	17.1%	$2.35	May 1, 2013
John K. Pirotte, Director	10,000	13.2%	$2.35	May 1, 2013
Juliann Tenney, J.D., Director	10,000	13.2%	$2.35	May 1, 2013

Executive Compensation

      The following Summary Compensation Table sets forth the compensation during the last three fiscal years of our chief executive officer and the four other most highly compensated executive officers (collectively, the “named executive officers”) based on compensation for services rendered in all capacities to our company during the year ended December 31, 2003.

				Long-Term
				Compensation
				Awards(1)

				Securities
		Annual Compensation		Underlying

Name and Position	Year	Salary	Bonus	Options/SARs

DAVID L. TURNEY	2003	$258,500	—	—
Chairman, Chief Executive Officer	2002	$219,375	$32,500	—
and President, DRI	2001	$215,000	$37,500	—
LAWRENCE A. TAYLOR	2003	$184,000	—	10,000
Secretary, Chief Financial Officer and	2002	$163,000	$20,000	10,000
Vice President, DRI	2001	$151,667	$25,000	25,000
LAWRENCE A HAGEMANN	2003	$178,750	—	10,000
Executive Vice President, DRI, and	2002	$157,083	—	10,000
Chief Operating Officer,	2001	$151,667	—	25,000
North Carolina Operations
GERALD SHEEHAN	2003	$152,500	—	10,000
President and General Manager of the	2002	$135,000	—	10,000
TwinVision na, Inc. Business Unit	2001	$119,840	—	10,000
FLOYD J. DIAZ	2003	$137,500	—	27,000
President and General Manager of the	2002	$123,850	$45,650	10,000
Digital Recorders Business Unit	2001	$110,000	$32,640	3,000

Notes:

1.	All options awarded in fiscal year 2003 were granted under our 2003 Stock Option Plan.

Option Grants in Fiscal Year 2003

      The following table provides information about stock options awarded to the named executive officers under our 2003 Stock Option Plan in fiscal year 2003. The table shows the potential value of each grant assuming that the market value of our common stock appreciates in the ten years from the date of grant to the date of expiration at annual rates of five percent and 10 percent, compounded annually. These assumed rates of appreciation have been specified by the Securities and Exchange Commission for illustrative purposes only and are not intended to predict future prices of our common stock, which will depend upon various factors, including market conditions and our future performance and prospects.

Option Grants in Fiscal Year 2003(1)

	Individual Grants
					Potential Realizable
	Number of				Value at Assumed
	Securities	% of Total			Annual Rates of Stock
	Underlying	Options			Price Appreciation for
	Options	Granted to	Exercise or		Option Term(2)
	Granted in	Employees	Base Price	Expiration
Name and Position	2003	in 2003(3)	($/Share)	Date	5%	10%

DAVID L. TURNEY	—	—	—	—	—	—
Chairman, Chief Executive
Officer and President, DRI
LAWRENCE A. TAYLOR	10,000	11.8%	2.55	05/13/13	$16,037	$40,640
Secretary, Chief Financial
Officer and Vice President,
DRI
LAWRENCE A. HAGEMANN	10,000	11.8%	2.55	05/13/13	$16,037	$40,640
Executive Vice President,
DRI, and Chief Operating
Officer, North Carolina
Operations
GERALD SHEEHAN	10,000	11.8%	2.55	05/13/13	$16,037	$40,640
President and General
Manager of the TwinVision
na, Inc. Business Unit
FLOYD J. DIAZ	27,000	31.8%	2.55	05/13/13	$43,299	$109,729
President and General
Manager of the Digital
Recorders Business Unit

Notes:

1.	No stock options granted during fiscal year 2003 were exercisable by employees at December 31, 2003.

2.	No stock options granted during fiscal year 2003 were in the money on the grant date.

3.	Based on 85,000 total options granted to employees in fiscal year 2003.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table provides summary information regarding the stock options exercised during fiscal year 2003 and the stock options held as of December 31, 2003 by the named executive officers.

Digital Recorders, Inc.

Aggregated Option/SAR Exercises in Fiscal Year 2003 and

Fiscal Year-End Option/SAR Values for the Named Executive Officers

			Number of Securities
			Underlying Unexercised		Value of Unexercised, In-the-
			Options/SARs at Fiscal		Money Options/SARs(1)
	Shares		Year-End(#)		Fiscal Year-End(#)
	Acquired	Value
Name and Position	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable(2)

DAVID L. TURNEY	—	—	100,000	150,000	$63,640	(2)
Chairman, Chief Executive Officer and President, DRI
LAWRENCE A. TAYLOR	—	—	83,333	6,667	$33,633	$1,267
Secretary, Chief Financial Officer and Vice President, DRI
LAWRENCE A. HAGEMANN	—	—	93,333	6,667	$37,621	$1,267
Executive Vice President, DRI, and Chief Operating Officer, North Carolina Operations
GERALD SHEEHAN	—	—	37,333	6,667	$17,333	$1,267
President and General Manager of the TwinVision na, Inc. Business Unit
FLOYD J. DIAZ	—	—	26,000	18,000	$12,760	$3,240
President and General Manager of the Digital Recorders Business Unit

Notes:

1.	Options or free-standing SARs are in-the-money if the fair market value of the underlying securities exceeds the exercise or base price of the option or SAR. The closing market price of our common stock on December 31, 2003 was $2.74.

2.	The unexercisable options held by Mr. Turney as of December 31, 2003 were not in-the-money.

401(k) Plan

      In January 1996, we implemented a defined contribution savings plan for all eligible employees (as defined). The savings plan is intended to qualify under Section 401(k) of the Internal Revenue Code. Under the savings plan, a participant may contribute from one percent to 15 percent of his or her compensation, not to exceed an amount which would cause the plan to violate Section 401(k) and other applicable sections of the Internal Revenue Code. We have not made any matching contributions to the savings plan. All participants’ contributions are invested, in accordance with the participant’s election, in various investment funds managed by the plan trustee. The savings plan permits withdrawals in the event of disability, death, attainment of age 59 1/2, termination of employment or proven financial hardship. We pay all the costs of administering the savings plan.

Employment Contracts and Termination of

Employment and Change-in-Control Arrangements

Chief Executive Officer

      David L. Turney serves as our Chief Executive Officer and President. His employment agreement, which was extended as of December 17, 2001, is for a period of four years ending December 17, 2005 and provides for a minimum annual base salary of $235,000 effective as of January 1, 2002. The agreement provides for discretionary bonus and incentive stock option compensation. In the event of a “Triggering Event,” which includes a change in ownership of our company of at least 50 percent, or a merger, consolidation, reorganization or liquidation of our company, Mr. Turney would be entitled to receive 2.9 times his annual salary, incentive and bonus payments during the most recent 12 month period, if Mr. Turney’s employment was terminated or he was unable to reach a satisfactory new agreement. The agreement may be terminated by us with or without cause, or by Mr. Turney without cause upon 90 days’ prior written notice to our company. If Mr. Turney is terminated without cause, all of his outstanding vested and unvested options will vest immediately. If Mr. Turney terminates the agreement upon notice and without cause, he will receive compensation for earned vacation time not taken and salary for the 90-day notice period. The agreement requires Mr. Turney to keep confidential certain of our technology and trade secrets, and prohibits Mr. Turney from engaging in business competing with us during his employment and for one year after termination, if initiated by him, or six months, if initiated by us.

Other Named Executives

      Effective January 1, 1999, we entered into employment agreements with each of Lawrence A. Hagemann and Lawrence A. Taylor to serve as our Executive Vice President and Chief Financial Officer, respectively, for a period of one year, subject to periodic extensions for like periods, and have been so extended each year. The agreements provide for an annual salary of $122,727 for Mr. Hagemann and $127,000 for Mr. Taylor, initially, and bonuses or stock options, at the discretion of the Human Resource and Compensation Committee. In the event of a “Triggering Event,” which includes a change in ownership of our company of at least 50 percent, or a merger, consolidation, reorganization or liquidation of our company, Mr. Hagemann and Mr. Taylor would be entitled to receive two times their annual salary, incentive and bonus payments during the most recent 12 month period, if their employment is terminated or they are unable to reach a satisfactory new agreement. The agreements may be terminated by us with or without cause, or by Mr. Hagemann or Mr. Taylor, as applicable, without cause upon 90 days’ prior written notice to our company. We will be obligated to pay Mr. Hagemann or Mr. Taylor, as applicable, a severance allowance equal to three hundred sixty-five days’ salary if they are terminated without cause. If Mr. Hagemann or Mr. Taylor terminates his agreement upon notice and without cause, he will receive compensation for earned vacation time not taken and salary for the 90-day notice period. The agreements require Mr. Hagemann and Mr. Taylor to keep confidential certain of our technology and trade secrets, and prohibit Mr. Hagemann and Mr. Taylor from engaging in business competing with us during their employment and for two years after termination. Mr. Taylor assumed the new position of Executive Vice President of Corporate Development, effective October 25, 2004. Other than the change in Mr. Taylor’s position, the terms of his employment agreement remain the same.

      Floyd Diaz, President and General Manager of the Digital Recorders business unit, and Gerald Sheehan, President and General Manager of the TwinVision na, Inc. business unit are each party to an employment agreement with our company, dated August 1, 2003, and amended September 1, 2003, for a period of one year, subject to periodic extensions for like periods. The agreements provide for an annual salary of $137,500 for Mr. Diaz and $152,500 for Mr. Sheehan, initially, and bonuses or stock options, at the discretion of the Human Resource and Compensation Committee. In the event of a “Triggering Event,” which includes a change in ownership of our company of at least 50 percent, or a merger, consolidation, reorganization or liquidation of our company, Mr. Diaz and Mr. Sheehan, as applicable, would be entitled to receive two times their annual salary, incentive and bonus payments during the most recent 12 month period, if their employment is terminated or they are unable to reach a satisfactory new agreement. The agreements may be terminated by us or Mr. Diaz and Mr. Sheehan, as applicable, with or without cause. The agreements require Mr. Diaz and Mr. Sheehan to keep confidential certain of our technology and trade secrets, and prohibit Mr. Diaz and Mr. Sheehan from engaging in business competing with us during their employment and for two years after termination.

New Chief Financial Officer

      We entered into an executive employment agreement effective October 25, 2004, with David N. Pilotte, for Mr. Pilotte to serve as our Vice President and Chief Financial Officer. The agreement is for a period of one year ending October 25, 2005, subject to extension, and provides for a minimum annual base salary of $186,500. The agreement also provides for discretionary additional compensation and/or bonuses or stock options. Mr. Pilotte has received a grant of stock options to purchase 30,000 shares of our common stock, subject to certain vesting provisions. In the event of a “triggering event,” which includes a change in ownership of our company of at least 50 percent, or a merger, consolidation, reorganization or liquidation of our company, Mr. Pilotte would be entitled to receive a lump sum payment in an amount equal to one times his annual salary, incentive and bonus payments during the most recent 12 month period, if Mr. Pilotte’s employment is terminated or his duties or authority are substantially diminished following such triggering event. The agreement may be terminated by us with or without cause, or by Mr. Pilotte without cause upon 90 days’ prior written notice to our company. We will be obligated to pay Mr. Pilotte a severance allowance equal to nine months’ salary if he is terminated without cause within the initial two years of employment, or, if he is terminated without cause following the initial two years of his employment, a severance allowance equal to six months’ salary. If Mr. Pilotte terminates the agreement upon notice and without cause, he will receive compensation for earned vacation time not taken and salary for the 90-day notice period. The agreement requires Mr. Pilotte to keep confidential certain of our technology and trade secrets, and prohibits Mr. Pilotte from engaging in business competing with us during his employment and for one year after termination.

      Our 2003 Stock Option Plan provides that, in the event we enter into an agreement providing for the merger of our company into another corporation or the sale of substantially all of our assets, any outstanding unexercised option shall become exercisable at any time prior to the effective date of such agreement. Upon the consummation of the merger or sale of assets, such options shall terminate unless they are assumed or other options are substituted by the successor corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

      As of November 1, 2004, there are no beneficial owners of our voting securities known by us to own beneficially more than five percent of our voting securities, other than Riverview Group, LLC, as described under the heading “Selling Shareholders” below.

Security Ownership of Named Executive Officers and Directors

      The following table sets forth certain information regarding beneficial ownership of our common stock as of November 1, 2004 by: (1) each director; (2) each named executive officer; and (3) all executive officers and directors as a group. Unless otherwise noted, each person has sole voting and sole investment or dispositive power with respect to the shares shown. None of the individuals listed in the following table owns any shares of any series of our preferred stock.

Security Ownership of Named Executive Officers and Directors(1)

As of November 1, 2004

	Common Stock

	Beneficially	% of
	Owned(1)	Class(2)

Named Executive Officers
David L. Turney(3)	315,950	3.3%
Lawrence A. Taylor(4)	127,633	1.3%
Lawrence A. Hagemann(5)	110,333	1.2%
Gerald Sheehan(6)	37,833	*
Floyd J. Diaz(7)	26,000	*
Non-Executive Directors
Russell C. Cleveland(8)	16,333	*
Nuria I. Fernandez(9)	8,333	*
John D. Higgins(10)	151,333	1.4%
J. Phillips L. Johnston(11)	103,615	1.0%
C. James Meese Jr.(12)	27,333	*
Stephanie L. Pinson(13)	20,333	*
John K. Pirotte(14)	36,028	*
Juliann Tenney(15)	44,315	*
Executive Officers and Non-Executive Directors as a Group (16 persons)(16)	1,057,039	%

Notes:

*	Less than one percent

1.	Beneficial ownership includes both outstanding common stock and shares issuable upon the conversion of convertible securities or the exercise of options or warrants that are currently convertible or exercisable or will become convertible or exercisable within 60 days after the date hereof. Unless otherwise noted, sole voting and dispositive power is possessed with respect to all common stock shown. All percentages are calculated based on the number of outstanding shares at November 1, 2004 plus shares which a person or group has the right to acquire within 60 days thereafter.

2.	Based on 9,549,170 shares of common stock outstanding as of November 1, 2004.

3.	Consists of 65,950 shares of common stock owned outright as joint tenant with right of survivorship with Mr. Turney’s wife and 250,000 shares of common stock issuable upon the exercise of options presently exercisable or exercisable within 60 days after the date hereof. The address for Mr. Turney is: 5949 Sherry Lane, Suite 1050; Dallas, TX 75225.

4.	Consists of 44,300 shares of common stock owned outright as joint tenant with right of survivorship with Mr. Taylor’s wife, and 83,333 shares of common stock issuable upon the exercise of options presently exercisable or exercisable within 60 days after the date hereof.

5.	Consists of 17,000 shares of common stock owned outright and 93,333 shares of common stock issuable upon the exercise of options presently exercisable or exercisable within 60 days after the date hereof.

6.	Consists of 500 shares of common stock owned outright and 37,333 shares of common stock issuable upon the exercise of options presently exercisable or exercisable within 60 days after the date hereof.

7.	Consists of 26,000 shares of common stock issuable upon the exercise of options presently exercisable or exercisable within 60 days after the date hereof.

8.	Consists of 16,333 shares of common stock issuable upon the exercise of options presently exercisable or exercisable within 60 days after the date hereof.

9.	Consists of 8,333 shares of common stock issuable upon the exercise of options presently exercisable or exercisable within 60 days after the date hereof.

10.	Consists of 26,333 shares of common stock issuable upon the exercise of options presently exercisable or exercisable within 60 days after the date hereof and 125,000 shares of common stock issuable upon conversion of debentures.

11.	Consists of 27,282 shares of common stock owned outright, 26,333 shares of common stock issuable upon the exercise of options presently exercisable or exercisable within 60 days after the date hereof and 50,000 shares of common stock issuable upon the exercise of presently exercisable warrants.

12.	Consists of 1,000 shares of common stock owned outright and 26,333 shares of common stock issuable upon the exercise of options presently exercisable or exercisable within 60 days after the date hereof.

13.	Consists of 4,000 shares of common stock owned by Ms. Pinson’s spouse and 16,333 shares of common stock issuable upon the exercise of options held by Ms. Pinson which are presently exercisable or exercisable within 60 days after the date hereof.

14.	Consists of 9,695 shares of common stock owned outright and 26,333 shares of common stock issuable upon the exercise of options presently exercisable or exercisable within 60 days after the date hereof.

15.	Consists of 17,982 shares of common stock owned outright and 26,333 shares of common stock issuable upon the exercise of options presently exercisable or exercisable within 60 days after the date hereof.

16.	Of the 1,057,039 shares of our common stock beneficially owned by our executive officers and non-executive directors as a group,859,330 shares are issuable upon the conversion of convertible securities or the exercise of options or warrants that are currently convertible or exercisable or will become convertible or exercisable within 60 days after the date hereof.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

      On September 3, 2004, upon the determination and approval of the Audit Committee of our Board of Directors, we terminated our relationship with McGladrey as our independent auditor. The dismissal of McGladrey as independent auditors is consistent with the Board of Directors’ and Audit Committee’s belief that occasional rotation of our independent auditors may benefit our company as it changes and grows.

      McGladrey’s audit reports on our consolidated financial statements for each of the fiscal years ended December 31, 2002 and 2003 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

      During the two fiscal years ended December 31, 2002 and 2003 and the subsequent interim period preceding September 3, 2004, the effective date of the dismissal of McGladrey as independent auditors, there were no disagreements with McGladrey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to McGladrey’s satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with the audit reports on our consolidated financial statements for such years, except as noted in the following paragraph:

In its Statement on Auditing Standards No. 61 Report to the Audit Committee dated April 13, 2004, relating to McGladrey’s audit of our consolidated financial statements and our subsidiaries for the year ended December 31, 2003, McGladrey reported that it encountered “disagreements with management over the application of significant accounting principles, the basis for management’s judgments on these significant matters, and/or the scope of the audit or significant disclosures to be included in the financial statements.” These disagreements related to the valuation of beneficial conversion attributes of a series of our preferred stock, the characterization of a modification of the terms of such series and the deferred tax asset valuation allowance. Our Audit Committee and Board of Directors discussed the subject matter of these disagreements with McGladrey. These matters were resolved in a manner deemed acceptable to McGladrey, as subsequently reflected in our Form 10-K for the fiscal year ended December 31, 2003 and our quarterly filings on Form 10-Q for the first and second quarters of 2004.

      Effective September 10, 2004, the Audit Committee engaged PricewaterhouseCoopers LLP as our independent public accounting and auditing firm. We have authorized McGladrey to respond fully to the inquiries of the successor accountant concerning the subject matter of each of the disagreements described above.

      During the two fiscal years ended December 31, 2002 and 2003 and the subsequent interim period preceding September 3, 2004, the effective date of the dismissal of McGladrey as independent auditors, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)) except for McGladrey’s statement in its April 13, 2004 Report to the Audit Committee that there was a material weakness in internal controls over financial reporting and certain reportable conditions — including the lack of organized documentation for capitalized software, a lack of formal procedures to reconcile inter-company accounts and transactions, a lack of segregation of duties in certain foreign subsidiaries and that there were not sufficient internal control policies and procedures over financial reporting for non-routine and complex transactions to ensure the reliability and accuracy of our financial statements and schedules.

      We have taken steps to remediate the conditions identified by our former auditors as evidence of a material weakness in our internal controls over financial reporting. See “Controls and Procedures” elsewhere in this prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are subject to certain risks arising from transactions in the normal course of our business, and from debt instruments. Such risk is principally associated with interest rate and foreign currency exchange fluctuations, as explained below.

Interest Rate Risk

      We utilize both long-term fixed rate and short-term variable rate borrowings to finance the working capital and capital requirements of our business.

      We utilize variable rate debt through a revolving credit facility to support working capital needs. Borrowings bear interest at the bank’s prime rate plus 1.0 percent. If the bank’s prime rate on December 31, 2003 increased by 100 basis points on that date and then remained constant at the higher rate throughout 2004, our interest costs on our outstanding variable rate borrowings at December 31, 2003 of $4,222,336 would increase by approximately $42,223 for the year ending December 31, 2004. Similarly, if the bank’s prime rate on December 31, 2003 decreased by 100 basis points on that date and then remained constant at the lower rate throughout 2004, our interest costs on our outstanding variable rate borrowings at December 31, 2003 of $4,222,336 would decrease by approximately $42,223 for the year ending December 31, 2004. We currently do not use derivative instruments to manage our interest rate risk.

      At December 31, 2003, we had outstanding long-term fixed rate borrowings (including current portions) of $7,896,162. At September 30, 2004, we had outstanding long-term fixed rate borrowings (including current portions) of $3,212,914. We believe the carrying amount of our fixed rate borrowings approximates the estimated fair value for debt with similar terms, interest rates and remaining maturities currently available to companies with similar credit ratings at September 30, 2004. We do not expect changes in the fair value of our long-term fixed rate borrowings to have a significant effect upon our operations, cash flow or financial position.

      The table below provides information about our financial instruments at September 30, 2004 that are sensitive to changes in interest rates, consisting solely of debt obligations. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in U.S. dollar equivalents, which is our reporting currency. The instruments’ actual cash flows are denominated in either U.S. dollars ($US) or Swedish Krona (SEK), as indicated in parentheses.

	Expected Maturity Date

Liabilities	2004	2005	2006	2007	2008	Thereafter	Total

Long-term debt:
Fixed rate ($US)	$125,000	$1,652,487	$27,012	$23,943	$21,223	$165,570	$2,015,235
Average interest rate	10.00%	9.99%	8.00%	8.00%	8.00%	8.00%
Fixed rate (SEK)	$299,420	$598,840	$299,419	—	—	—	1,197,679

Average interest rate	5.35%	5.35%	5.35%	—%	—%	—%
							$3,212,914

Foreign Currency Exchange Rate Risk

      Our international subsidiaries operate in Europe (particularly the Nordic countries), South America, the Middle East and Australia and use local currencies as the functional currency and the U.S. dollar as the reporting currency. Transactions between our company and the international subsidiaries are generally denominated in U.S. dollars. Approximately one-third of our revenues are denominated in international currencies. As a result, we have certain exposures to foreign currency risk. However, management believes that such exposure does not present a significant risk due to the relative stability of the European and Nordic countries and Australia. Risk in the Middle East and South America is mitigated due to those revenues representing only approximately 5 percent of our consolidated revenues.

      Our international operations represent a substantial portion of our overall operating results and asset base. Our identifiable foreign currency exchange rate exposures result primarily from accounts receivable from customer sales, anticipated purchases of product from third-party suppliers and the repayment of inter-company loans with foreign subsidiaries denominated in foreign currencies. We primarily manage our foreign currency risk by making use of naturally offsetting positions. These natural hedges are accomplished, for example, by include using local manufacturing facilities that conduct business in local currency and the use of borrowings denominated in local currencies.

      Transaction gains and losses on U.S. dollar denominated transactions are recorded within other income and expense in the consolidated statements of operations. A net loss was recorded in the amount of $92,832 for the nine months ended September 30, 2004; and net gains were recorded in the amounts of $336,224 and $309,456 in 2003 and 2002, respectively. The loss was primarily due to a slight increase in the value of the U.S. dollar against the Swedish krona (SEK) from a December 31, 2003 rate of 7.2449 (SEK per U.S. dollar) to a September 30, 2004 rate of 7.3507 (SEK per U.S. dollar). The gains primarily were due to the increase in value in the Swedish krona (SEK) from a December 31, 2002 rate of 8.746 (SEK per U.S. dollar) to a December 31, 2003 rate of 7.2449 (SEK per U.S. dollar); and from a December 31, 2001 rate of 10.571 (SEK per U.S. dollar) to a December 31, 2002 rate of 8.746 (SEK per U.S. dollar). In 2001, our foreign currency exposure was minimal due to a lower foreign asset base, fewer transactions and little change in foreign exchange rates between period end balance sheet dates. We currently do not use derivative instruments to manage our foreign currency risk.

      The table below provides information about our financial instruments and firmly committed sales transactions at December 31, 2003 by functional currency and presents such information in U.S. dollar equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, consisting solely of (SEK) denominated debt obligations. The table presents principal cash flows and related weighted average interest rates by expected maturity dates.

	Expected Maturity Date

On-Balance Sheet Financial Instruments	2004	2005	2006	2007	2008	Thereafter

Long-term debt:
Fixed rate (SEK)	$759,550	$607,640	$300,737	$—	$—	$—
Average interest rate	5.35%	5.35%	5.35%	—%	—%	—%

      Our foreign currency exchange rate risk exposure at September 30, 2004 is consistent with, and not greater than, the types of market risk and amounts of exposure presented above.

SELLING SHAREHOLDERS

      The shares of common stock being offered by the Selling Shareholders are those previously issued to the Selling Shareholders and those issuable to the Selling Shareholders upon exercise of the warrants. For additional information regarding the issuance of common stock and the warrants, see “Private Placement of Common Shares and Warrants” above. We are registering the shares of common stock in order to permit the Selling Shareholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the warrants, and as described below, the Selling Shareholders have not had any material relationship with us within the past three years.

      The table below lists the Selling Shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the Selling Shareholders. The second column lists the number of shares of common stock beneficially owned by each Selling Shareholder, based on its ownership of the shares of common stock and the warrants, as of November 1, 2004, assuming exercise of the warrants held by the Selling Shareholders on that date, without regard to any limitations on exercise.

      The third column lists the shares of common stock being offered by this prospectus by the Selling Shareholders.

      In accordance with the terms of a registration rights agreement with the holders of the shares of common stock and the warrants, this prospectus generally covers the resale of at least 100 percent of that number of shares of common stock equal to the number of shares of common stock issued and the shares of common stock issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the Securities and Exchange Commission. The number of shares of common stock covered by this prospectus is subject to change in the event that the outstanding shares of our common stock are subdivided or increased or decreased by stock split or stock dividend. The fourth column assumes the sale of all of the shares offered by the Selling Shareholders pursuant to this prospectus.

      Under the terms of the warrants, a Selling Shareholder may not exercise the warrants, to the extent such exercise would cause such Selling Shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99 percent of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. In addition, the warrants provide that a Selling Shareholder may not exercise the warrants if the issuance of shares of common stock upon exercise would exceed the number of shares that we can issue without exceeding certain limitations contained in the rules of The Nasdaq Stock Market. That maximum number of shares currently issuable under the warrants, or that are likely to become issuable under the warrants, do not exceed such limitation. The Selling Shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

		Maximum Number of
	Number of Shares	Shares to be Sold	Number of Shares
	Owned Prior to	Pursuant to this	Owned After	Percentage Owned
Name of Selling Shareholder	Offering	Prospectus	Offering	After Offering

Riverview Group, LLC(1)	1,449,275	1,449,275	0	*
Roth Capital Partners(2)	183,273	120,773	62,500	*

*	Less than one percent.

Notes

1.	The shares beneficially owned and being offered by Riverview Group, LLC consist of 241,546 shares issuable upon the exercise of a warrant with an exercise price of $6.00 per share, which are exercisable during a period beginning on the six-month anniversary of the date of issuance and ending on October 5, 2009, and 1,207,729 shares of our common stock held outright. Riverview’s Schedule 13G filed on October 12, 2004 reflects beneficial ownership of 899,787 shares of our common stock. Riverview advised us that this number is the number of shares held of record by it, as stated above, less 307,942, which is the number of shares in which Riverview held a short position in our common stock as of that date. The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership (“Holding”). Millennium Management, LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of Holding and consequently has voting control and investment discretion over securities owned by Holding and by Riverview. Israel A. Englander is the sole managing member of Millennium Management. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

2.	The shares beneficially owned by Roth Capital Partners, LLC consist of (a) 120,773 shares issuable upon the exercise of a warrant with an exercise price of $5.28 per share, which is exercisable for a period beginning on April 6, 2005 and ending on October 5, 2009, which shares are being offered by this prospectus, and (b) 62,500 shares of common stock issuable upon the exercise of a warrant with an exercise price of $10.25 per share, which is exercisable for a period beginning October 26, 2004 and ending April 26, 2009.

      On October 5, 2004, we engaged Roth Capital Partners, LLC, which is one of the Selling Shareholders listed above, to serve as our exclusive placement agent in connection with a private placement of our common stock. We issued the 120,773-share warrant described in footnote 2 to the table above to Roth Capital Partners, LLC and also paid that firm a cash fee in the amount of $400,000 as compensation for its services as placement agent in connection with a private placement completed pursuant to that agreement. That private placement related to the 1,207,729 outstanding shares of common stock covered by this prospectus. We also issued the 241,546-share warrant described in footnote 1 to the table above in connection with that private placement.

      On April 20, 2004, we engaged Roth to serve as our exclusive placement agent in connection with a private placement of our common stock. On April 26, 2004, we completed a $5.0 million private placement of our common stock to certain qualified investors. In connection with the private placement, we granted Roth a warrant to purchase 62,500 shares of common stock at an exercise price of $10.25 per share, which is exercisable for a five-year period beginning October 26, 2004, and also paid that firm a cash fee in the amount of $425,000 as compensation for its services as placement agent in connection with the private placement.

      We have agreed with the Selling Shareholders to file with the Commission, under the Securities Act of 1933, a registration statement of which this prospectus forms a part, with respect to the resale of the shares beneficially owned by them, and have agreed to prepare and file such amendments, including post-effective amendments, to the registration statement as may be necessary to keep the registration statement continuously effective until the earlier of: (1) two years after its effective date; (2) such time as all of the shares beneficially owned by such Selling Shareholders and covered by this registration statement have been sold pursuant to this registration statement or otherwise publicly sold by the Selling Shareholders; or (3) such time as all of the shares covered by this registration statement and beneficially owned by the Selling Shareholders may be sold by them pursuant to Rule 144(k) as determined by the counsel to our company pursuant to a written opinion letter to such effect, addressed and acceptable to our transfer agent and the Selling Shareholders.

      Except as set forth in the preceding paragraphs, the Selling Shareholders and the officers and directors of the Selling Shareholders have not held any positions or offices or had any other material relationship with us or any of our affiliates within the past three years.

      All of the securities being offered by this prospectus were or will be issued and sold to the Selling Shareholders pursuant to exemptions from the registration requirements of the Securities Act of 1933 as provided by Rule 506 of Regulation D or Section 4(2) of the Securities Act, or otherwise.

PLAN OF DISTRIBUTION

      We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

      The Selling Shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

      The Selling Shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

      If the Selling Shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The Selling Shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The Selling Shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

      The Selling Shareholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      The Selling Shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

      Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

      We have advised each Selling Shareholder that under current interpretations it may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date on which this registration statement shall have been declared effective by the Securities and Exchange Commission. If a Selling Shareholder uses this prospectus for any sale of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended.

      There can be no assurance that any Selling Shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

      The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

      We will not receive any proceeds from the sale of our common stock pursuant to this prospectus. We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be approximately $100,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the Selling Shareholders will be entitled to contribution. We may be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

      Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

      One of the Selling Shareholders, Roth Capital Partners, LLC, is a broker-dealer registered with the National Association of Securities Dealers, Inc. The shares being offered by it pursuant to this prospectus are being offered for sale for its own account, and such firm is not serving as an underwriter, broker or dealer, and is not receiving any compensation, in connection with the offer or sale of any of the securities being offered pursuant to this prospectus. We issued the 120,773-share warrant described in footnote 2 to the Selling Shareholder table above to Roth Capital Partners, LLC and also paid that firm a cash fee in the amount of $400,000 as compensation for its services as placement agent in connection with a private placement of our common stock, including shares of common stock that are now being offered for resale by this prospectus.

DESCRIPTION OF SECURITIES

      The following discussion is not meant to be complete and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended, and our bylaws, which are exhibits to the registration statement of which this prospectus is a part. You should read this summary together with our Amended and Restated Articles of Incorporation, as amended, our bylaws, and the applicable provisions of North Carolina statutory law.

      Our authorized capital stock currently consists of 30,000,000 shares of capital stock. The authorized capital stock is divided into common stock and preferred stock. The common stock consists of 25,000,000 shares, par value $.10 per share. The preferred stock consists of 5,000,000 shares, par value $.10 per share, 20,000 shares of which are designated as Series AAA Redeemable Nonvoting Preferred Stock, 500 shares of which are designated as Series E Redeemable Nonvoting Preferred Stock, 400 shares of which are designated as Series F Convertible Preferred Stock, and 4,969,000 shares of which remain undesignated. As of November 1, 2004, we had outstanding 9,549,170 shares of common stock, 246 shares of Series AAA stock and 239 shares of Series E stock. There are no shares of Series F stock outstanding.

Description of Common Stock

      Voting. The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. No Cumulative Voting Rights. The holders of our common stock are not entitled to cumulative voting in the election of directors.

      Dividends. Subject to the rights of our outstanding preferred stock and subject to restrictions imposed by certain other agreements, dividends on our common stock may be declared and paid when and as determined by our board of directors.

      Liquidation, Dissolution or Winding Up. If we liquidate, dissolve or wind up operations, the holders of our common stock are entitled to share equally on a per share basis in any assets remaining after all prior claims are satisfied, all our outstanding debt is repaid and the liquidation preferences on our outstanding preferred stock are paid in full.

      Other Rights. Holders of our common stock do not have any preemptive or similar rights to subscribe for shares of our capital stock, or for any rights, warrants, options, bonds, notes, debenture or other securities convertible into or carrying options or warrants to subscribe, purchase or otherwise acquire shares of our capital stock. Our Amended and Restated Articles of Incorporation, as amended, do not contain any provisions providing for the redemption of our common stock or the conversion of our common stock into other securities.

      Effect of Preferred Stock, Debenture, and Credit Facilities on our Common Stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of our outstanding preferred stock or any series of preferred stock that we may issue in the future, the debenture that we have issued or that we may issue in the future, and our credit facilities. Certain provisions of the instruments that may adversely affect the rights of holders of our common stock are described in the following paragraphs.

Preferred Stock

      Our board of directors has the authority, without further shareholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights, and the qualifications, limitations or restrictions, of the shares of each series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock. In certain circumstances, such issuances could have the effect of decreasing the market price of the common stock.

      Our outstanding shares of Series AAA stock and Series E stock all have rights in preference to holders of our common stock in connection with any liquidation of our company. The aggregate liquidation preference is $1,230,000 for the Series AAA stock and $1,195,000 for the Series E stock, in each case plus accrued but unpaid dividends. Holders of the Series AAA stock and Series E stock are entitled to receive cumulative quarterly dividends at the rate of 10 percent per annum and 7 percent per annum, respectively, in cash, on the liquidation value of those shares in preference to the holders of our common stock. The preferential rights of the holders of our preferred stock could substantially limit the amount, if any, that the holders of our common stock would receive upon any liquidation of our company.

      All previously outstanding shares of Series F stock were converted into shares of our common stock on April 30, 2004. We do not contemplate issuing any additional shares of Series F stock.

      Under North Carolina law, the approval of the holders of shares of each series of our outstanding preferred stock, voting as a separate class, may be required for certain matters, such as mergers and amendments to the articles of incorporation. These voting rights of our preferred shareholders dilute the voting power of holders of our common stock and could prevent the approval of certain matters that holders of our common stock might approve.

Debenture

      We currently have outstanding an 8.0% convertible subordinated debenture with an aggregate principal amount of $250,000. We would have to repay the entire principal amount, plus accrued interest, before holders of our common stock would be entitled to receive any amounts in connection with any liquidation of our company. The agreement with a director and shareholder pursuant to which we issued our outstanding 8.0 percent convertible subordinated debenture prohibits the payment of dividends to holders of our common stock. The holder of the debenture has the right to require us to redeem the debenture upon the occurrence of certain events, including certain changes in control of our company or our failure to continue to have our stock listed on The Nasdaq Stock Market or another stock exchange. The preferential rights of the holder of the debenture could limit the amount, if any, that the holders of our common stock would receive upon any liquidation of our company.

Credit Facilities

      During the fourth quarter of 2003, we entered into a $10.0 million revolving credit facility with LaSalle Business Credit, LLC. The credit facility has an initial term of three years and is secured by substantially all of our domestic assets. The credit agreement also has affirmative, negative and financial covenants with which we must comply. The credit facility prohibits the payment of dividends on our common stock. We would have to repay all our outstanding debt, including principal and interest outstanding under our revolving credit facilities, before holders of our common stock would be entitled to receive any amounts in connection with any liquidation of our company.

Anti-Takeover Provisions

      Our board of directors could use the issuance of preferred stock, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Our articles of incorporation also provide that our board of directors is divided into three classes, which may have the effect of delaying or preventing changes in control or changes in our management because less than a majority of the existing directors are up for election at each annual meeting. In addition, our bylaws require that certain shareholder proposals, including proposals for the nomination of directors, be submitted specified periods of time in advance of our annual shareholders’ meetings. These provisions could make it more difficult for shareholders to effect corporation actions such as a merger, asset sale or other change of control of our company.

      We are also subject to two North Carolina statutes that may have anti-takeover effects. The North Carolina Shareholder Protection Act generally requires, unless certain “fair price” and procedural requirements are satisfied, the affirmative vote of 95 percent of our voting shares to approve certain business combination transactions with an entity that is the beneficial owner, directly or indirectly, of more than 20 percent of our voting shares, or with one of our affiliates if that affiliate has previously been a beneficial owner of more than 20 percent of our voting shares. The North Carolina Control Share Acquisition Act, which applies to public companies that have substantial operations and significant shareholders in the state of North Carolina, eliminates the voting rights of shares acquired in transactions (referred to as “control share acquisitions”) that cause the acquiring person to own a number of our voting securities that exceeds certain threshold amounts, specifically, one-fifth, one-third and one-half of our total outstanding voting securities. There are certain exceptions. For example, this statute does not apply to shares that an acquiring person acquires directly from us. The holders of a majority of our outstanding voting stock (other than those shares held by such acquiring person, our officers, and our directors who are also employed by us) may elect to restore voting rights that would be eliminated by this statute. If voting rights are restored to a shareholder that has made a control share acquisition and holds a majority of all voting power in the election of our directors, then our other shareholders may require us to redeem their shares at fair value. These statutes could discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. They also might limit the price that certain investors might be willing to pay in the future for our shares of common stock, and they may have the effect of delaying or preventing a change of control.

LEGAL MATTERS

      The legality of the shares of common stock offered by this prospectus has been passed upon for us by Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. of Gastonia, North Carolina.

      David M. Furr is a partner in the law firm Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. Mr. Furr beneficially owns 60,148 shares of our common stock, including shares held of record, shares issuable upon conversion or exercise of preferred stock and warrants and shares beneficially owned by family members. Mr. Furr disclaims ownership of 21,666 of such shares, which are beneficially owned by his wife.

EXPERTS

      The financial statements set forth in this registration statement and prospectus as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003, have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, which is set forth herein, and have been included herein in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission with respect to this offering. This prospectus, which is part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits and schedules attached to the registration statement for copies of the actual contract, agreement or other document.

      You may read and copy the registration statement, the related exhibits and schedules without charge at the Security and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission also maintains an Internet site, http://ww.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. The other information we file with the Securities and Exchange Commission is not part of the registration statement of which this prospectus forms a part.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

DIGITAL RECORDERS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Digital Recorders, Inc.
Durham, North Carolina

      We have audited the consolidated balance sheets of Digital Recorders, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Digital Recorders, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

      As described in Note 3 to the financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.”

      Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated supplemental schedule II is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not a part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ MCGLADREY & PULLEN, LLP

Raleigh, North Carolina

March 31, 2004, except for Note 7,
     as to which the date is April 14, 2004 and Note 21,
     as to which the date is April 1, 2004

DIGITAL RECORDERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002

ASSETS
Current Assets
Cash and cash equivalents (Note 7)	$970,222	$504,758
Trade accounts receivable, less allowance for doubtful accounts of $115,142 and $146,066 at December 31, 2003 and 2002, respectively (Notes 7 and 13)	6,974,914	10,137,955
Other receivables	379,369	251,454
Inventories (Notes 5 and 7)	9,797,610	8,830,522
Prepaids and other current assets	555,068	452,882

Total current assets	18,677,183	20,177,571

Property and equipment, less accumulated depreciation of $2,351,651 and $1,459,953 at December 31, 2003 and 2002, respectively (Notes 4, 6 and 7)	2,434,589	1,572,259
Goodwill, less accumulated amortization of $1,144,248 and $1,066,643 at December 31, 2003 and 2002, respectively (Note 3)	10,666,113	8,960,396
Intangible assets, less accumulated amortization of $598,484 and $362,922 at December 31, 2003 and 2002, respectively (Note 3)	1,527,292	1,392,533
Deferred tax assets (Note 11)	840,585	865,663
Other assets	406,134	414,764

TOTAL ASSETS	$34,551,896	$33,383,186

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Lines of credit (Note 7)	$5,983,051	$7,503,791
Current maturities of long-term debt (Note 7)	1,249,110	763,360
Accounts payable	6,456,870	6,339,537
Accounts payable, related party (Note 14)	—	859,425
Accrued expenses (Note 18)	2,334,050	2,162,309
Deferred tax liabilities (Note 11)	193,918	138,695
Preferred stock dividends payable	117,983	88,500

Total current liabilities	16,334,982	17,855,617

Long-term debt and other obligations, less current maturities (Note 7)	6,647,052	7,737,940

Series AAA Redeemable, Convertible, Nonvoting Preferred Stock, $.10 par value, Liquidation Preference of $5,000 per share; 20,000 shares authorized; 354 shares issued and outstanding at December 31, 2002 (Note 8)	—	1,770,000

Minority interest in consolidated subsidiary	338,199	267,566

Commitments and contingencies (Notes 6, 7 and 17)
Shareholders’ Equity
Series E Redeemable, Nonvoting, Convertible Preferred Stock, $.10 par value, Liquidation Preference of $5,000 per share; 500 shares authorized; 363 and zero shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively (Note 8)	1,440,295	—
Series F Convertible Preferred Stock, $.10 par value, Liquidation Preference of $5,000 per share; 300 shares authorized; 300 and zero shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively (Note 8)	1,500,000	—
Series AAA Redeemable, Nonvoting Preferred Stock, $.10 par value, Liquidation Preference of $5,000 per share; 20,000 shares authorized; 354 shares issued and outstanding at December 31, 2003; redeemable at the discretion of the Company (Note 8)	1,770,000	—
Common stock, $.10 par value, 25,000,000 and 10,000,000 shares authorized; 3,944,475 and 3,804,475 shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively	394,447	380,447
Additional paid-in capital	13,259,542	12,349,726
Accumulated other comprehensive income — foreign currency translation	2,271,823	421,175
Accumulated deficit	(9,404,444)	(7,399,285)

Total shareholders’ equity	11,231,663	5,752,063

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$34,551,896	$33,383,186

Note: See accompanying notes to consolidated financial statements.

DIGITAL RECORDERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Net sales (Note 13)	$44,026,242	$45,137,986	$37,215,352
Cost of sales (Note 14)	27,150,393	28,929,002	23,389,566

Gross profit	16,875,849	16,208,984	13,825,786

Operating expenses:
Selling, general and administrative	15,238,812	12,992,338	10,758,433
Research and development	2,057,312	2,492,428	2,648,510

Total operating expenses	17,296,124	15,484,766	13,406,943

Operating income (loss)	(420,275)	724,218	418,843

Other income (expense)	90,704	28,840	3,546
Foreign currency translation gain	322,493	309,456	—
Interest expense, net (Note 7)	(1,093,293)	(1,150,962)	(814,207)

Total other income and interest expense	(680,096)	(812,666)	(810,661)

Loss before income tax benefit (expense)	(1,100,371)	(88,448)	(391,818)
Income tax benefit (expense) (Note 11)	(109,610)	(42,148)	533,135

Income (loss) before minority interest in income of consolidated subsidiary	(1,209,981)	(130,596)	141,317
Minority interest in income of consolidated subsidiary	(92,552)	(58,907)	(26,052)

Net income (loss)	(1,302,533)	(189,503)	115,265
Returns to preferred shareholders:
Beneficial conversion charge (Note 8)	(702,626)	—	—
Stock dividend requirements (Note 8)	(227,349)	(177,000)	(177,000)

Net loss applicable to common shareholders	$(2,232,508)	$(366,503)	$(61,735)

Earnings per share:
Net loss per share:
Basic	$(0.58)	$(0.10)	$(0.02)

Diluted	$(0.58)	$(0.10)	$(0.02)

Weighted average number of common shares and common equivalent shares outstanding:
Basic	3,873,133	3,746,119	3,495,954

Diluted	3,873,133	3,746,119	3,495,954

See accompanying notes to consolidated financial statements.

DIGITAL RECORDERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2003, 2002, and 2001

	Common Stock		Preferred Stock
							Accumulated
	Number		Number				Other
	of		of		Additional		Comprehensive	Comprehensive	Total
	Shares	Par	Shares	Carrying	Paid-In	Accumulated	Income	Income	Shareholders’
	Issued	Value	Issued	Value	Capital	Deficit	(Loss)	(Loss)	Equity

Balance as of January 1, 2001	3,274,475	$327,447			$11,158,826	$(7,325,047)	$(328,722)		$3,832,504
Comprehensive income (loss):
Net income						115,265		$115,265	115,265
Translation adjustment							(87,056)	(87,056)	(87,056)

Total comprehensive income								$28,209

Issuance of common stock	430,000	43,000			872,900				915,900
Issuance of warrants					382,000				382,000
Preferred stock dividends					(177,000)				(177,000)

Balance as of December 31, 2001	3,704,475	370,447			12,236,726	(7,209,782)	(415,778)		4,981,613
Comprehensive income (loss):
Net income (loss)						(189,503)		$(189,503)	(189,503)
Translation adjustment							836,953	836,953	836,953

Total comprehensive income								$647,450

Issuance of common stock	100,000	10,000			290,000				300,000
Preferred stock dividends					(177,000)				(177,000)

Balance as of December 31, 2002	3,804,475	380,447		$—	12,349,726	(7,399,285)	421,175		5,752,063
Comprehensive income (loss):
Net income (loss)						(1,302,533)		$(1,302,533)	(1,302,533)
Translation adjustment							1,850,648	1,850,648	1,850,648

Total comprehensive income								$548,115

Issuance of common stock	140,000	14,000			336,000				350,000
Reclassification of Series AAA to Equity			354	1,770,000					1,770,000
Issuance of Series E Preferred			363	1,440,295					1,440,295
Issuance of Series F Preferred (Note 8):
Cash proceeds			300	1,500,000					1,500,000
Effect of beneficial conversion					702,626	(702,626)			—
Issuance of warrants					98,539				98,539
Preferred stock dividends					(227,349)				(227,349)

Balance as of December 31, 2003	3,944,475	$394,447	1,017	$4,710,295	$13,259,542	$(9,404,444)	$2,271,823		$11,231,663

See accompanying notes to consolidated financial statements.

DIGITAL RECORDERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Cash flows from operating activities:
Net income (loss)	$(1,302,533)	$(189,503)	$115,265
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income taxes	55,556	(141,061)	(622,276)
Depreciation of property and equipment	713,361	359,795	269,921
Amortization of intangible assets	162,202	126,342	95,679
Amortization of goodwill	—	—	334,714
Bad debt expense	(30,924)	30,924	54,736
Reserve for inventory obsolescence	116,248	105,497	281,305
Other non-cash expenses	(366,564)	(309,456)	53,000
Minority interest	92,552	58,907	26,052
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	3,672,023	(2,027,646)	3,192,746
(Increase) decrease in other receivables	67,485	(4,954)	396,450
(Increase) decrease in inventories	(478,431)	445,758	(1,872,674)
(Increase) decrease in prepaids and other current assets	(72,766)	(123,358)	57,519
Increase (decrease) in accounts payable	(1,013,783)	771,489	594,247
Decrease in accounts payable, related party	—	(369,361)	(695,769)
Increase (decrease) in accrued expenses	(115,919)	53,527	(373,240)

Net cash provided by (used in) operating activities	1,498,507	(1,213,100)	1,907,675

Cash flows from investing activities:
Purchases of property and equipment	(315,397)	(222,438)	(209,541)
Capitalization of software development costs	(1,068,864)	(501,034)	(233,163)
Proceeds from sale of assets	4,000	38,618	—
Intangibles	(1,173)	(19,790)	(45,071)
Other assets	(325,550)	(327,577)	216,780
Purchase of Mobitec, net of cash and cash equivalents acquired	—	(15,030)	(5,104,788)

Net cash used in investing activities	(1,706,984)	(1,047,251)	(5,375,783)

Cash flows from financing activities:
Proceeds from bank borrowings and lines of credit	44,583,728	38,704,333	35,964,873
Principal payments on bank borrowings and lines of credit	(46,520,356)	(36,811,272)	(31,900,033)
Proceeds for issuance of preferred stock	3,226,957	—	—
Payments related to issuance of preferred stock	(286,661)	—	—
Cost of financing	130,147	58,613	42,192
Payment of dividends on preferred stock	(197,864)	(132,750)	(177,000)

Net cash provided by financing activities	935,951	1,818,924	3,930,032

Effect of exchange rate changes on cash and cash equivalents	(262,010)	435,466	(85,067)

Net increase (decrease) in cash and cash equivalents	465,464	(5,961)	386,857
Cash and cash equivalents at beginning of year	504,758	510,719	123,862

Cash and cash equivalents at end of year	$970,222	$504,758	$510,719

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest	$1,111,202	$1,079,776	$776,510

Cash paid during the year for income taxes	$118,080	$115,306	$31,690

	2003	2002	2001

Supplemental disclosures of non-cash investing and financing activities:
Equipment acquired through issuance of capital lease	$—	$125,578	$—

Exchange of common and preferred stock for reduction in debt and trade and accounts payable-related party	$525,000	$300,000	$—

Reduction of goodwill from adjustment of restructuring reserve	$—	$76,201	$—

Acquisition of Mobitec (Note 2):
Cash purchase price	$—	$15,030	$5,104,788

Working capital acquired, net of cash and cash equivalents acquired of $347,477	$—	$—	$1,065,485
Fair value of other tangible assets acquired, principally property and equipment	—	—	263,556
Cost in excess of net assets acquired	—	15,030	6,836,055
Customer lists acquired	—	—	1,165,917
Minority interest assumed	—	—	(113,627)
Promissory note and obligation issued to seller	—	—	(2,591,235)
Fair value of warrants issued to seller	—	—	(95,000)
Fair value of stock issued to seller	—	—	(915,900)
Acquisition costs included in liabilities	—	—	(510,463)

	$—	$15,030	$5,104,788

Fair value of warrants issued as part of financing	$88,043	$—	$252,000

Reclassification of Series AAA Preferred Stock to equity	$1,770,000	$—	$—

See accompanying notes to consolidated financial statements.

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Organization and Summary of Significant Accounting Policies

(a) Organization

      Digital Recorders, Inc. (the “Company”) was incorporated in 1983 and became a public company through an initial public offering in November 1994. The Company itself, or through contractors, designs, manufactures, sells, and services information technology and audio surveillance technology products through the transportation communications segment and the law enforcement and surveillance segment. Customers include municipalities, regional transportation districts, federal, state and local departments of transportation, bus manufacturers, and law enforcement agencies and organizations. The Company markets primarily to customers located in North and South America, Far and Middle East, Asia, Australia and Europe.

(b) Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

(c) Use of Estimates

      The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Company’s operations are affected by numerous factors, including but not limited to changes in laws and governmental regulations and technological advances. The Company cannot predict if any of these factors might have a significant impact upon the transportation communications and the law enforcement and surveillance industries in the future, nor can it predict what impact, if any, the occurrence of these or other events might have upon the Company’s operations and cash flows. Significant estimates and assumptions made by management are used for, but not limited to, the allowance for doubtful accounts, the allowance for slow moving inventory, the estimated useful lives of long-lived and intangible assets, the recoverability of such assets by their estimated future undiscounted cash flows, the fair value of reporting units and indefinite life intangible assets, the fair value of equity instruments and warrants, the allowance for warranty claim reserves and the purchase price allocations used in the Company’s acquisitions.

(d) Cash Equivalents

      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At times, the Company places temporary cash investments with high credit quality financial institutions in amounts that may be in excess of FDIC insurance limits.

(e) Revenue Recognition

      Revenue from product sales is recognized upon shipment to customers based upon the defined shipping terms. Even though the Company receives customer sales orders that may require scheduled product deliveries over several months, sales revenues are only recognized upon physical shipment of the product to the customer. Service revenues are recognized upon completing the service. Service revenues include product repair not under a warranty agreement, city route mapping, product installation, training, consulting services

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and funded research and development projects. Service revenues were not a significant source of revenue for 2003, 2002, and 2001. Product sales and service revenues for 2003, 2002, and 2001 are detailed below:

	Years Ended December 31,

	2003		2002		2001

	Amount	%	Amount	%	Amount	%

Product sales, net	$42,775,395	97.2%	$44,602,462	98.8%	$36,663,102	98.5%
Service revenues	1,250,847	02.8%	535,524	1.2	552,250	1.5

Total	$44,026,242	100.0%	$45,137,986	100.0%	$37,215,352	100.0%

      The Company’s customer sales agreements do not provide any post-sales service, support, subsequent upgrade rights or right of return.

(f) Trade Accounts Receivable

      The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade receivable credit risk exposure is limited. Trade receivables are carried at original invoice amount less an estimate provided for doubtful receivables, based upon a review of all outstanding amounts on a monthly basis. A valuation allowance is provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating individual customer receivables. This evaluation takes into consideration a customer’s financial condition and credit history, as well as current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. No interest is charged on customer accounts.

(g) Inventories

      Inventories are valued at the lower of cost or market, with cost determined by the first-in, first-out method.

(h) Property and Equipment

      Property and equipment are stated at cost and are primarily depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. The Company periodically evaluates the recoverability of its property and equipment. If facts and circumstances suggest that the property and equipment will not be recoverable, as determined based upon the undiscounted cash flows over the remaining depreciable period, the carrying value of property and equipment will be reduced to its fair value using prices for similar assets. To date, management has determined that no impairment of property and equipment exists.

(i) Goodwill and Indefinite Life Intangible Assets

      Beginning January 1, 2002, goodwill and indefinite life intangible assets are not amortized but are tested annually for impairment, or more frequently if events or changes in circumstances indicate that the assets might be impaired. Management has determined the Company does not have indefinite life intangible assets. In assessing the recoverability of goodwill, the Company must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets.

      Assumptions about future revenue and cash flows require significant judgment because of the current state of the economy, the fluctuation of actual revenue and the timing of expenses. The Company’s management develops future revenue estimates based upon customer commitments and other available data. Estimates of future cash flows assume that expenses will grow at rates consistent with historical rates. If the

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected cash flows are not realized, or if market conditions result in lower valuation multiples, impairment losses may be recorded in the future.

      Critical assumptions to the evaluation of goodwill impairment for the DAC and Mobitec goodwill include continued increases in sales levels and profitability resulting from execution of cost saving plans implemented in 2003.

      For goodwill, the impairment evaluation includes a comparison of the carrying value of the reporting unit (including goodwill) to that reporting unit’s fair value. If the reporting unit’s estimated fair value exceeds the reporting unit’s carrying value, no impairment of goodwill exists. If the fair value of the reporting unit does not exceed the unit’s carrying value, then an additional analysis is performed to allocate the fair value of the reporting unit to all of the assets and liabilities of that unit as if that unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities is less than the carrying value of the unit’s goodwill, an impairment charge is recorded for the difference. To date, management has determined that no impairment of goodwill exists.

(j) Intangible Assets

      Intangible assets recorded as part of the acquisitions of Transit-Media and Digital Audio consist of certain deferred costs, tooling and related costs, and costs incurred to apply for and obtain patents on internally developed technology. Intangible assets also consist of a listing of customer relationships recorded as part of the acquisition of Mobitec. Intangible assets are amortized using a straight-line method over three to 15 years. The Company periodically evaluates the recoverability of its intangible assets. If facts and circumstances suggest that the intangible assets will not be recoverable, as determined based upon the undiscounted cash flows of the entity acquired and the patented products over the remaining amortization period, the carrying value of the intangible assets will be reduced to its fair value (estimated discounted future cash flows). To date, management has determined that no impairment of intangible assets exists.

(k) Research and Development Costs

      Research and development costs are charged to operations as incurred. Research and development expenses were $2,057,312, $2,492,428 and $2,648,510 in 2003, 2002 and 2001, respectively.

(l) Advertising Costs

      Advertising costs are charged to operations as incurred. Advertising expenses were $104,826, $72,728, and $128,843 in 2003, 2002, and 2001, respectively.

(m) Shipping and Handling Fees and Costs

      The Company includes in net sales shipping and handling fees billed to customers. Shipping and handling costs associated with inbound and outbound freight are included in cost of sales and totaled $902,890, $1,041,658, and $1,023,862 in 2003, 2002, and 2001, respectively.

(n) Per Share Amounts

      The basic net income (loss) per common share has been computed based upon the weighted average of shares of common stock outstanding. Diluted net income (loss) per common share has been computed based upon the weighted average of shares of common stock outstanding and shares that would have been outstanding assuming the issuance of common stock for all dilutive potential common stock outstanding. The Company’s convertible preferred stock and debt and outstanding stock options and warrants represent the only dilutive potential common stock outstanding. The amount of income (loss) used in the calculations of diluted

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and basic income (loss) per common share was the same for each respective year presented. Diluted net income (loss) per common share is equal to the basic net income (loss) per common share for the years ended December 31, 2003, 2002, and 2001 as common equivalent shares from stock options, stock warrants and convertible debentures would not have a dilutive effect because of the loss from continuing operations. As of December 31, 2003, there were approximately 5,374,525 of dilutive securities from convertible debt and equity securities, vested options and warrants, and warrants related to Series F Stock.

(o) Stock-Based Compensation

      Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock option plans.

      As allowed by SFAS No. 123, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board No. 25, “Accounting for Stock Issued To Employees,” and related interpretations, which does not require compensation to be recorded if the consideration to be received is at least equal to the fair value of the common stock to be received at the measurement date. Under the requirements of SFAS No. 123, non-employee stock-based transactions require compensation to be recorded based on the fair value of the securities issued or the services received, whichever is more reliably measurable.

      Had compensation cost for the stock option plans been determined consistent with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” the pro forma basic and diluted net loss per common share would have been as follows:

	2003	2002	2001

Net loss applicable to common shareholders	$(2,232,508)	$(366,503)	$(61,735)
Deduct: Stock based employee compensation expense determined under fair value method	(65,450)	(76,561)	(188,640)

Pro forma net loss applicable to common shareholders	$(2,297,958)	$(443,064)	$(250,375)

Basic net loss:
As reported	$(0.58)	$(0.10)	$(0.02)
Pro forma	$(0.59)	$(0.12)	$(0.07)
Diluted net loss:
As reported	$(0.58)	$(0.10)	$(0.02)
Pro forma	$(0.59)	$(0.12)	$(0.07)

      The deduction for stock based compensation in the table above, as well pro forma net loss applicable to common shareholders, and the basic and diluted pro forma net loss, have been adjusted from the amounts previously reported due to a miscalculation assumption about the vesting schedule of the stock options.

(p) Translation of Foreign Currency

      The local currency of each of the countries of the operating foreign subsidiaries is considered to be the functional currency. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rate prevailing throughout the year. The effects of unrealized exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as the cumulative

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

translation adjustment included in accumulated comprehensive income (loss) in shareholders’ equity. Realized gains and losses on foreign currency transactions, if any, are included in operations for the year.

(q) Income Taxes

      Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(r) Fair Value of Financial Instruments

      The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments:

•	Cash and Cash Equivalents — The carrying amount approximates fair value due to the relatively short- term period to maturity of these instruments.

•	Short- and Long-Term Borrowings — The carrying amount approximates the estimated fair value for debt with similar terms, interest rates and remaining maturities currently available to companies with similar credit ratings.

(s) Product Warranties

      The Company provides a limited warranty generally for a period of one to three years for its products. The Company’s standard warranties require the Company to repair or replace defective products during such warranty period at no cost to the customer. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table provides a reconciliation of the Company’s warranty reserve account for the years ended December 31, 2003, 2002 and 2001.

	Balance at	Additions
	Beginning of	Charged to Costs			Balance at
	Year	and Expenses	Deductions		End of Year

Warranty Reserve
Year ended December 31, 2003	$140,655	$111,305	$(81,666)		$170,294
Year ended December 31, 2002	143,189	—	(2,534	)(a)	140,655
Year ended December 31, 2001	89,958	53,231	—		143,189

(a)	Write-off of warranty claims

                  (t) Reclassifications

      Certain expenses have been reclassified in the previously issued 2003, 2002 and 2001 Consolidated Statements of Operations to conform to the classifications used in the September 30, 2004 and 2003 unaudited nine month Consolidated Statements of Operations shown following these financial statements. These

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reclassifications were between cost of sales and selling, general and administrative expenses and had no effect on net income as reported.

(2)	Management’s Plans

      The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the years ended December 31, 2003, 2002 and 2001, the Company incurred net pre-tax losses of $1,100,371, $88,448 and $391,818 and net cash provided (used) in operating activities of $1,498,507, ($1,213,100) and $1,907,675, respectively. Revenues for the fourth quarter of 2003 were down by approximately 23% compared to the 2002 fourth quarter, which contributed to a substantial 2003 fourth quarter loss. The financial covenants requirements under the Company’s working capital line of credit and two other subordinated debts were not met at the end of 2003. If the decline in revenue continues or the Company is not able to make satisfactory arrangements with its lenders for continuing financing, the Company may not be able to sustain operations as a going concern.

      Management believes the operating results for the year ended December 31, 2003 were not representative of a normal year. Because of the nature of the Company’s customers, the fourth quarter is usually the highest revenue quarter. This was expected by management to hold true in 2003. Management believes the quarter ended December 31, 2003 was particularly abnormal due to the fact that several unusual events occurred. Approximately $3.5 million of orders scheduled to ship in the final weeks of the quarter were delayed or canceled. Management attributes this to the Company’s difficulty in obtaining bonding required by certain contracts and transit authority customers deferring orders to 2004. The calculation of the loss attributed to common shareholders in the fourth quarter of 2003 was also significantly affected by the accounting required by issuance of a series of preferred stock and a related warrant in November. Since the operating results for the fourth quarter fell short of management’s expectations, the covenants on the new working capital line of credit were not met.

      The Company’s Board of Directors and management initiated plans and strategies in 2002 to improve the operating results and to reduce the pressure on liquidity. The primary elements of the Company’s strategies, objectives, plans and actions were to restructure the working capital line of credit, secure more subordinated financing and permanent capital, reduce the costs of Company products and operating costs, increase revenues through new product introductions and strategic alliances and better manage working capital and assets. A discussion of the progress through December 31, 2003 on these plans, the expected impact for 2004 and other management plans follows.

      Working Capital Loan. On November 6, 2003, the Company replaced its asset-based lender and agreement with a new three-year agreement (the “Credit Agreement”) with LaSalle Business Credit LLC. The Credit Agreement provides up to $10.0 million in borrowing to be used for acquisitions, working capital and general corporate purposes. The $10 million limit includes $2.0 million for Letters of Credit and $0.5 million for term loans. See Note 7 for further discussion of the terms. The availability of borrowings under this line of credit depends on a daily calculation of a borrowing base, which is a function of eligible accounts receivable and inventory. The allowable amounts under the new agreement exceed the amounts under the prior agreement. The new agreement contains financial covenants as well as a clause which would allow the lender to deem the agreement in default if it felt there was a material adverse change. The Company did not comply with the financial covenants as of December 31, 2003 and believed it was necessary to reset the financial covenants required in 2004. In April 2004 the lender agreed to waive the objective financial covenants as of December 31, 2003, and set covenants for 2004 that management believes will be attained. Management believes these arrangements for 2004 will provide the Company adequate working capital financing.

      Management presently does not anticipate the need to secure additional debt financing, negotiate debt restructurings or negotiate conversion of trade payables to equity to mitigate liquidity pressures in 2004.

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

However, the Company will pursue all appropriate measures to address liquidity pressures should cash flow prove unsatisfactory in 2004.

      Secure Subordinated Debt and Permanent Capital. In 2003, the Board of Directors approved plans that included raising up to $4 million of new equity. That plan was substantially realized in 2003 through elimination of the existing mandatory redemption clause in the Series AAA Preferred stock and the issuance of new shares of Series E and F Preferred Stock. The events resulted in an increase to equity of approximately $4.7 million through December 31, 2003, including new funds of approximately $2.9 million in 2003. In 2004, more shares of Series E shares were issued; resulting in additional proceeds of approximately $308,000. The limits authorized by the Board of Directors would allow additional proceeds of $600,000 from the issuance of Series E stock. Management has discussed placing more Series E and Series F shares with existing shareholders and other potential investors and believes additional shares could be sold to those investors.

      In August 2002, the Company completed two privately negotiated sales of convertible subordinated debentures with proceeds totaling $1.4 million. It is not expected that more debt of this nature will be sought.

      The Company anticipates that additional equity financing may be sought in 2004 in conjunction with potential acquisitions or launch of new business initiatives. In this regard, the Company is presently evaluating alternative measures and action plans, and soliciting proposals to secure additional equity from investment banks. These alternatives and plans are generally as follows:

      Reduce the costs of Company products and operating costs. In the normal course of business, management has aggressively sought opportunities to reduce the cost structure and increase overall efficiency and responsiveness to its customers. In 2003, management initiated “tracked and monitored” profit improvement initiatives designed to further leverage the economy of scale that was developing in its operations. Management intends to continue developing its manufacturing and assembly infrastructure and organization to meet expected production requirements. The Company will continue manufacturing in-house certain key components of its products such as cable harnesses and assemblies, electronic destination sign systems, digital audio filter equipment and sub-system electronics. The Company believes this will enable it to: (1) produce highly reliable, quality products; (2) protect the proprietary nature of its technology and processes; (3) properly control its manufacturing and assembly processes and operations; and (4) achieve significant cost reductions. The cost reductions encompass all major elements of cost and operating expenses.

      In 2003 management estimates that approximately $400,000 of improvement toward reduced costs was realized from these profit improvement initiatives. This is partially evidenced by gross margin improvement during the year. Management believes that in 2004 a full year’s effect of these initiatives could result in improvement of approximately $1.4 million.

      Increase revenues through new product introductions. The Company strives to be a leader in the transportation and law enforcement and surveillance markets served. In order to expand and protect its technology, the Company will continue to seek patent protection for its products and or licenses of key technology owned by others. The Company has introduced improved and new technologies in 2003 including the DR600 vehicle logic unit (“VLU”) that is the integration communication platform for transit vehicle systems including fare collection, automatic passenger counting, automatic vehicle announcement systems, engine monitoring and other applications. The Company has introduced full color electronic destination sign systems and with its global presence is leveraging on purchasing power to realize decreased cost of materials. The Digital Audio Corporation continues to develop new products for the law enforcement and surveillance markets, and the Company believes that it is in a position to take advantage of the initiatives in the U.S. Homeland Security Department. The Company considers any increase in government funding related to national security, intelligence, and law enforcement initiatives as having the potential to influence positively the opportunity to sell our audio processing solutions. Additionally, as a result of increased attention to the potential for terrorist’s threats to transit vehicles and infrastructure, the Company is ideally suited to leverage

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on the vehicle locating and monitoring aspect of its Transportation Communications Segment as an essential element of security is knowing, on a real time basis, the precise location of critical assets.

      Increase revenues through strategic alliances. In September 2003, the Company and GE Transportation Systems Global Signaling, LLC (GETSGS) through General Electric’s (GE) Advanced Communications division based in Hingham, Mass signed a three-year Teaming Agreement. Through this agreement, the Company and GETSGS will work together to deliver advanced technology systems integration projects. The DR division will focus on vehicle location and passenger information processing and delivery systems while GETSGS will focus on communications technology, project management, and system integration. Through this agreement with GE, an organization that is uniquely capable of integrating our products with much larger systems in ways that exceed our independent technological and financial abilities, the Company believes it will significantly extend our transit market reach. The Company further believes the GPS-based vehicle location products, including the security aspect of such as noted above, may represent one of the Company’s more significant internal growth opportunities in fiscal year 2004.

      Better working capital and asset management. Management has recognized that the working capital assets of trade accounts receivable and inventories represent significant opportunities if properly and aggressively managed. Customer account balances are continually monitored and evaluated by reviewing payment history and patterns of heavy shipments that could limit credit line borrowings with the asset based lender. The Company believes the decrease in the average days sales outstanding will help mitigate period to period liquidity tightness. As the inventories increased in recent years due to requirement of the markets served and improvements in technology, the Company has developed initiatives to promote retro-fit sales programs and incentives to use good, but other versions of technology. Management continues to assess its product lines in light of technology trends and economic conditions, to identify how to enhance existing product lines or create new distribution channels.

      Management’s Conclusions. Management believes the cash and cash equivalents at December 31, 2003, together with the line of credit availability and additional capital raised in 2004, should be sufficient to fund operations through the end of fiscal 2004, assuming continued improvement in the Company’s overall cost structure resulting from ongoing cost reduction activities, ongoing efforts aimed at controlling costs, increasing revenues and improvements in asset management of trade accounts receivable and inventories. However, if these plans do not achieve the improvements management believes they will, other courses of action would be pursued, which may include sales of divisions of the Company or other actions to curtail operations. If divisions were sold in a liquidation mode, the recorded values may not be realized.

(3)	Goodwill and Other Intangible Assets-Adoption of Statements 141 and 142

      The Company has recorded goodwill in connection with its acquisition of DAC and Mobitec. The carrying values of these reporting units are determined by allocating all applicable assets (including goodwill) and liabilities based upon the unit in which the assets are employed and to which the liabilities relate, considering the methodologies utilized to determine the fair value of the reporting units.

      The Company completed its annual goodwill and indefinite life intangible asset impairment evaluations as of December 31, 2003 and 2002, and has concluded that no impairment exists. Therefore, as a result of these impairment evaluations, no impairment charges were recorded during the years ended December 31, 2003 and 2002.

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table reflects the impact of the new standards and reconciles the reported net loss applicable to common stock to net loss applicable to common stock adjusted for amortization of goodwill and other indefinite life intangible assets, net of the associated tax effects, and the related per share amounts:

	Years Ended December 31,

	2003	2002	2001

Net loss applicable to common shareholders	$(2,232,508)	$(366,503)	$(61,735)
Add back amortization, net of taxes*:
Goodwill	—	—	334,714

Adjusted net income (loss) applicable to common shareholders	$(2,232,508)	$(366,503)	$272,979

Reported net loss per share, basic and diluted	$(0.58)	$(0.10)	$(0.02)
Add back amortization, net of taxes:
Goodwill	—	—	0.10

Adjusted net income (loss) per share:
Basic	$(0.58)	$(0.10)	$0.08

Diluted	$(0.58)	$(0.10)	$0.07

*	The Company’s goodwill amortization expense has not been deductible for tax purposes.

      The change in the carrying amount of goodwill for each of the Company’s operating segments for the years ended December 31, 2003 and 2002 is as follows:

	Transportation	Law Enforcement
	Communications	and Surveillance	Total

Balance as of January 1, 2002	$6,595,711	$960,944	$7,556,655
Acquisitions	15,030	—	15,030
Adjustment of restructuring reserve	(76,201)	—	(76,201)
Effect of exchange rates	1,464,912	—	1,464,912

Balance as of December 31, 2002	$7,999,452	$960,944	$8,960,396
Effect of exchange rates	1,705,717	—	1,705,717

Balance as of December 31, 2003	$9,705,169	$960,944	$10,666,113

      The composition of the Company’s acquired intangible assets and the associated accumulated amortization as of December 31, 2003 and 2002 is as of follows:

		December 31, 2003			December 31, 2002
	Weighted
	Average	Gross			Gross
	Remaining Life	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Net Carrying
	(Years)	Amount	Amortization	Amount	Amount	Amortization	Amount

Intangible assets subject to amortization:
Patents and development costs	2.5	$473,057	$328,818	$144,239	$367,959	$229,224	$138,735
Customer lists	12.5	1,652,719	269,666	1,383,053	1,387,496	133,698	1,253,798

	9.5	$2,125,776	$598,484	$1,527,292	$1,755,455	$362,922	$1,392,533

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The aggregate amount of amortization expense for the years ended December 31, 2003 and 2002 was approximately $162,202 and $126,342, respectively. Amortization expense for each of the years ending December 31, 2004 through 2009 is estimated to range from $110,180 to $166,395.

(4)	Property and Equipment

      Property and equipment consists of the following:

	December 31,

	2003	2002

Leasehold improvements	$87,561	$58,461
Computer and telecommunications equipment	884,634	877,427
Software	1,588,320	715,177
Test equipment	224,022	197,665
Furniture and fixtures	1,627,370	1,174,462
Software projects in progress	374,333	9,020

	4,786,240	3,032,212
Less accumulated depreciation and amortization	2,351,651	1,459,953

	$2,434,589	$1,572,259

(5)	Inventories

      Inventories consist of the following:

	December 31,

	2003	2002

Raw materials and system components	$7,477,081	$7,510,921
Work in process	233,436	148,105
Finished goods	2,940,137	1,908,289

Gross inventories	10,650,654	9,567,315
Reserve for inventory obsolescence	(853,044)	(736,796)

Inventories, net	$9,797,610	$8,830,519

(6)	Leases

      The Company leases its premises and certain office equipment under various operating leases that expire at various times through 2009. Rent and lease expense under these operating leases was $741,547, $741,220, and $629,229 for the years ended December 31, 2003, 2002, and 2001, respectively. The Company records rent on a straight-line basis.

      The Company also has a lease commitment under a capital lease obligation for a tradeshow booth that expires in 2004.

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2003, future minimum lease payments under the non-cancelable operating leases and the future minimum lease payments and the present value of the capital lease are as follows:

	Capital	Operating
Year Ending December 31,	Leases	Leases

2004	$69,000	$746,230
2005	—	592,166
2006	—	464,405
2007	—	377,757
2008	—	185,025
Thereafter	—	54,663

Total future minimum lease payments	69,000	$2,420,246

Less amount representing interest (8.6% interest)	3,110

Present value of future minimum capital lease payments	65,890
Less current portion	65,890

Long-term portion	$—

(7)	Lines of Credit and Long-Term Debt

(a) Lines of Credit

      On November 6, 2003, the Company replaced its asset-based lending agreement formerly with Guaranty Business Credit Corporation (“GBCC”) with a three year agreement (the “Credit Agreement”) with LaSalle Business Credit LLC (“LBC”). Borrowings under the Credit Agreement are classified as current liabilities in accordance with EITF 95-22 Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements That Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement. However, it is management’s intention to manage the Credit Agreement as long-term debt with a final maturity date in 2006, as provided for in the Credit Agreement.

      At December 31, 2003, the Credit Agreement provided up to $10.0 million in borrowing to be used for acquisitions, working capital and general corporate purposes. The borrowing is inclusive of $2.0 million for Letters of Credit and $0.5 million for term loans. The interest rate on loans under this agreement is the published prime lending rate (4.00 percent at December 31, 2003) plus 1 percent. There is a fee equal to 2.5 percent on the aggregate undrawn face amount of all Letters of Credit outstanding.

      The Credit Agreement includes customary covenants and conditions relating to the conduct and operation of the Company’s business. Specifically, the Credit Agreement subjects the Company to an escalating fixed charge coverage ratio from 1.0 to 1.5 and an escalating tangible net worth value (as defined) from $2.5 million to $3.9 million over the term of the Credit Agreement calculated on a quarterly and rolling 12 month basis; limits annual capital expenditures to $1.5 million and limits borrowing by providing for a reserve of $500,000 until the fixed charge coverage ratio of 1.15 to 1.00 has been met. At December 31, 2003, available collateral based on the value of eligible trade accounts receivable and inventories was $5,333,273 which, given the outstanding debt balance under this agreement of $4,222,336, would have resulted in additional borrowing availability of $1,110,937. However, the required reserve reduced additional borrowing availability by $500,000 to $610,937. The outstanding debt under this agreement is secured by substantially all U.S.-based assets of the Company.

      At December 31, 2003, the Company was not in compliance with its financial covenants within the bank agreement except for the capital expenditure covenant, but has received waivers for violation of the covenants.

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On April 14, 2004, the Company has further received from the lender revisions to the escalating tangible net worth and escalating fixed charge coverage ratio loan covenant parameters taking into effect the results of the three months ended December 31, 2003 that affected the initial covenant computations to which the Credit Agreement was based and negotiated. These covenants were revised after considering the results of the three months ended December 31, 2003 and the Company’s projected operating plan for the year ending December 31, 2004.

      The escalating tangible net worth covenant’s “Minimum Tangible net Worth” has been revised downward by $1,000,000 and reset to $1,500,000 from $2,500,000 for the period of December 31, 2003 to December 30, 2004 and increases $600,000 per year thereafter for the remaining life of the loan. The time periods required to maintain the escalating fixed charged coverage ratio have also been revised downward to exclude the three months ended December 31, 2003; and are now 1.00:1.00 for the three and six months ended March 31, 2004 and June 30, 2004, respectively; and 1.15:1.00 for the nine and twelve months ended September 30, 2004 and December 31, 2004, respectively. Additionally, the interest rate on borrowings increased from prime plus 1.00 to prime plus 1.75. The impact on our 2004 financial statements based on the outstanding balance of this loan as of December 31, 2003 would be approximately $32,000. Also, the reserve on borrowings was increased to $600,000 from $500,000 until receipt of the certified 2004 financial statements reflecting an EBITDA to fixed charge coverage ratio of at least 1.15:1.00.

      Mobitec AB, the Company’s wholly owned Swedish subsidiary, has an agreement with its bank in Sweden from which it may currently borrow up to a maximum of 10,000,000 krona (SEK), which is equivalent to $1,381,000. At December 31, 2003, 9,822,122 krona (SEK), or $1,356,435 was outstanding, resulting in additional borrowing availability of 177,878 krona (SEK), or $24,565. The maximum borrowing in the amount of 10,000,000 krona (SEK) is secured by cash on deposit with the bank in the amount of 2,200,000 krona (SEK), or $303,820. The terms of this agreement require payment of an unused credit line fee equal to 0.5 percent of the unused portion and average interest of 4.1 percent of the outstanding balance. This agreement is secured by substantially all assets of Mobitec AB. The line of credit agreement has an expiration date of December 31, 2004. On or before expiration, the Company expects to renew this credit agreement with an agreement substantially similar in terms and conditions.

      Mobitec AB also has an agreement with the same bank from which it may borrow up to 6,000,000 krona (SEK), or $828,600. Based upon the availability formula under this agreement, 2,927,443 krona (SEK), or $404,280 was outstanding at December 31, 2003, resulting in additional borrowing availability of 3,072,557 krona (SEK), or $424,320. The line of credit bears average interest of 5.29 percent and is collateralized by accounts receivable. The agreement has an expiration date of December 31, 2004. On or before expiration, the Company expects to renew this credit agreement with an agreement substantially similar in terms and conditions.

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Lines of credit at December 31, 2003 and 2002 consisted of the following:

	December 31,

	2003		2002

Credit line with LaSalle Business Credit, dated November 6, 2003, payable in full November 15, 2006, secured by accounts receivable, inventory and all assets of the U.S. based domestic entities of the Company	$4,222,336	*	$—
Credit line with Guaranty Business Credit Corporation, dated August 23, 1999, payable in full August 23, 2003, extended through November 21, 2003, secured by accounts receivable, inventory and all assets of the U.S. based domestic entities of the Company	—		6,489,729
Line of credit with Swedish bank dated December 31, 2003, secured by assets of the Swedish subsidiary, Mobitec AB, and a cash deposit, with average interest of 4.1%	1,356,435		862,110
Line of credit with Swedish bank dated December 31, 2003 secured by accounts receivable of the Swedish subsidiary, Mobitec AB, with average interest at 5.29%	404,280		151,952

Total lines of credit	$5,983,051		$7,503,791

*	Classified as a current liability in conformity with EITF 95-22

(b) Long-Term Debt

      Long-term debt consists of the following notes and obligations, the proceeds of which were used to finance the Mobitec acquisition and for working capital requirements.

      An unsecured note in the amount of $1,765,235 and obligation in the amount of $225,000 are due a shareholder. On June 26, 2003, the Company and the shareholder agreed to: (1) convert $350,000 of the original note, which was issued June 28, 2001, was payable in full June 28, 2004 and had a balance of $2,111,235, to common stock; and (2) extend the due date on the remaining note balance of $1,761,235 to June 30, 2005. The note, as amended, requires three incrementally increasing quarterly payments beginning July 1, 2004 in the amounts of $50,000, $75,000, and $100,000 with the remaining balance in the amount of $1,536,235 due June 30, 2005. The unsecured note has an annual interest rate of 9 percent paid annually increasing to 10 percent beginning July 1, 2004. The obligation balance of $225,000 at December 31, 2003 is non interest bearing and is due in full June 30, 2004.

      A term loan from a Swedish bank dated June 28, 2001 having a balance of 12,100,000 krona (SEK), or $1,677,927, at December 31, 2003 is payable in 10 remaining quarterly payments of 1,100,000 krona (SEK), or $151,910 at an annual interest rate of 5.35 percent and is secured by stock of the Company’s Swedish holding company, DRI-Europa AB, and its consolidated subsidiary, Mobitec AB.

      Four convertible subordinated debentures in the aggregate amount of $3,000,000 dated June 22, 2001 and $1,150,000 dated July 31, 2002, collectively the “Renaissance Notes,” are payable to two investment funds managed by Renaissance Capital Group, Inc. The president of Renaissance Capital Group, Inc. is a member of the Company’s Board of Directors. The two debentures having an aggregate principal amount of $3,000,000 are payable in full on June 22, 2008, if not sooner redeemed or converted, with annual interest at 8 percent paid monthly. They also provide for monthly principal redemption installments commencing June 27, 2004, each of such installments to be in the dollar amount of ten dollars ($10) per thousand dollars ($1,000) of the then remaining principal amount. The $1,150,000 are payable in full on July 31, 2009, if not sooner redeemed or converted, with annual interest at 8 percent paid monthly. They also provide for monthly principal

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

redemption installments commencing July 31, 2005, each of such installments to be in the dollar amount of ten dollars ($10) per thousand dollars ($1,000) of the then remaining principal amount. The loan agreement under which the convertible debentures were issued subjects the Company to a 1:1 Earnings Before Interest, Depreciation and Amortization to interest coverage ratio to be calculated quarterly on a rolling four quarter basis and a 1.3:1 current ratio to be calculated at each quarter end. At December 31, 2003, the Company was not in compliance with its financial covenants under the agreement, but received waivers on April 14, 2004 for violation of the interest coverage and current ratio noted above.

      A convertible subordinated debenture in the amount of $250,000 dated August 26, 2002, is payable to a shareholder and member of the Board of Directors, and is due in full August 26, 2009, if not sooner redeemed or converted, with annual interest at 8 percent paid monthly. It also provides for monthly principal redemption installments commencing August 26, 2005, each of such installments to be in the dollar amount of ten dollars ($10) per thousand dollars ($1,000) of the then remaining principal amount. The loan agreement under which the convertible debenture was issued subjects the Company to a 1:1 Earnings Before Interest, Depreciation and Amortization to interest coverage ratio to be calculated quarterly on a rolling four quarter basis and a 1.3:1 current ratio to be calculated at each quarter end. At December 31, 2003, the Company was not in compliance with its financial covenants under the agreement, but received waivers on April 14, 2004 for violation of the interest coverage and current ratio noted above.

      Long-term debt at December 31, 2003 and 2002 consisted of the following:

	December 31,

	2003	2002

Unsecured note to a shareholder, dated June 28, 2001, payable in full June 30, 2005, with interest at 9%, increasing to 10% in July 2004	1,765,235	2,111,235
Unsecured obligation to a shareholder dated June 28, 2001, payable in 12 quarterly installments, with zero interest	225,000	360,000
Note payable to a Swedish bank, dated June 28, 2001, payable in 20 quarterly installments of $151,910 including interest at 5.35%. Note collateralized by stock of Swedish holding company and consolidated subsidiary	1,667,927	1,763,050
Convertible debentures dated June 22, 2001, payable in full June 22, 2008, with interest at 8%, net of unamortized discount arising from warrants	2,838,000	2,802,000
Convertible debentures dated July 31, 2002, payable in full June 27, 2009, with interest at 8%	1,150,000	1,150,000
Convertible debenture dated August 26, 2002, payable in full August 26, 2009, with interest at 8%	250,000	250,000

Total long-term debt	7,896,162	8,436,285
Less current maturities	1,249,110	763,360

	6,647,052	7,672,925
Long-term portion of capital lease (See Note 6)	—	65,015

	$6,647,052	$7,737,940

      Net interest expense was $1,093,293, $1,150,962 and $814,207 for the years ended December 31, 2003, 2002 and 2001, respectively.

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The repayment amounts of long-term debt are due as follows:

Year Ending December 31,	Amount

2004	$1,249,110
2005	2,601,388
2006	700,443
2007	350,203
2008	2,067,824
Thereafter	927,195

Total	$7,896,162

(8)	Preferred Stock

      The Company has the authority to issue 5.0 million shares of Preferred Stock, of which 20,000 shares have been designated Series AAA Redeemable Nonvoting Preferred Stock (“Series AAA Preferred Stock”). On December 13, 1999, the Board of Directors authorized the creation of 10,000 shares of a Preferred Stock class designated as “Series D Junior Participating Preferred Stock,” which has a par value of $0.10.

      On June 2, 2003, the Board of Directors authorized the creation of 500 shares of a Preferred Stock class designated as “Series E Redeemable Nonvoting Convertible Preferred Stock,” which has a par value of $0.10; and on October 13, 2003, the Board of Directors authorized the creation of 300 shares of a Preferred Stock class designated as “Series F Convertible Preferred Stock,” which has a par value of $0.10. Therefore, 4,969,200 shares of undesignated preferred stock are authorized.

      As of December 31, 2003, the Company had sold 363 shares of the Series E Stock for an aggregate purchase price of $1,815,000 to 24 private investors. Series E Stock is convertible at any time into shares of the Common Stock at a conversion price of $3.00 per share of Common Stock, subject to certain adjustments, and, prior to conversion, does not entitle the holders to any voting rights, except as may be required by law. The Company does not have the right to require conversion. Holders of Series E Stock are entitled to receive cumulative quarterly dividends when, and if declared by the Board of Directors, at the rate of 7 percent per annum on the liquidation value of $5,000 per share. Series E Stock is redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the liquidation value plus accrued and unpaid dividends. Holders of Series E Stock do not have the right to require redemption.

      On November 10, 2003, the Company closed the sale of 300 shares of Series F Convertible Preferred Stock (“Series F Stock”), par value $.10 to Dolphin Offshore Partners, L.P. (“Dolphin”) for a purchase price of $1.5 million. The terms of the Series F stock were subsequently amended, as described in Note 21. The Series F Stock, as originally issued, was convertible at any time into shares of the Company’s Common Stock at a conversion price of $2.35 per share of Common Stock, subject to certain adjustments, which was the market price of the Company’s Common Stock at the time the parties reached agreement on terms. Prior to conversion, the Series F Stock votes as a single class with holders of Common Stock on an as-if-converted basis. The shares are mandatorily convertible into Common Stock if the Company’s Common Stock hits certain targeted trading prices or upon the conversion of certain subordinated debentures previously issued by the Company (two investment funds managed by Renaissance Capital Group, Inc. — See Note 7(b) “Long-Term Debt”). Dividends were not payable on the Series F Stock, as originally issued, for the first five years after issuance. If certain trading price targets were not met by the Company’s Common Stock within five years after issuance, the conversion price would have been reduced and dividends would thereafter have begun to accrue and be payable quarterly on the Series F Stock at the rate of 10% per annum on the liquidation value (initially, $1.5 million, or $5,000 per share). The Series F Stock is not redeemable at the option of holder, and was to have been redeemable by the Company only if and when dividends began to accrue. In connection with

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the sale of the Series F Stock to Dolphin, the Company issued warrants (the “Dolphin warrants”) to Dolphin to purchase 319,149 shares of the Company’s Common Stock at an exercise price of $3.00 per share, subject to certain adjustments. The Dolphin warrants were exercisable at any time, for a period of seven years after issuance. The Company also granted to Dolphin a right of first refusal to purchase, in connection with future equity offerings by the Company, for a period of five years after the Series F Stock issuance date, a sufficient number of the securities issued in such equity offering to maintain its proportionate ownership interest in the Company, on a diluted basis. The Company also granted to Dolphin certain rights to have the shares of Common Stock underlying the Series F Stock and issuable upon the exercise of the Dolphin warrants registered with the Securities and Exchange Commission. Pursuant to the registration rights agreement, the conversion price of the Series F Stock and the exercise price of the Dolphin warrants were subject to being decreased if the Company did not file appropriate registration statements or cause such registration statements to be declared effective by certain dates. In connection with the issuance of the Series F Stock, the Company recorded during the fourth quarter a charge against income available for common shareholders of $702,626 based upon the relative fair value of the stock and warrants.

      The Series E Stock and the Series F Stock have equal priority with respect to liquidation, and shares of both series have liquidation preferences prior to the Company’s outstanding shares of Series AAA Preferred Stock and Common Stock.

      On March 6, 2003, the Company announced that at a special meeting of the Series AAA Preferred Stock shareholders, the holders of the Series AAA Preferred Stock approved an amendment to the Articles of Incorporation to remove the mandatory redemption date, which would have occurred in December 2003. The Company may now redeem the Series AAA Preferred Stock at its sole discretion upon providing preferred shareholders with appropriate written notice. Had the holders of the Series AAA Preferred Stock not approved the amendment, the Company would have had to pay the redemption price, which is equal to the liquidation preference, in December 2003. The liquidation preference is $5,000 per share, plus all accrued and unpaid dividends, which at December 31, 2003 was $1,858,500.

(9)	Common Stock Warrants

      During 2003, the Company granted warrants to one individual and one registered broker dealer that allow the holders to purchase 68,000 shares of Common Stock. The value of those warrants was approximately $98,536. Of this amount, $10,492 was charged to selling, general and administrative expenses, while the balance of $88,044 was charged to issuance costs in connection with the sale of Series E Preferred Stock. The warrants have an exercise price of $2.50 and expire in 2008.

      Also, during 2003, the Company granted warrants to Dolphin Offshore Partners, L.P. (“Dolphin”) that allowed the holder to purchase 319,149 shares of the Company’s common stock at an exercise price of $3.00 per share, subject to certain adjustments. The Dolphin warrants were exercisable at any time, for a period of seven years after issuance. The Dolphin warrants were subsequently terminated as described in Note 21.

      In 2001, the Company granted warrants that allow the holder to purchase 350,000 shares of Common Stock. Of those warrants, 300,000 were granted as part of the Mobitec acquisition and financing. Of that amount, 100,000 warrants are exercisable at $4 per share, valued at approximately $95,000 on the date of acquisition, and 200,000 are exercisable at $2.05 per share, valued at approximately $252,000 on the date of acquisition. Those amounts were capitalized as part of the acquisition financing. The remaining 50,000 warrants were issued to an individual and are exercisable at $2.15 per share. The value of those warrants was approximately $35,000 and was charged to selling, general, and administrative expenses. These warrants are fully vested and expire in 2006.

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During 2000, the Company issued warrants that allow the holder to purchase 121,000 shares of Common Stock. Of that amount, 111,000 are exercisable at $3.75 per share, and 10,000 are exercisable at $3 per share. These warrants have five-year terms and expire in 2005.

(10)	Common Stock Options

(a)	Incentive Stock Option Plan

      The Company has an incentive stock option plan for employees whereby options to purchase Common Stock are granted at no less than the stock’s estimated fair market value at the date of the grant and may be exercised during specified future periods.

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	714,800	$2.44	674,300	$2.42	587,800	$2.42
Granted	85,000	2.54	50,000	2.55	88,000	2.48
Exercised	—	—	—	—	—	—
Expired	(33,300)	2.56	(9,500)	1.97	(1,500)	2.15

Outstanding at end of year	766,500	$2.44	714,800	$2.44	674,300	$2.42

Weighted-average fair value of options granted during the year		$2.05		$0.72		$1.72

	Options Outstanding			Options Exercisable

	Number	Weighted-Average		Number
	Outstanding	Remaining	Weighted-Average	Exercisable	Weighted-Average
Range of Exercise Price	at 12/31/03	Contractual Life	Exercise Price	at 12/31/03	Exercise Price

$1.65 - 2.08	308,288	5.53 years	$1.96	308,288	$1.96
2.15 - 3.00	458,212	5.85 years	$2.77	192,212	$2.73

	766,500			500,500

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Non-Qualified Stock Options

      The Company has issued options to purchase Common Stock primarily to non-employee members of the Board of Directors or committees of the Board of Directors which are exercisable at times and in increments as specified by the individual agreements.

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	259,987	$2.25	259,987	$2.25	215,987	$2.20
Granted	76,000	2.35	6,000	2.50	44,000	2.50
Exercised	—	—	—	—	—	—
Expired	(91,987)	2.56	(6,000)	2.38	—	—

Outstanding at end of year	244,000	$2.16	259,987	$2.25	259,987	$2.25

Weighted-average fair value of options granted during the year		$2.08		$1.19		$1.72

	Options Outstanding			Options Exercisable

	Number	Weighted-Average		Number
	Outstanding	Remaining	Weighted-Average	Exercisable	Weighted-Average
Range of Exercise Prices	at 12/31/03	Contractual Life	Exercise Price	at 12/31/03	Exercise Price

$1.63 - 2.00	124,000	5.87 years	$1.93	124,000	$1.93
2.35 - 3.00	120,000	8.67 years	$2.41	44,000	$2.50

	244,000			168,000

(c)	Stock-Based Compensation

      The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations and, accordingly, no compensation cost has been recognized for stock options issued under the stock option plans. As disclosed in Note 1, SFAS No. 123 requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option-pricing models. These models require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated value. Significant assumptions used by the Company for the pro forma calculations disclosed in Note 1 are as follows:

	2003	2002	2001

Risk-free interest rate	4.27%	3.83%	5.00%
Expected life	10 years	1 to 10 years	10 years
Expected volatility	64.05%	54.37%	57.50%
Expected dividends	None	None	None

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(11)	Income Taxes

      The pretax loss for the years ended December 31, 2003, 2002, and 2001 was taxed by the following jurisdictions:

	2003	2002	2001

Domestic	$(786,746)	$(303,517)	$733,338
Foreign	(313,625)	215,069	(1,125,156)

	$(1,100,371)	$(88,448)	$(391,818)

      The income tax provision charged (benefit credited) for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001

Current:
U.S. federal	$—	$—	$—
State	—	(32,405)	18,353
Foreign	(1,229)	215,614	70,788

	(1,229)	183,209	89,141

Deferred:
U.S. federal	80,053	(86,714)	(605,119)
State	4,730	(116,589)	(39,642)
Foreign	26,056	62,242	22,485

	110,839	(141,061)	(622,276)

	$109,610	$42,148	$(533,135)

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The income tax expense (benefit) differs from the expected amount of income tax expense (benefit) determined by applying the U.S. federal income tax rates to the pretax income (loss) for the years ended December 31, 2003, 2002 and 2001 due to the following:

	2003		2002		2001

		Percentage		Percentage		Percentage
		of Pretax		of Pretax		of Pretax
		Earnings		Earnings		Earnings
	Amount	(Loss)	Amount	(Loss)	Amount	(Loss)

Computed “expected” tax benefit	$(385,130)	(35.0)%	$(30,957)	(35.0)%	$(137,137)	(35.0)%
Increase (decrease) in income taxes resulting from:
Nondeductible expenses	136,465	12.4	309,062	349.4	318,066	81.2
Nontaxable income	(95,349)	(8.7)	(122,724)	(138.8)	(64,345)	(16.4)
Foreign subsidiary losses	172,786	15.7	244,232	276.1	193,992	49.5
Lower rates on earnings of foreign operations	(9,017)	(0.8)	(154,588)	(174.8)	(10,350)	(2.6)
State taxes, net of federal benefit	(54,285)	(4.9)	(57,818)	(65.4)	8,740	2.2
Realization of loss carryforwards and other changes in valuation allowance	344,140	31.3	(92,000)	(104.0)	(842,101)	(214.9)
Refunds of prior years taxes	—	—	(53,059)	(58.3)	—	—

	$109,610	10.0%	$42,148	49.2%	$(533,135)	(136.0)%

      Net deferred tax assets consist of the following components as of December 31, 2003 and 2002:

	2003	2002

Deferred tax assets:
Federal and state loss carryforwards	$1,022,106	$427,285
Federal tax credits	87,908	87,908
Foreign loss carryforwards	1,057,574	905,000
Foreign currency translation benefits	—	17,599
Inventory reserve and capitalization	192,942	135,761
Other accruals and reserves	9,055	205,110

Total gross deferred tax assets	2,369,585	1,778,663
Less valuation allowance	(1,529,000)	(913,000)

	840,585	865,663
Deferred tax liabilities:
Untaxed foreign reserves	(193,918)	(138,695)

Net deferred tax assets	$646,667	$726,968

      The Company reduces its deferred tax assets by a valuation allowance when, based upon the available evidence, it is more likely than not that a significant portion of the deferred tax assets will not be realized. At December 31, 2003, the Company’s deferred tax valuation allowance was attributable to operating loss carryforwards from its various domestic jurisdictions and one of its foreign subsidiaries. The net deferred tax assets at December 31, 2003 would be realized from projected taxable income through 2006. As of

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2002, substantially all of the Company’s deferred tax valuation allowance was attributable to operating loss carryforwards at one of its foreign subsidiaries.

      The components giving rise to the net deferred tax assets described above have been included in the accompanying consolidated balance sheets as of December 31, 2003 and 2002 as follows:

	2003	2002

Noncurrent assets	$840,585	$865,663
Current liabilities	(193,918)	(138,695)

	$646,667	$726,968

      At December 31, 2003, the Company has net operating loss carryforwards for federal income tax purposes of $2,550,017 which are available to offset future federal taxable income, if any, which expire beginning in 2009 through 2023. In addition, two of the Company’s domestic subsidiaries have net economic loss carryforwards for state income tax purposes of $1,836,600, which are available to offset future state taxable income, if any, through 2012 and 2013. Further, one of the Company’s foreign subsidiaries also has loss carryforwards for German tax purposes of $3,529,168 which are available to offset future foreign taxable income.

      The Tax Reform Act of 1986 contains provisions that limit the ability to utilize net operating loss carryforwards in the case of certain events including significant changes in ownership interests. If the net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss, the Company would incur a federal income tax liability even though net operating losses would be available in future years.

      The Company also has research and development tax credits for federal income tax purposes of $87,908 at December 31, 2003 that expire in various years from 2007 through 2011.

(12)	Other Comprehensive Income (Loss)

      The following is a summary of the tax effects of the components of other comprehensive income (loss), consisting solely of foreign currency translation adjustments, reported in the statements of shareholders’ equity for the years ended December 31, 2003, 2002 and 2001:

		Tax (Expense)	Net of Tax
	Pre-tax Amount	Benefit	Amount

Year ended December 31, 2003:
Foreign currency translation adjustment	$1,850,648	$—	$1,850,648

Year ended December 31, 2002:
Foreign currency translation adjustment	$1,052,546	$(215,593)	$836,953

Year ended December 31, 2001:
Foreign currency translation adjustment	$(133,307)	$46,251	$(87,056)

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(13)	Major Customers

      Because of the nature of the Company’s business, the major customers may vary between years. Net sales for the years ended December 31, 2003, 2002 and 2001 include sales in the transportation communications segment to the following major customers:

	Years Ended December 31,

Customer	2003	2002	2001

Customer A	$7,118,126	$4,670,503	$4,611,774
Customer B	**	5,208,182	4,797,440
Customer C	**	**	4,125,710

	$7,118,126	$9,878,685	$13,534,924

**	The net sales to these customers were less than 10 percent of net sales for the years indicated.

      Accounts receivable balances for the customers listed above were as follows at December 31, 2003 and 2002:

	December 31,

	2003	2002

Customer A	$1,448,293	$929,508
Customer B	**	2,253,332
Customer C	**	**

	$1,448,293	$3,182,840

**	Balances for these customers were not presented for years in which their net sales were not significant.

(14)	Related Party Transactions

      In the past, the Company purchased electronic components supporting the transportation communications segment from a major shareholder, Lite Vision Corporation (“Lite Vision”), a Taiwan-based company. Lite Vision held 12.7 percent (500,000) of the outstanding shares of Common Stock of the Company at December 31, 2003. Subsequently, that stock was acquired by an individual investor on January 16, 2004. The components purchased from Lite Vision consisted primarily of LED printed circuit display boards and LED/Flip-Dot printed circuit boards. The Company purchased from Lite Vision approximately $3.5 million, and $4.4 million in components and assemblies during 2002 and 2001, respectively, but did not make any purchases from Lite Vision during 2003. There were not any amounts due to Lite Vision as of December 31, 2003. The accounts payable balance due to Lite Vision was $859,425 as of December 31, 2002. Mr. Joseph Tang, previously President of Lite Vision and affiliated with Lite Vision in early 2003, while also pursuing other private business interests, served on the Company’s Board of Directors through October 4, 2003. During 2002 the Company issued 100,000 shares of restricted, unregistered Common Stock to Lite Vision at $3.00 per share in exchange for a $300,000 reduction in accounts payable.

      John D. Higgins, a director of the Company, was an employee of Investec Ernst & Co., a securities and investment banking firm that was engaged in December 2000 to provide a fairness opinion from a financial point of view with respect to the Mobitec acquisition. Investec Ernst & Co. received a fee of $120,000, plus reasonable actual expenses, for furnishing the fairness opinion. In addition, also as part of the Mobitec acquisition, Mr. Higgins received a fee of $17,500 for the successful completion of certain convertible debenture financing. On August 26, 2002, the Company completed a privately negotiated sale of a $250,000

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

convertible subordinated debenture to Mr. Higgins, who received a closing fee of $5,850 related to the placement of the debenture.

      On August 2, 2002, the Company completed a privately negotiated sale of $1.15 million of convertible subordinated debentures to funds managed by Dallas-based Renaissance Capital Group. Russell C. Cleveland, Renaissance Capital Group’s President and Chief Executive Officer, serves on the Company’s Board of Directors. In June 2001, prior to Mr. Cleveland’s involvement as a director of the Company, the Company issued convertible debentures in the amount of $3 million (the “2001 Debentures”) to Renaissance Capital Group containing substantially the same terms as the convertible debentures issued in 2002. Renaissance Capital Group received a closing fee of $17,250 related to the placement of the debenture.

(15)	Segment Information

      The Company has two principal business segments, which are based upon differences in products and technology: (1) transportation communications segment; and (2) law enforcement and surveillance segment. The transportation communications segment produces automated announcement and passenger information systems and electronic destination sign products for municipalities, regional transportation districts, and departments of transportation and bus vehicle manufacturers. The law enforcement and surveillance segment produces digital signal processing products for law enforcement agencies and organizations.

      Operating income (loss) for each segment is total sales less operating expenses applicable to the segment. Certain corporate overhead expenses including executive salaries and benefits, public company administrative expenses, legal and audit fees, and interest expense are not included in segment operating income (loss). Segment identifiable assets include accounts receivable, inventories, net property and equipment, net intangible assets and net goodwill. Sales, operating income (loss), identifiable assets, capital expenditures, long-lived assets, depreciation and amortization, and geographic information for the operating segments are as follows:

	2003	2002	2001

Net sales
Transportation communications	$42,569,452	$43,550,637	$35,546,489
Law enforcement and surveillance	1,456,790	1,587,349	1,668,863

	$44,026,242	$45,137,986	$37,215,352

Income (loss) from operations
Transportation communications	$4,316,462	$4,641,059	$3,681,976
Law enforcement and surveillance	88,296	151,596	17,412
Parent entities	(4,825,034)	(4,068,437)	(3,280,545)

	$(420,275)	$724,218	$418,843

Depreciation and amortization
Transportation communications	$415,614	$361,019	$460,469
Law enforcement and surveillance	209,135	37,867	140,822
Parent entities	88,612	87,251	99,023

	$713,361	$486,137	$700,314

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002	2001

Capital expenditures
Transportation communications	$1,055,094	$356,257	$379,916
Law enforcement and surveillance	270,031	205,742	16,649
Parent entities	59,136	161,473	36,139

	$1,384,261	$723,472	$432,704

Identifiable assets
Transportation communications	$29,699,102	$29,440,853	$25,528,403
Law enforcement and surveillance	2,033,961	2,144,347	1,763,182
Parent entities	2,818,833	1,797,986	1,518,564

	$34,551,896	$33,383,186	$28,810,149

Long-lived assets
Transportation communications	$13,309,034	$10,748,888	$8,698,249
Law enforcement and surveillance	1,231,936	1,224,509	1,003,167
Parent entities	493,158	366,555	260,829

	$15,034,128	$12,339,952	$9,962,245

Geographic information — net sales
NAFTA	$25,909,172	$30,260,834	$28,974,134
Europe	14,819,410	11,615,851	6,152,232
Pacific and other	3,297,660	3,261,301	2,088,986

	$44,026,242	$45,137,986	$37,215,352

(16)	Shareholders’ Rights

      On December 13, 1999, the Board of Directors approved a rights agreement that establishes a shareholder rights plan designed to prevent any potential acquirer from obtaining control of the Company without negotiating the terms of the transaction with the Board of Directors. Under the rights plan, among other things, in the event of an acquisition of, or an announced tender offer for, 15 percent or more of the Company’s outstanding Common Stock, holders of the Common Stock (other than the person or group who acquired 15 percent or more of the Company’s stock) have been granted the right to purchase a fraction of a share of the Company’s Series D Junior Participating Preferred Stock or shares of the Common Stock having a market value of twice the exercise price of the rights. If, after any person acquires the specified percentage of the Common Stock, the Company is involved in a merger, consolidation, sale of assets or similar acquisition transaction, and it is not the acquiring or surviving corporation, then each right will entitle its holder to purchase, at the exercise price, shares of the acquiring or surviving company having a market value of twice the exercise price, and the acquiring or surviving company will be obligated to assume the Company’s obligations under the rights plan.

      The rights will expire on October 7, 2009, if not previously redeemed or exchanged. The rights are redeemable by the Company at any time before any person acquires the specified percentage of the Company’s outstanding Common Stock at a redemption price of $0.001 per right, subject to certain adjustments for stock splits or similar events. After any person has acquired the specified percentage of the Company’s outstanding Common Stock and the rights have become exercisable, and before a majority of the Common Stock has been acquired, the Company may exchange all or part of the outstanding rights for shares

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the Common Stock at an exchange ratio of one share of Common Stock per right, subject to certain adjustments for stock splits or similar events.

(17)	Legal Proceedings

      The Company, in the normal course of its operations, is involved in legal actions incidental to the business. In management’s opinion, the ultimate resolution of these matters will not have a material adverse effect upon the current financial position of the Company or future results of operations.

      On or about September 17, 2002 the Company received a letter from Clever Devices, Ltd. (“Clever”), a New York corporation with its principal place of business located in Syosset, New York. That letter alleged that the StealthMic product of the Company, as introduced to the market in 1999, would infringe U.S. patent number 6,522,754 (“‘754 Patent”) entitled “Digital Vehicle Microphone System and Method,” which subsequently was issued to Clever by the U.S. Patent Office on February 18, 2003. Upon investigation, and further review by intellectual property counsel of the Company, the Company and its intellectual property counsel were unable to find any basis whatsoever for this allegation of infringement and so informed Clever on several occasions. Nevertheless, Clever proceeded to assert its position without being willing to engage in constructive dialogue to identify the basis for its allegations or to advance understanding of the issues. Therefore, being uncertain as to the intent of Clever, on April 3, 2003 the Company filed an action in the United States District Court for the Northern District of Texas, Dallas Division (“Court”), under the Federal Declaratory Judgment Act, 28 USC 2210 and 2201, and under the Patent Laws of the United States, 35 USC 271. This “declaratory judgment action” sought a finding by the Court to the effect that the Company was not infringing the ‘754 Patent. On May 23, 2003, Clever counter-claimed, seeking injunctive relief and unspecified damages. Subsequently, the Company filed further actions with the Court asking that a hearing on claims construction, referred to as a “Markman” hearing, be held prior to any other actions or discovery in this matter. On August 19, 2003, the Court issued an order so requiring a Markman hearing; which was held on February 3, 2004. On March 16, 2004 the Court handed-down its findings on the Markman hearing. While this recent development is still being evaluated by legal counsel, management believes the ruling virtually supports its contention that there is no valid claims basis for the allegation that the Company infringed the ‘754 Patent. The Company is now awaiting completion of review by legal counsel and discussions are underway between the parties as to any mutually acceptable avenues for settlement. While the Company believes that its position on this matter is correct, there can be no assurance that the case will not proceed to trial in late 2004 and there can be no assurance that the Company would prevail at trial or on subsequent appeal.

      The Company, to the best of its ability at all times seeks to avoid infringing, and will not knowingly violate the intellectual property rights of others. The Company believes the allegations of Clever are totally without merit and will proceed to defend its rights to conduct business freely while not infringing upon the legitimate intellectual property rights of Clever.

(18)	Restructuring Costs

      The Company acquired Mobitec in June 2001. As part of its plan relative to the acquisition, the Company accrued for certain business activities duplicated within the existing and newly acquired international operations. The Company believed that it was reasonably likely that beginning in 2003 it would save approximately $200,000 per year in reduced employee expense, and beginning in 2004 it would save approximately $12,000 per year in reduced lease expense.

      The accrued restructuring costs totaled $190,000 at December 31, 2001 and were comprised of staff reduction costs, lease payments and other selling, general and administrative expenses in the amount of $151,925, $3,075, and $35,000, respectively. Upon finalization of the restructuring plan in 2002, the Company reduced the accrual by $76,201 which was credited to the acquisition cost; and adjusted reserve components to

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$36,066, $33,927, and $43,806 for staff reduction costs, lease payments and other selling, general and administrative expenses, respectively.

      No amounts were credited against the reserve during 2001. During 2002, $90,799 was credited to the reserve for staff reduction costs, lease payments and other selling, general and administrative expenses in the amount of $36,066, $10,927, and $43,806, respectively. During 2003, lease payments in the amount of $13,639 were charged against the reserve. All costs to be charged against the accrual, consisting solely of lease payments, are expected to conclude during the first quarter of 2004. Of the remaining reserve amount of $9,361, the Company can reasonably expect $4,278 to be charged to the reserve during 2004.

(19)	Recent Pronouncements

      In 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) and its amendment 46R. This interpretation as amended clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support. FIN 46R requires a company to evaluate all existing arrangements to identify situations where a company has a “variable interest” in a “variable interest entity” and further determine when such variable interests require a company to consolidate the variable interest entities’ financial statement with its own. The Company must adopt this interpretation by March 31, 2004 and consolidate any variable interest entities for which it will absorb a majority of the entities’ expected losses or receive a majority of the expected residual gains. Management has not performed this assessment as of December 31, 2003; however, it is not aware of any variable interest entity which will require consolidation or disclosure.

      In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 addresses financial accounting and reporting for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 15, 2003. Adoption of SFAS No. 150 is not expected to have a material effect upon the Company’s financial position or operating results.

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(20)	Quarterly Financial Data (Unaudited)

      The following is a summary of unaudited quarterly results of operation for the years ended December 31, 2003 and 2002, respectively.

	Year Ended December 31, 2003

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

Net sales	$10,917,194	$12,520,913	$10,612,407	$9,975,728	$44,026,242
Gross profit	4,343,991	5,006,905	4,169,727	3,355,226	16,875,849
Operating income (loss)	131,298	637,908	517,781	(1,707,262)	(420,275)
Net income (loss) applicable to common shareholders	(211,466)	215,827	104,360	(2,341,229)	(2,232,508)
Net income (loss) applicable to common shareholders per common share:
Basic	$(0.06)	$0.06	$0.03	$(0.60)	$(0.58)
Diluted	$(0.06)	$0.04	$0.02	$(0.60)	$(0.58)
Weighted average number of common shares and common equivalent shares outstanding:
Basic	3,804,475	3,812,167	3,944,475	3,944,475	3,873,133
Diluted	3,804,475	6,198,130	6,320,130	3,944,475	3,873,133

	Year Ended December 31, 2002

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

Net sales	$8,623,648	$12,434,455	$11,044,010	$13,035,873	$45,137,986
Gross profit	3,089,231	4,661,101	3,748,898	4,709,754	16,208,984
Operating income (loss)	(363,112)	769,982	82,341	235,007	724,218
Net income (loss) applicable to common shareholders	(703,808)	618,580	(319,053)	37,778	(366,503)
Net income (loss) applicable to common shareholders per common share:
Basic	$(0.19)	$0.17	$(0.08)	$0.01	$(0.10)
Diluted	$(0.19)	$0.11	$(0.08)	$0.01	$(0.10)
Weighted average number of common shares and common equivalent shares outstanding:
Basic	3,704,475	3,704,475	3,769,692	3,804,475	3,746,119
Diluted	3,704,475	5,473,740	3,769,692	3,804,475	3,746,119

(21)	Subsequent Events

      On March 29, 2004, the Board of Directors adopted Articles of Amendment authorizing an increase in the number of authorized shares of Series E Redeemable Nonvoting Convertible Preferred Stock from 500 to 600 shares.

DIGITAL RECORDERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Subsequent to December 31, 2003 and up to the report date, the Company issued in private placements an additional 67 shares of Series E Stock. The proceeds to the Company of such transactions, net of redemption costs and offering expenses in the amount of approximately $26,800, was approximately $308,200. The Company has used these additional Series E proceeds to service and pay down debt and for other general corporate purposes.

      On April 1, 2004, the Company and Dolphin Offshore Partners, L.P. (“Dolphin”) agreed to revise and reform the terms of the Series F Stock. The principal terms of the revisions are as follows:

      On November 10, 2003, the Company closed the sale of 300 shares of Series F Stock to Dolphin for a purchase price of $1.5 million. Subsequently, the Company and Dolphin agreed to revise and reform the terms of the Series F Stock and related agreements in certain respects, and to terminate a related warrant, in order to comply with certain requirements of Nasdaq listing standards. The Series F Stock, as amended and reformed, is convertible at any time into shares of Common Stock at a conversion price of $2.00 per share of Common Stock, subject to certain adjustments for stock splits or similar events (the “Conversion Price”). Prior to conversion, the Series F Stock votes as a single class with holders of Common Stock, with each share of Series F Stock entitled to a number of votes equal to the liquidation value, which is $5,000 per share, divided by $2.35. The shares are mandatorily convertible into shares of Common Stock if the Common Stock hits certain targeted trading prices or upon the conversion of certain subordinated debentures beneficially owned by Renaissance U.S. Growth Investment Trust PLC and BFSUS Special Opportunities Trust PLC. See Note 7(b) “Long-Term Debt” of the Notes to Consolidated Financial Statements. The holder of the Series F Stock is entitled to receive cumulative quarterly dividends, in preference to the holders of Common Stock, at the rate of 3.0 percent per annum on the liquidation value of those shares, which dividends are currently payable in additional shares of Series F Stock having a liquidation value equal to the dividend amount. The Series F Stock dividend rate will increase to 10 percent per annum beginning in November 2008 if the Common Stock does not meet certain market price objectives before then. The Company also granted to Dolphin a right of first refusal to purchase, in connection with future equity offerings by the Company, for a period of five years after the Series F issuance date, a sufficient number of the securities issued in such equity offering to maintain its proportionate ownership interest in the Company, on a diluted basis, and this right has not been modified. The Company also granted to Dolphin certain rights to have the shares of Common Stock underlying the Series F Stock registered with the SEC.

FINANCIAL STATEMENT SCHEDULE

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2003, 2002 and 2001

	Balance at	Additions
	Beginning of	Charged to Costs	Deductions		Balance at
	Year	and Expenses	(a) (b)		End of Year

Allowance for Doubtful Accounts
Year ended December 31, 2003	146,066	32,000	(62,924	)(a)	115,142
Year ended December 31, 2002	115,158	87,746	(56,838	)(a)	146,066
Year ended December 31, 2001	55,000	60,158	—		115,158
Inventory Reserve
Year ended December 31, 2003	736,795	219,890	(103,641	)(b)	853,044
Year ended December 31, 2002	631,299	161,478	(55,982	)(b)	736,795
Year ended December 31, 2001	349,995	302,488	(21,184	)(b)	631,299

(a)	Write-off of uncollectible accounts

(b)	Write-off of obsolete inventory

DIGITAL RECORDERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2004	2003

	(Unaudited)	(Note 1)
ASSETS
Current Assets
Cash and cash equivalents	$552,341	$970,222
Trade accounts receivable, less allowance for doubtful accounts of $125,995 at September 30, 2004 and $115,042 at December 31, 2003	9,531,353	6,974,914
Other receivables	450,481	379,369
Inventories, net (Note 5)	10,309,727	9,797,610
Prepaids and other current assets	524,514	555,068

Total current assets	21,368,416	18,677,183

Property and equipment, less accumulated depreciation of $2,837,711 at September 30, 2004 and $2,351,651 at December 31, 2003 (Note 6)	2,944,302	2,434,589
Goodwill, less accumulated amortization of $1,139,656 at September 30, 2004 and $1,144,248 at December 31, 2003 (Note 4)	10,520,222	10,666,113
Intangible assets, less accumulated amortization of $717,295 at September 30, 2004 and $598,484 at December 31, 2003 (Note 4)	1,383,264	1,527,292
Deferred tax assets	175,729	840,585
Deposits and other assets	124,247	50,203
Deferred financing	237,943	355,931

Total assets	$36,754,123	$34,551,896

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Lines of credit (Note 7)	5,546,119	5,983,031
Current maturities of long-term debt (Note 7)	2,518,760	1,249,110
Accounts payable	4,946,831	6,456,870
Accrued expenses	1,937,470	2,334,050
Deferred tax liabilities	191,111	193,918
Preferred stock dividends payable	54,633	117,983

Total current liabilities	15,194,924	16,334,982

Long-term debt and other obligations, less current maturities (Note 7)	694,154	6,647,052

Minority interest in consolidated subsidiary	437,705	338,199

Shareholders’ Equity
Series E Redeemable, Nonvoting, Convertible Preferred Stock, $.10 par value, Liquidation Preference of $5,000 per share; 600 shares authorized; 239 and 430 shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	775,374	1,440,295
Series F Convertible Preferred Stock, $.10 par value, Liquidation Preference of $5,000 per share; 400 shares authorized; zero and 300 shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	—	1,500,000
Series AAA Redeemable, Nonvoting Convertible Preferred Stock, $.10 par value, Liquidation preference of $5,000 per share; 20,000 shares authorized; 246 and 354 shares issued and outstanding September 30, 2004 and December 31, 2003, respectively; redeemable at the discretion of the Company	1,230,000	1,770,000
Common stock, $.10 par value, 25,000,000 shares authorized; $315,775 and 3,944,475 issued and outstanding at September 30, 2004 and December 31, 2003, respectively	831,578	394,447
Additional paid-in capital	25,268,322	13,259,542
Accumulated other comprehensive income — foreign currency translation	2,152,044	2,271,823
Accumulated deficit	(9,829,978)	(9,404,444)

Total shareholders’ equity	20,427,340	11,231,663

Total liabilities and shareholders’ equity	$36,754,123	$34,551,896

See accompanying notes to unaudited consolidated financial statements.

DIGITAL RECORDERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2004 and 2003

	Nine Months Ended
	September 30,

	2004	2003

	(Unaudited)
Net sales	$35,389,426	$34,050,514
Cost of sales	20,493,493	20,390,272

Gross profit	14,895,933	13,660,242

Operating expenses:
Selling, general and administrative	12,329,106	10,950,190
Research and development	1,421,867	1,423,066

Total operating expenses	13,750,973	12,373,256

Operating income	1,144,960	1,286,986

Other income and (expense)
Other income	88,653	58,976
Foreign currency translation gain (loss)	(92,832)	210,810
Interest expense, net	(729,126)	(832,998)

Total other income (expense)	(733,305)	(563,212)

Income before income taxes	411,655	723,744
Income tax expense	(717,259)	(372,293)

Income (loss) before minority interest in income of consolidated subsidiary	(305,604)	351,481
Minority interest in income of consolidated subsidiary	(99,507)	(89,146)

Net income (loss)	(405,111)	262,335
Preferred stock dividends	(230,335)	(153,614)

Net income (loss) applicable to common shareholders	$(635,446)	$108,721

Earnings per share: (Note 8)
Net income (loss) per share applicable to common shareholders:
Basic	$(0.10)	$0.03

Diluted	$(0.10)	$0.03

Weighted average number of common shares and common equivalent shares outstanding:
Basic	6,358,431	3,854,219

Diluted	6,358,431	3,992,626

See accompanying notes to unaudited consolidated financial statements.

DIGITAL RECORDERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)
Nine Months Ended September 30, 2004

	Preferred Stock		Common Stock
							Accumulated
	Number		Number		Additional		Other		Total
	of Shares	Carrying	of Shares	Par	Paid-In	Accumulated	Comprehensive	Comprehensive	Shareholders’
	Issued	Value	Issued	Value	Capital	Deficit	Income (Loss)	Income (Loss)	Equity

Balance as of Jan. 1, 2004	1,017	$4,710,295	3,944,475	$394,447	$13,259,542	$(9,404,444)	$2,271,823		$11,231,663
Issuance of common stock			1,150,241	115,024	5,457,021				5,572,045
Conversion of notes payable in common stock			2,075,000	207,500	3,942,500				4,150,000
Issuance of Series E preferred	67	290,079			(20,595)				269,484
Issuance of Series F preferred	4	20,414			(75,088)				(54,674)
Issuance of Warrants					14,076				14,076
Preferred stock dividends					(209,921)	(20,414)			(230,335)
Conversion of Series AAA preferred stock into common stock	(108)	(540,000)	67,500	6,750	533,250				—
Conversion of Series F preferred stock into common stock	(304)	(1,520,414)	760,232	76,023	1,444,391				—
Conversion of Series E preferred stock into common stock	(191)	(955,000)	318,327	31,834	923,146				(19)
Comprehensive income (loss):
Net loss						(405,111)		$(405,111)	(405,111)
Translation adjustment						(9)	(119,779)	(119,779)	(119,788)

Total comprehensive loss								$(524,890)

Balance as of Sep. 30, 2004	485	$2,005,374	8,315,775	$831,578	$25,268,322	$(9,829,978)	$2,152,044		$20,144,148

DIGITAL RECORDERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2004 and 2003

	Nine Months Ended September 30,

	2004	2003

	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(405,111)	$262,335
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income taxes, net	664,856	350,000
Depreciation of property and equipment	504,031	431,529
Amortization of intangible assets	126,964	111,011
Bad debt expense	10,853	(49,537)
Reserve for inventory obsolescence	283,771	85,549
Other, primarily effect of foreign currency (gain) loss	28,205	(274,681)
Minority interest	99,507	89,146
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	(2,924,746)	3,130,579
(Increase) decrease in other receivables	(67,356	107,705
(Increase) decrease in inventories	(839,739)	(311,044)
(Increase) decrease in prepaids and other current assets	26,882	94,635
Increase (decrease) in accounts payable	(1,155,272)	(873,816)
Increase (decrease) in accrued expenses	(395,161)	(334,559)

Net cash provided by (used in) operating activities	(4,042,316)	2,818,852

Cash flows from investing activities:
Purchases of property and equipment	(378,718)	(288,141)
Capitalization of software development costs	(633,345)	(700,498)
Purchases of other assets	(74,903)	(508,270)

Net cash used in investing activities	(1,086,966)	(1,496,909)

Cash flows from financing activities:
Proceeds from bank borrowings and lines of credit	46,015,454	35,842,667
Principal payments on bank borrowings and liens of credit	(47,255,441)	(37,997,324)
Proceeds from issuance of Series E preferred stock	335,000	1,540,000
Payments related to issuance of Series E preferred stock	(44,921)	(242,723)
Proceeds from issuance of common stock	6,370,780	—
Payments related to issuance of commons stock	(504,882)	—
Cost of financing	117,987	46,707
Payment of dividends on preferred stock	(275,947)	(132,750)

Net cash provided by (used in) financing activities	4,758,030	(943,423)

Effect of exchange rate changes on cash and cash equivalents	(46,643)	(435,339)

Net increase (decrease) in cash and cash equivalents	(417,895)	(56,819)
Cash and cash equivalents at beginning of period	970,236	504,759

Cash and cash equivalents at end of period	$552,341	$447,940

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest	$505,125	$834,422

Cash paid during the period for income taxes	$91,881	$43,374

Supplemental Disclosure of non-cash investing and financing activities:
Conversion of debt into common stock	$4,150,000	$350,000

Series F stock dividend paid-in-kind	$20,414	$—

Conversion of preferred stock into common stock	$3,015,414	$—

See accompanying notes to unaudited consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1)	Basis of Presentation and Disclosure

      The unaudited interim consolidated financial statements and related notes of Digital Recorders, Inc. and Subsidiaries (the “Company” or “DRI”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. However, in the opinion of management, the accompanying unaudited financial statements contain all adjustments and information (consisting only of normal recurring accruals) considered necessary to present fairly the results for the interim periods presented.

      The accompanying consolidated financial statements and related notes should be read in conjunction with the Company’s audited financial statements included elsewhere in the Registration Statement for the year ended December 31, 2003. The results of operations for the nine months ended September 30, 2004, are not necessarily indicative of the results to be expected for the full calendar year.

      Certain amounts in prior periods have been reclassified to conform to the current period presentation.

Revenue Recognition

      Revenue from product sales is recognized upon shipment to customers based upon the defined shipping terms. Even though the Company receives customer sales orders that may require schedule product deliveries over several months, sales revenues are only recognized upon physical shipment of the product to the customer. Service revenues are recognized upon completing the service. Service revenues include product repair not under a warranty agreement, city route mapping, product installation, training, consulting services and funded research and development projects.

      Software licensing fee revenue results from a multi-year licensing agreement consisting of a perpetual license for a jointly developed product and royalties based upon per unit installation by the licensee. Such revenues are recognized on the basis of, “per unit installed.” Management has evaluated Statement of Position 97-2 “Software Revenue Recognition” and determined that it is appropriate to recognize the revenues associated with this arrangement as the Company has no future obligation to provide future software, upgrades, post contract customer support or other services related thereto subsequent to the invoice date. For the nine months ended September 30, 2004 and 2003, software license fee revenues represented 3.3 percent and 1.0 percent, respectively, of Company revenues.

Stock-Based Compensation

      Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock option plans. As allowed by SFAS No. 123, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board No. 25, “Accounting for Stock Issued To Employees,” and related interpretations, which does not require compensation to be recorded if the consideration to be received is at least equal to the fair value of the common stock to be received at the measurement date. Under the requirements of SFAS No. 123, non-employee stock-based transactions require compensation to be recorded based on the fair value of the securities issued or the services received, whichever is more reliably measurable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      Had compensation expense for the stock option plans been determined consistent with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” the pro forma basic and diluted net income (loss) per common share for the nine months ended September 30, 2004 and 2003 would have been as follows:

	2004	2003

Net income (loss) applicable to common shareholders	$(635,446)	$108,721
Deduct: Stock based employee compensation expense determined under fair value method	(105,959)	(48,193)

Pro forma net income (loss) applicable to common shareholders	$(741,405)	$60,528

Basic net income (loss):
As reported	$(0.10)	$0.03

Pro forma	$(0.12)	$0.02

Diluted net income (loss):
As reported	$(0.10)	$0.03

Pro forma	$(0.12)	$0.02

(2)	Management’s Plans

      The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

      The Company initiated plans and strategies in 2002 and 2003 to improve the operating results and to reduce the pressure on liquidity. The primary elements of the Company’s strategies, objectives, plans and actions were:

1. Restructure Debt. The Company has historically raised significant amounts of cash through secured and subordinated debt financing. The Company has a three year agreement (the “Credit Agreement”) with LaSalle Business Credit LLC, maturing in 2006. The Credit Agreement provides up to $10.0 million in borrowing to be used for acquisitions, working capital and general corporate purposes. The borrowing is inclusive of $2.0 million for Letters of Credit and $0.5 million for term loans. The interest rate on loans under this agreement is the published prime lending rate (4.75 percent at September 30, 2004) plus 1.75 percent. There is a fee equal to 2.50 percent on the aggregate undrawn face amount of all Letters of Credit outstanding.

On April 23, 2004, subordinated convertible debt holders holding aggregate common equivalent shares of 2,075,000, converted 100 percent of such debt into shares of common stock. As a result of this conversion, $4,150,000 has been recorded as additional equity on the balance sheet and the annual cash interest expense will decrease by approximately $332,000.

2. Reduce Operating Costs and Improve Efficiency. In the normal course of business, the Company has aggressively sought opportunities to reduce the cost structure and increase overall efficiency and responsiveness to its customers. In 2003, the Company initiated “tracked and monitored” profit improvement initiatives designed to further leverage the economy of scale that was developing in its operations. The Company intends to continue developing its manufacturing and assembly infrastructure and organization to meet expected production requirements. The Company will continue manufacturing in-house certain key components of its products such as cable harnesses and assemblies, electronic destination sign systems, digital audio filter equipment and sub-system electronics. The Company believes this will enable it to: (1) produce highly reliable, quality products; (2) protect the proprietary nature of its technology and processes; (3) properly control its manufacturing and assembly processes and operations; and (4) achieve significant cost reductions. The cost reductions encompass all major elements of cost and operating expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

3. Increase Ownership Equity. During the nine months ended September 30, 2004, the Company has issued an additional 4,371,300 shares of common stock through the sale of additional shares to institutional investors, the exercise of options and warrants and the conversion of preferred shares and notes payable. During that period, the Company also issued an additional 67 shares of Series E preferred stock in private placements. As a result, total shareholders equity increased $9.7 million and cash proceeds were $6.7 million.

The Company’s subordinated convertible debt was reduced by $4,150,000 and the annual cash interest expense will decrease by approximately $332,000. Annual preferred stock dividends will be reduced by approximately $111,000.

The Company has also granted to the institutional investors in its common stock warrants valued at $674,840 to acquire an aggregate of 125,000 shares of common stock at an exercise price of $8.80 per share, exercisable for a period ending five years after the date of issuance. Additionally, the Company granted the placement agent warrants to acquire 62,500 shares of common stock at an exercise price of $10.25, exercisable for a period ending five years after the date of issuance.

4. Maintain Our Focus on Technical Excellence and Innovation. The Company is continuing to maintain its leadership in the transportation and law enforcement and surveillance markets served. In order to expand and protect its technology, the Company will continue to seek patent protection for its products and licenses of key technology owned by others. The Company introduced improved and new technologies in 2003 and 2004 including the DR600 vehicle logic unit (“VLU”) that is the integration communication platform for transit vehicle systems including fare collection, automatic passenger counting, automatic vehicle announcement systems, engine monitoring, vehicle location and monitoring (for fleet management and security purposes) and other applications. The Company had previously introduced full color electronic destination sign systems, and with its global presence, is leveraging its purchasing power to realize decreased cost of materials. Our subsidiary, Digital Audio Corporation, continues to develop new products for the law enforcement and surveillance markets in support of the initiatives in U.S. Homeland Security.

The Company considers any increase in government funding related to national security, intelligence, and law enforcement initiatives as having the potential to influence positively the opportunity to sell our audio processing solutions and surface transit security enhancement products. As a result of increased attention to the potential for terrorists’ threats to transit vehicles and infrastructure, the Company has the potential to leverage on the vehicle locating and monitoring aspect of its Transportation Segment; an essential element of security is knowing, on a real time basis, the precise location of critical assets.

5. Pursue Strategic Partnerships, Alliances and Acquisitions. In September 2003, a division of the Company and GE Transportation Systems Global Signaling, LLC (GETSGS), through General Electric’s (“GE”) Advanced Communications division based in Hingham, Mass, signed a three-year Teaming Agreement. Through this agreement, the Company and GETSGS are working together to deliver advanced technology systems integration projects. Our division focuses on vehicle location and passenger information processing and delivery systems while GETSGS focuses on communications technology, project management, and system integration. Through this agreement with GE, an organization that is uniquely capable of integrating our products with much larger systems in ways that exceed our independent technological and financial capabilities, the Company believes the agreement will significantly extend our transit market reach. The Company further believes the GPS-based vehicle location products, including the security aspects of such as noted above, may represent one of the Company’s more significant internal growth opportunities in coming years.

6. Increase working capital through better asset management. The Company recognizes that the working capital assets of trade accounts receivable and inventories represent significant opportunities if properly and aggressively managed. Customer account balances are continually monitored and evaluated by reviewing payment history and patterns of heavy shipments that could limit credit line borrowings with the Company’s asset-based lender. As inventories increased in recent years, due to requirements of the markets served and changes in technology, the Company has developed initiatives to promote retrofit sales programs and incentives to utilize existing versions of technology.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      The Company believes the additional equity described above, together with the borrowing availability under its existing credit facilities, will be sufficient to fund existing operations for the subsequent 12 month period when aggregated with other Company action plans and strategies to alleviate liquidity pressures.

(3)	Subsequent Event — Pro Forma Condensed Balance Sheet and Supplemental Data

      On October 6, 2004, the Company sold 1,207,729 shares of Common Stock to an institutional investor for $4.14 per share. The proceeds to the Company, net of issuance expenses, were $4,536,500. The Company has also granted the investor a warrant to acquire 241,546 shares of Common Stock at an exercise price of $6.00, exercisable for a period ending five years after the date of issuance valued at $966,902. Additionally, the Company granted its placement agent warrants to acquire 120,773 shares of common stock at an exercise price of $5.28, exercisable for a period ending five years after the date of issuance valued at $491,528. These warrants are not exercisable for a period of six months from the date of placement above. In connection with the above transactions, the Company executed a Registration Rights Agreement for both the common shares and warrants.

      The pro forma condensed balance sheet and supplemental data give effect to this transaction as if it had occurred on September 30, 2004. Supplemental information is also provided showing the effect of this transaction, on the same pro forma basis, on the Company’s outstanding balances under its lines of credit and the shares of Common Stock outstanding assuming all cash proceeds were used to pay down line of credit borrowings.

	September 30,	Pro forma	September 30,
	2004	Adjustments	2004

	(As Reported)		(Pro forma)
TOTAL ASSETS	$36,754,123	—	$36,754,123

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Lines of credit	$5,546,119	$(4,536,500)	$1,009,619
Other current liabilities	9,648,805	—	9,648,805

Total current liabilities	15,194,924	(4,536,500)	10,658,424

Long-term debt and other obligations, less current maturities	694,154	—	694,154

Minority interest in consolidated subsidiary	437,705	—	437,705

Commitments and contingencies
Shareholders’ Equity
Redeemable, Nonvoting Convertible Preferred Stock, $.10 par value, liquidation preference of $5,000 per share	2,005,374	—	2,005,374
Common stock, $.10 par value	831,578	120,773	952,351
Additional paid-in capital	25,268,322	4,415,727	29,684,049
Accumulated other comprehensive income — foreign currency translation	2,152,044	—	2,152,044
Accumulated deficit	(9,829,978)	—	(9,829,978)

Total shareholders’ equity	20,427,340	4,536,500	24,963,840

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$36,754,123	$—	$36,754,123

(4)	Goodwill and Other Intangible Assets

      The Company previously recorded goodwill in connection with its acquisitions of Digital Audio Corporation and Mobitec AB. The carrying values of these reporting units are determined by allocating all applicable assets (including

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

goodwill) and liabilities based upon the unit in which the assets are employed and to which the liabilities relate, and considering the net cash flows to determine the fair value of the reporting units.

      The Company completed its annual goodwill and indefinite life intangible asset impairment evaluation as of December 31, 2003, and concluded that no impairment existed. Therefore, as a result of this impairment evaluation, no impairment charges were recorded during the year ended December 31, 2003.

      In the Company’s opinion, no significant changes have occurred related to the operations or in the carrying amount of goodwill for either of the Company’s operating segments or in the composition of the Company’s acquired intangible assets and the associated accumulated amortization since December 31, 2003. Therefore, an interim impairment evaluation has not been performed by the Company as of September 30, 2004.

(5)	Inventories

      Inventories consist of the following:

	September 30,	December 31,
	2004	2003

Raw materials and system components	$8,262,667	$7,477,081
Work in process	163,531	233,436
Finished goods	2,977,602	2,940,137

Gross inventories	11,403,800	10,650,654
Reserve for inventory obsolescence	(1,094,073)	(853,044)

Inventories, net	$10,309,727	$9,797,610

(6)	Property and Equipment

      Property and equipment consists of the following:

	September 30,	December 31,
	2004	2003

Leasehold improvements	$139,662	$87,561
Computer and telecommunications equipment	1,458,922	884,634
Software	1,199,407	1,588,320
Test equipment	238,682	224,022
Furniture and fixtures	1,825,648	1,627,370
Software projects in-process	919,692	374,333

	5,782,013	4,786,240
Less accumulated depreciation and amortization	2,837,711	2,351,651

	$2,944,302	$2,434,589

(7)	Lines of Credit and Long-Term Debt

a) Lines of Credit

      The Company has a three year asset-based lending agreement (the “Credit Agreement”) with LaSalle Business Credit LLC (“LBC”). Borrowings under the Credit Agreement are classified as current liabilities in accordance with EITF 95-22, Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements That Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement. However, it is management’s intention to manage the Credit Agreement as long-term debt with a final maturity date of November 15, 2006, as provided for in the Credit Agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      At September 30, 2004, the Credit Agreement, as amended, provides up to $10.0 million in borrowings to be used for acquisitions, working capital and general corporate purposes. The borrowing is inclusive of $2.0 million for Letters of Credit and $0.5 million for term loans. The interest rate on loans under this agreement is the published prime lending rate (4.75 percent at September 30, 2004) plus 1.75 percent. There is an annual fee equal to 2.50 percent on the aggregate undrawn face amount of all Letters of Credit outstanding.

      The Credit Agreement, as amended, includes customary covenants and conditions relating to the conduct and operation of the Company’s business. Specifically, the Credit Agreement subjects the Company to an escalating fixed charge coverage ratio from 1.0 to 1.5 and an escalating Minimum Tangible Net Worth (as defined) covenant from $1.5 million to $2.7 million over the term of the agreement calculated on a quarterly and rolling 12 month basis; limits annual capital expenditures to $1.5 million and limits credit by providing for a reserve of $600,000 until certain financial covenants have been met. At September 30, 2004, available collateral based on the value of eligible trade accounts receivable and inventory was $5,528,169. This, given the outstanding debt balance under this agreement of $4,096,869, would have resulted in additional borrowing availability of $1,431,300. However, the required reserve reduced additional borrowing availability by $600,000 to $831,300. The outstanding debt under the Credit Agreement is secured by substantially all U.S.-based assets of the Company.

      On April 14, 2004, the Company and LBC agreed to amendments to the escalating tangible net worth and escalating fixed charge coverage ratio loan covenants. The amendment took into effect the Company’s results of operations for the three months ended December 31, 2003 that affected the initial covenant computations. These covenants were revised after considering the results of operations for the three months ended December 31, 2003 and the Company’s projected operating plan for the year ending December 31, 2004.

      The escalating Minimum Tangible Net Worth covenant was reduced by $1,000,000 and reset to $1,500,000 from $2,500,000 for the period of December 31, 2003 through December 30, 2004 and increases $600,000 per year thereafter for the remaining life of the loan. The time periods required to maintain the escalating fixed charge coverage ratio were also reduced to exclude the three months ended December 31, 2003; and are 1.15:1.00 for the nine and twelve months ended September 30, 2004 and December 31, 2004. Additionally, the interest rate on borrowings increased from prime plus 1.00 to prime plus 1.75 effective April 14, 2004 and forward. The impact on the 2004 financial statements based on the outstanding balance of this loan as of September 30, 2004 would be approximately $30,524. Also, the reserve on borrowings was increased to $600,000 from $500,000 until receipt of the certified 2004 financial statements reflecting an EBITDA to fixed charge coverage ratio of at least 1.15:1.00.

      At September 30, 2004, the Company was not in compliance with the fixed charge coverage ratio within the Credit Agreement, as amended, but is working with the lender to obtain a waiver. All amounts due under the Credit Agreement are classified as a current liability. Although no assurance can be given, the Company does not expect a material negative impact stemming from the covenant violation. The amount outstanding at September 30, 2004, was $4,096,869.

      Mobitec AB, the Company’s wholly owned Swedish subsidiary, has an agreement with its bank in Sweden from which it may currently borrow up to a maximum of 10,000,000 krona or $1,361,000 U.S. based on the September 30, 2004 exchange rate of 0.1361. At September 30, 2004, 5,524,632 krona, or $751,904 was outstanding, resulting in additional borrowing availability of 4,475,368 krona, or $609,098. The maximum borrowing in the amount of 10,000,000 krona is secured by cash on deposit with the bank in the amount of 2,200,000 krona, or $299,420. The terms of this agreement require payment of an unused credit line fee equal to 0.50 percent of the unused portion and an average interest rate of 4.10 percent of the outstanding balance. This agreement is secured by certain assets of Mobitec AB. The line of credit agreement has an expiration date of December 31, 2004. On or before expiration, the Company expects to renew this credit agreement with an agreement substantially similar in terms and conditions.

      Mobitec AB also has an agreement with the same bank from which it may borrow up to 6,000,000 krona, or $816,600 based on the September 30, 2004 exchange rate of 0.1361. At September 30, 2004, 999,547 krona, or $136,038 was outstanding, resulting in additional borrowing availability of 5,000,453 krona, or $680,562. The line of credit bears an average interest rate of 5.29 percent and is collateralized by accounts receivable of Mobitec AB. The agreement has an expiration date of December 31, 2004. On or before expiration, the Company expects to renew this credit agreement with an agreement substantially similar in terms and conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      Transit Media-Mobitec GmbH, the Company’s wholly owned German subsidiary, has an agreement with its bank in Germany from which it may currently borrow up to a maximum of 512,000 Euro or $631,347 U.S. based on the September 30, 2004 exchange rate of 1.2331. At September 30, 2004, 455,201 Euro, or $561,308 was outstanding, resulting in additional borrowing availability of 56,799 Euro, or $70,039. The line of credit bears an average interest rate of 4.53 percent and is collateralized by accounts receivable and inventories of Transit Media-Mobitec GmbH. This agreement has an open ended term.

      Lines of credit at September 30, 2004 and December 31, 2003 consist of the following:

	September 30,	December 31,
	2004	2003

Line of credit with LaSalle Business Credit, dated November 6, 2003, as amended, payable in full November 15, 2006, secured by accounts receivable, inventory and all assets of the U.S. based domestic entities of the Company	$4,096,869	$4,222,336
Line of credit with Swedish bank dated December 31, 2003, secured by certain assets of the Swedish subsidiary, Mobitec AB, and a cash deposit, with average interest of 4.1%	751,904	1,356,435
Line of credit with Swedish bank dated December 31, 2003 secured by accounts receivable of the Swedish subsidiary, Mobitec AB, with average interest at 5.29%	136,038	404,280
Line of credit with German bank dated June 23, 2004 secured by accounts receivable and inventory of the German subsidiary, Transit Media - Mobitec GmbH, with average interest at 3.28%	561,308	—

Total lines of credit	$5,546,119	$5,983,051

b) Long-Term Debt

      Long-term debt consists of the following notes and obligations, the proceeds of which were used to finance the Mobitec acquisition and for working capital requirements.

      An unsecured note in the amount of $1,765,235 is payable to the estate of the seller of Mobitec AB. The note, as amended, requires three incrementally increasing quarterly payments due at the end of each successive quarter beginning with the third quarter of 2004 in the amounts of $50,000, $75,000, and $100,000 with the remaining balance in the amount of $1,540,235 due June 30, 2005. The quarterly payment in the amount of $50,000 was paid subsequent to the balance sheet date. The unsecured note had an annual interest rate of 9.0 percent paid annually which increased to 10.0 percent on July 1, 2004. A second unsecured obligation due to the shareholder in the amount of $225,000 was paid in full on July 30, 2004.

      A term loan from a Swedish bank dated June 28, 2001, having a balance of 8,800,000 krona, or $1,197,679 (based on the September 30, 2004 exchange rate of 0.1361), is payable in eight (8) remaining quarterly payments of 1,100,000 krona, or $149,710 at an annual interest rate of 5.35 percent and is secured by stock of DRI’s Swedish holding company subsidiary, DRI-Europa AB, and its consolidated subsidiary, Mobitec AB. Two (2) of the eight (8) remaining quarterly payments are due December 31, 2004.

      Two convertible debentures dated June 27, 2001, and two convertible debentures dated July 31, 2002, having carrying amounts on December 31, 2003 of $2,838,000 and $1,150,000, respectively, were converted into an aggregate of 2,075,000 common shares on April 23, 2004.

      A convertible subordinated debenture in the amount of $250,000 dated August 26, 2002, is payable to a shareholder and member of the Board of Directors, and is due in full August 26, 2009, if not sooner redeemed or converted, with annual interest at 8.0 percent paid monthly. It also provides for monthly principal redemption installments commencing August 26, 2005, each of such installments to be in the dollar amount of ten dollars ($10) per thousand dollars ($1,000) of the then remaining principal amount. The loan agreement under which the convertible debenture was issued subjects the Company to a 1:1 ratio of Earnings Before Interest, Depreciation and Amortization (EBITDA) to interest to be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

calculated quarterly on a rolling four quarter basis and a 1.3:1 current ratio to be calculated at each quarter end. Both ratios were waived by the debt holder for calendar year 2004.

      Long-term debt at September 30, 2004 and December 31, 2003 consists of the following:

	September 30,	December 31,
	2004	2003

Unsecured note to the estate of the seller of Mobitec AB, dated September 28, 2001, payable in full September 30, 2005, with interest at 10%	$1,765,235	$1,765,235
Unsecured obligation to a shareholder dated September 28, 2001, payable in 12 quarterly installments, with zero interest	—	225,000
Note payable to a Swedish bank, dated September 28, 2001, payable in 20 quarterly installments of $149,710 including interest at 5.35%; collateralized by stock of Swedish holding company subsidiary and its consolidated subsidiary Mobitec AB	1,197,679	1,667,927
Convertible debentures dated June 27, 2001, payable in full June 27, 2008, with interest at 8%, net of unamortized discount arising from warrants in the amount of $162,000	—	2,838,000
Convertible debentures dated July 31, 2002, payable in full July 31, 2009, with interest at 8%	—	1,150,000
Convertible debenture dated August 26, 2002, payable in full August 26, 2009, with interest at 8%	250,000	250,000

Total long-term debt	3,212,914	7,896,162
Less current maturities	2,518,760	1,249,110

	$694,154	$6,647,052

      Net interest expense was $154,837 and $243,556 for the three months ended September 30, 2004 and 2003, respectively; and $729,126 and $832,998 for the nine months ended September 30, 2004 and 2003, respectively. Net interest expense for the nine months ended September 30, 2004 included $153,000 in amortized debt discount related to the conversion of the convertible debentures dated June 22, 2001.

(8)	Per Share Amounts

      The basic net income per common share has been computed based upon the weighted average shares of common stock outstanding. Diluted net income per common share has been computed based upon the weighted average shares of common stock outstanding and shares that would have been outstanding assuming the issuance of common stock for all

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

potentially dilutive equities outstanding. The Company’s convertible preferred stock, convertible debt, options and warrants represent the only potentially dilutive equities outstanding.

	Nine Months Ended
	September 30,

	2004	2003

Net income (loss) applicable to common shareholders	$(635,446)	$108,721
Effect of dilutive securities on net income:
Convertible debt	—	—

Net income (loss) applicable to common shareholders, assuming conversions	$(635,446)	$108,721

Weighted average shares outstanding — Basic	6,358,431	3,854,219
Effect of dilutive securities on shares outstanding:
Options	—	96,460
Warrants	—	41,947
Convertible debt	—	—

Weighted average shares outstanding — Diluted	$6,358,431	$3,992,626

      No recognition was given to potentially dilutive securities aggregating 1,718,433 shares in the nine months ended September 30, 2004, since, due to the net loss in those periods, such securities would have been anti-dilutive.

(9)	Translation of Foreign Currency

      The local currency of each of the countries of the operating foreign subsidiaries is considered to be the functional currency. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rate prevailing throughout the period. The effects of unrealized exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as the cumulative translation adjustment included in accumulated comprehensive income (loss) in shareholders’ equity. Realized gains and losses on foreign currency transactions are included in operations for the period.

(10)	Comprehensive Income (Loss)

      Comprehensive income (loss) for the nine months ended September 30, 2004 and 2003 consists of the following:

	2004	2003

Net income (loss)	$(405,111)	$262,335
Foreign currency translation adjustment	(119,779)	1,139,772

Total comprehensive income (loss)	$(524,890)	$1,402,107

      Comprehensive income in the table above for the nine months ended September 30, 2004 has been adjusted from the amount previously reported due to a miscalculation of the effect of translation on minority interest.

(11)	Segment Information

      The Company has two principal business segments, which are based upon differences in products and technology: (1) transportation communications segment; and (2) law enforcement and surveillance segment. The transportation communications segment produces automated announcement and passenger information systems and electronic destination sign products for municipalities, regional transportation districts, and departments of transportation and bus vehicle manufacturers. The law enforcement and surveillance segment produces digital signal processing products for law enforcement agencies and organizations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      Operating income (loss) for each segment is total sales less cost of sales and operating expenses applicable to the segment. Certain corporate overhead expenses including executive salaries and benefits, public company administrative expenses, legal and audit fees, and interest expense are not included in segment operating income (loss). Instead, such costs are included in the table below in a separate line labeled “parent entities.” Segment identifiable assets include accounts receivable, inventories, net property and equipment, net intangible assets and net goodwill. Sales, operating income (loss), identifiable assets, capital expenditures, long-lived assets, depreciation and amortization, and geographic information for the operating segments are as follows:

	Nine Months Ended
	September 30,

	2004	2003

Net sales
Transportation products	$34,114,236	$32,855,071
Law enforcement and surveillance	1,275,190	1,195,443

	$35,389,426	$34,050,514

Operating income (loss)
Transportation products	$5,131,211	$4,264,052
Law enforcement and surveillance	216,374	214,725
Parent Entities	(4,202,625)	(3,191,791)

	$1,144,960	$1,286,986

Depreciation and amortization
Transportation products	$430,820	$312,058
Law enforcement and surveillance	54,078	89,608
Parent Entities	146,097	140,874

	$630,995	$542,540

Capital expenditures
Transportation products	$806,902	$835,015
Law enforcement and surveillance	105,570	127,386
Parent Entities	99,591	26,238

	$1,012,063	$988,639

Geographic information — net sales
NAFTA	$19,469,105	$20,604,040
Europe	12,903,599	11,093,528
Pacific and Other	3,016,722	2,352,946

	$35,389,426	$34,050,514

(12)	Income Taxes

      As a result of its net operating loss carryforwards, the Company has significant deferred tax assets. SFAS No. 109, “Accounting for Income Taxes” (“FAS 109”), requires a valuation allowance be established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Accordingly, the Company recorded a full valuation allowance, representing a non-cash charge of $787,431, against the domestic deferred tax assets during the third quarter 2004. In addition, the Company expects to provide a full valuation allowance on future tax benefits until the Company can sustain a level of profitability that demonstrates its ability to utilize the deferred tax assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      As a result of its recent equity transactions, the Company has determined that its ability to use its net operating loss carryforwards and related tax benefits in any single year will be limited under the Internal Revenue Code although the exact annual limitation has not been determined. The Company does not believe such limitation will adversely impact its ability ultimately to realize the net deferred tax asset.

      The Company’s effective tax benefit, excluding the deferred tax asset valuation allowance adjustment of $787,431, was $70,172, or 17 percent of income before income taxes, for the nine months ended September 30, 2004. This benefit was different than the statutory tax expense rate of 35 percent primarily due to the utilization of net operating loss carry forwards in an international jurisdiction in which the Company generated taxable earnings for the nine months ended September 30, 2004.

      Key components of the Company’s income tax expense for the nine month periods ended September 30, 2004 and 2003 are as follows:

	Nine Months Ended			Nine Months Ended
	September 30, 2004			September 30, 2003

	U.S.	Foreign	Total	U.S.	Foreign	Total

Current tax (expense) benefit, net	$19,420	$(471)	$18,950	$1,731	$(24,024)	$(22,293)
Deferred tax benefit	—	51,223	51,222	—
Change in valuation allowance	(787,431)	—	(787,431)	(350,000)	—	(350,000)

Income tax (expense) benefit	$(768,011)	$50,753	$(717,259)	$(348,269)	$(22,293)	$(372,293)

(13)	Legal Proceedings

      The Company, in the normal course of its operations, is involved in legal actions incidental to its business. In management’s opinion, the ultimate resolution of these matters will not have a material adverse effect upon the current financial position of the Company or future results of operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The expenses we expect to incur in connection with the registration of the shares covered by this registration statement are listed below. All fees, except the SEC registration fee, are estimated.

SEC Registration Fee	$716
Accounting Fees and Expenses	$50,000
Legal Fees and Expenses	$30,000
Printing Expenses	$12,000
Miscellaneous	$8,000

Total	$100,716

Item 14.	Indemnification of Directors and Officers

      Under our Amended and Restated Articles of Incorporation, as amended, our directors will have no personal liability to us or to our shareholders for monetary damages incurred as the result of the breach or alleged breach by a director of any duty as a director. This provision does not apply to a director’s (i) acts or omissions that a director knows or believes were clearly in conflict with our best interests, (ii) approval of an unlawful dividend or distribution, or (iii) approval of any transaction from which the director derives an improper personal benefit. In addition, our Amended and Restated Articles of Incorporation provide that if North Carolina law is amended to permit further limitation or elimination of the personal liability of a director, the personal liability of our directors will be limited or eliminated to the fullest extent permitted by the applicable law. This provision does not limit or eliminate the rights of any shareholder to obtain non-monetary relief such as an injunction or recission in the event of a breach of a director’s duty.

      Under the North Carolina Business Corporation Act (the “North Carolina Act”), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents, and those who serve, at the corporation’s request, in such capacities with another enterprise, in accordance with applicable law. Our Bylaws provide for indemnification of such persons to the full extent allowable under applicable law.

Item 15.	Recent Sales of Unregistered Securities

      Each issuance set forth below was made in reliance upon the available exemptions from registration requirements of the Securities Act, including those contained in Section 4(2), on the basis that such transactions did not involve a public offering, and in Section 3(a)(9), which relates to exchanges with existing security holders. We determined that the purchasers of securities described below were sophisticated investors who had the financial ability to assume the risk of their investment in our securities and acquired such securities for their own account and not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the securities are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

      In July 2002 we issued $300,000 of restricted, unregistered common stock to Lite Vision Corporation, a Taiwan-based company, in exchange for a reduction of the same amount in their accounts payable balance. Until January 2004, Lite Vision Corporation was one of our major shareholders, holding approximately 12.7 percent of our outstanding common stock.

      Four convertible subordinated debentures in the aggregate amounts of $3,000,000 dated June 22, 2001 and $1,150,000 dated July 31, 2002, are payable to two investment funds managed by Renaissance Capital Group, Inc. Renaissance Capital Group received a closing fee of $17,250 related to the $1,150,000 convertible subordinated debentures. Two of these notes having an aggregate principal amount of $3,000,000 were payable in full on June 22, 2008, if not sooner redeemed or converted, with annual interest at 8 percent paid monthly. They also provided for monthly principal redemption installments commencing June 27, 2004, each of such installments to be in the dollar amount of ten dollars ($10) per thousand dollars ($1,000) of the then remaining principal amount. Two of the notes having an aggregate principal amount of $1,150,000 were payable in full on July 31, 2009, if not sooner redeemed or converted, with annual interest at eight percent paid monthly. They also provided for monthly principal redemption installments commencing July 31, 2005, each of such installments to be in the dollar amount of ten dollars per thousand dollars of the then remaining principal amount. All four of the debentures described in this paragraph were converted into shares of common stock on April 23, 2004, and we issued 2,075,000 shares of common stock as a result of such conversion.

      On August 26, 2002, we completed a privately negotiated sale of a $250,000 convertible subordinated debenture to John D. Higgins, a private investor and one of our directors. Mr. Higgins received a closing fee of $5,850 related to the $250,000 convertible subordinated debenture. The debenture is due in full August 26, 2009, if not sooner redeemed or converted, with annual interest at eight percent paid monthly. It also provides for monthly principal redemption installments commencing August 26, 2005, each of such installments to be in the dollar amount of ten dollars per thousand dollars of the then remaining principal amount.

      During the period between July 2003 and March 2004, we issued, in private placements, shares of Series E Redeemable Nonvoting, Convertible, Preferred Stock (“Series E Stock”). As of November 1, 2004, we had sold 430 shares of the Series E Stock for an aggregate purchase price of $2,150,000 ($5,000 per share) to 24 private investors. Series E Stock is convertible at any time into shares of our common stock at a conversion price of $3.00 per share of common stock, subject to certain adjustments, and, prior to conversion, does not entitle the holders to any voting rights, except as may be required by law. We do not have the right to require conversion. Holders of Series E Stock are entitled to receive cumulative quarterly dividends when and if declared by our board of directors, at the rate of seven percent per annum on the liquidation value of $5,000 per share. Series E Stock is redeemable at our option at any time, in whole or in part, at a redemption price equal to the liquidation value plus accrued and unpaid dividends. Holders of Series E Stock do not have the right to require redemption. Between July 1, 2004 and November 29, 2004, holders of Series E Stock converted 218 of such shares into 363,326 shares of our common stock.

      On November 10, 2003, we closed the sale of 300 shares of Series F Convertible Preferred Stock (“Series F Stock”), par value $.10 to Dolphin Offshore Partners, L.P. (“Dolphin”) for a purchase price of $1.5 million. The terms of the Series F stock were subsequently amended, as described below. The Series F Stock was convertible at any time into shares of our common stock at a conversion price of $2.35 per share of common stock, subject to certain adjustments, which was the market price of our common stock at the time the parties reached agreement on terms. On April 1, 2004, we agreed to a restructuring of the terms of the $1.5 million in Series F Stock. The restructuring was necessary in order to meet certain requirements of The Nasdaq Stock Market relating to issuances of voting securities and securities convertible into common stock. Pursuant to the restructuring, the conversion price was reduced from $2.35 to $2.00 per share of common stock. All previously outstanding shares of Series F stock were converted into 760,232 shares of our common stock on April 27, 2004. We do not contemplate issuing any additional shares of Series F Stock.

      In connection with the sale of the Series F Stock to Dolphin, we issued warrants (the “Dolphin warrants”) to Dolphin to purchase 319,149 shares of our common stock at an exercise price of $3.00 per share, subject to certain adjustments. The Dolphin warrants were exercisable at any time, for a period of seven years after issuance. We also granted to Dolphin a right of first refusal to purchase, in connection with future equity offerings by our company, for a period of five years after the Series F Stock issuance date, a sufficient number of the securities issued in such equity offering to maintain its proportionate ownership interest in our company, on a diluted basis. We also granted to Dolphin certain rights to have the shares of common stock underlying the Series F Stock and issuable upon the exercise of the Dolphin warrants registered with the Securities and Exchange Commission. Pursuant to the registration rights agreement, the conversion price of the Series F Stock and the exercise price of the Dolphin warrants were subject to being decreased if we did not file appropriate registration statements or cause such registration statements to be declared effective by certain dates. In connection with the issuance of the Series F Stock, we recorded during the fourth quarter a charge against income available for common shareholders of $702,626 based upon the relative fair value of the stock and warrants. In connection with the revisions to the terms of the Series F Stock, our company and Dolphin agreed to terminate the Dolphin warrants. Corresponding changes were made to the terms of the registration rights agreement. On April 27, 2004, Dolphin converted all 304 shares of Series F Stock to 760,232 shares of common stock.

      On April 26, 2004, we sold 625,000 shares of our common stock to investors for $8.00 per share. We received aggregate consideration for the sale in the amount of $5,000,000. We also granted the investors warrants to acquire

125,000 shares of our common stock at an exercise price of $8.80 per share, exercisable for a period ending five years after the date of issuance. Additionally, we granted a placement agent warrants to acquire 62,500 shares of our common stock at an exercise price of $10.25, exercisable for a period ending five years after the date of issuance. These warrants first became exercisable on October 26, 2004. In connection with the above transaction, we granted registration rights for the common shares purchased in the private placement and issuable upon exercise of the warrants. We subsequently filed a registration statement with the SEC registering such shares of common stock, which was declared effective on July 8, 2004.

      Between April 22, 2004 and June 4, 2004, certain warrant holders exercised their rights to acquire shares of our common stock. We received total cash in the amount of $1,291,603 for issuing 473,812 shares under the warrant agreements.

      Between April 22, 2004 and May 12, 2004, holders of Series AAA preferred stock converted 108 preferred shares to 67,500 shares of our common stock.

      On April 23, 2004, subordinated debt holders holding aggregate common equivalent shares of 2,075,000 converted 100 percent of such debt into shares of our common stock.

      Between April 26, 2004 and June 18, 2004, certain stock option holders exercised their rights to acquire shares of our common stock.

      On October 6, 2004, we sold 1,207,729 shares of our common stock to an institutional investor for $4.14 per share. We received aggregate consideration for the sale in the amount of $5,000,000. We also granted the investor a warrant to acquire 241,546 shares of common stock at an exercise price of $6.00, exercisable for a period ending five years after the date of issuance. Additionally, we granted a placement agent a warrant to acquire 120,773 shares of our common stock at an exercise price of $5.28, exercisable for a period ending five years after the date of issuance. The warrants granted to the investor and the placement agent first become exercisable on April 6, 2005. In connection with the above transaction, we granted registration rights for the common shares purchased in the private placement and issuable upon exercise of the warrants. We have filed this registration statement pursuant to that agreement.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits

      The following documents are filed herewith or have been included as exhibits to previous filings with the SEC and are incorporated herein by this reference:

Exhibit
No.	Document

3.1	Amended and Restated Articles of Incorporation of the Company(1)
3.2	Articles of Amendment to Articles of Incorporation of the Company containing Certificate of Designation of Series E Redeemable Nonvoting Convertible Stock(2)
3.3	Articles of Amendment to Articles of Incorporation of the Company containing Amended and Restated Certificate of Designation of Series F Convertible Preferred Stock(3)
3.4	Amended and Restated Bylaws of the Company(4)
3.5	Amendment to Amended and Restated Bylaws of the Company(5)
4.1	Form of specimen certificate for Common Stock of the Company (filed herewith)
4.2	Form of Underwriter’s warrants issued by the Company to the Underwriter(6)
4.3	Warrant Agreement between the Company and Continental Stock Transfer & Trust Company(6)
5.1	Opinion of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. regarding legality (filed herewith)
10.1	Executive Employment Agreement, dated January 1, 1999, between the Company and Larry Hagemann(5)
10.2	Executive Employment Agreement, dated January 1, 1999, between the Company and Lawrence Taylor(5)
10.3	Form of Office Lease, between the Company and Sterling Plaza Limited Partnership(7)
10.4	Lease Agreement, between the Company and The Prudential Savings Bank, F.S.B., dated December 18, 1998(6)

Exhibit
No.	Document

10.5	Extended Employment Agreement, dated December 17, 2001, between the Company and David Turney(8)
10.6	Form of Loan Agreement, dated as of August 26, 2002, between the Company and John D. Higgins(9)
10.7	Form of Digital Recorders, Inc., Convertible Debenture, dated August 26, 2002, issued to John D. Higgins(9)
10.8	Form of Security Agreement, dated August 26, 2002, between the Company and John D. Higgins(9)
10.9	Form of Pledge Agreement, dated August 26, 2002, between the Company and John D. Higgins(9)
10.10	Form of Subsidiary Guarantee, dated August 26, 2002, by Subsidiaries of the Company in favor of John D. Higgins(9)
10.11	Form of Subsidiary Security Agreement, dated August 26, 2002, among the Company, TwinVision® of North America, Inc. and John D. Higgins(9)
10.12	Share Purchase Agreement, dated as of October 13, 2003, by and between Dolphin Offshore Partners, L.P. and the Company(10)
10.13	Stock Purchase Warrant, dated as of October 13, 2003, issued by the Company to Dolphin Offshore Partners, L.P. (terminated)(10)
10.14	Amended and Restated Registration Rights Agreement, dated as of April 1, 2004, by and between Dolphin Offshore Partners, L.P.(3)
10.15	Securities Purchase Agreement, dated as of November 5, 2003, by and among the Company, BFSUS Special Opportunities Trust plc and Renaissance US Growth & Investment Trust plc(10)
10.16	Loan and Security Agreement, dated as of November 6, 2003, by and between LaSalle Business Credit, LLC, as lender, and the Company, as borrower(10)
10.17	Warrant Agreement, dated March 23, 2004, between Digital Recorders, Inc. and Fairview Capital Ventures LLC(11)
10.18	Securities Purchase Agreement dated as of April 21, 2004, among Digital Recorders, Inc. and the investors named therein(12)
10.19	Registration Rights Agreement dated as of April 21, 2004, among Digital Recorders, Inc. and the investors named therein(12)
10.20	Form of Warrant dated as of April 21, 2004, issued by Digital Recorders, Inc. to each of the Investors named in the Securities Purchase Agreement filed as Exhibit 10.18 hereto(12)
10.21	Warrant, dated April 26, 2004, issued by the Company to Roth Capital Partners, LLC(13)
10.22	Amendment No. 2 to Rights Agreement, dated July 8, 2004, between Digital Recorders, Inc. and Continental Stock Transfer & Trust Company(14)
10.23	Securities Purchase Agreement, dated October 5, 2004, between the Company and Riverview Group LLC(15)
10.24	Registration Rights Agreement, dated October 5, 2004, between the Company and Riverview Group LLC(15)
10.25	Warrant, dated October 6, 2004, issued by the Company to Riverview Group, LLC(15)
10.26	Amended and Restated Warrant, dated October 6, 2004, issued by the Company to Roth Capital Partners, LLC(17)
10.27	Executive Employment Agreement, between the Company and David N. Pilotte, dated October 25, 2004(16)
10.28	First Lease Amendment, between the Company and Property Reserve, Inc., f/k/a The Prudential Savings Bank, F.S.B., dated December 11, 2002 (filed herewith)
10.29	Second Lease Amendment, between the Company and Property Reserve, Inc., f/k/a The Prudential Savings Bank, F.S.B., dated June 18, 2003 (filed herewith)
10.30	Third Lease Amendment, between the Company and Property Reserve, Inc., f/k/a The Prudential Savings Bank, F.S.B., dated August 21, 2003 (filed herewith)
10.31	Fourth Lease Amendment, between the Company and Property Reserve, Inc., f/k/a The Prudential Savings Bank, F.S.B., dated September 8, 2003 (filed herewith)
10.32	First Amendment, between the Company and Sterling Plaza Limited Partnership, d/b/a Dallas Sterling Plaza Limited Partnership, dated August 25, 2003 (filed herewith)

Exhibit
No.	Document

10.33	Second Amendment, between Sterling Plaza Limited Partnership, d/b/a Dallas Sterling Plaza Limited Partnership and the Company, dated September 17, 2004 (filed herewith)
21.1	Listing of Subsidiaries of the Company (filed herewith)
23.1	Consent of McGladrey & Pullen, LLP (filed herewith)
23.2	Consent of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. (included in Exhibit 5.1)

(1)	Incorporated herein by reference from the Company’s Registration Statement on Form S-3, filed with the SEC on December 23, 2003.

(2)	Incorporated herein by reference from the Company’s Report on Form 8-K, filed with the SEC on November 12, 2003.

(3)	Incorporated herein by reference from the Company’s Report on Form 8-K, filed with the SEC on April 14, 2004.

(4)	Incorporated herein by reference from the Company’s Registration Statement on Form SB-2.

(5)	Incorporated herein by reference from the Company’s Proxy Statement for the Annual Meeting of Shareholders for fiscal year 2000, filed with the SEC on June 6, 2001.

(6)	Incorporated herein by reference from the Company’s Registration Statement on Form SB-2, filed with the SEC (SEC File No. 33-82870-A).

(7)	Incorporated herein by reference from the Company’s Form 10-KSB/A, filed with the SEC on May 21, 2001.

(8)	Incorporated herein by reference from the Company’s Form 10-KSB, filed with the SEC on March 27, 2002.

(9)	Incorporated herein by reference to the Company’s Report on Form 8-K, filed with the SEC on August 30, 2002.

(10)	Incorporated herein by reference to the Company’s Report on Form 8-K, filed with the SEC on November 12, 2003.

(11)	Incorporated herein by reference to the Company’s Registration Statement on Form S-3, filed with the SEC on April 16, 2004.

(12)	Incorporated herein by reference to the Company’s Report on Form 8-K, filed with the SEC on April 22, 2004.

(13)	Incorporated herein by reference to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2004.

(14)	Incorporated herein by reference to the Company’s Report on Form 8-K, filed with the SEC on July 8, 2004.

(15)	Incorporated herein by reference to the Company’s Report on Form 8-K, filed with the SEC on October 7, 2004.

(16)	Incorporated herein by reference to the Company’s Report on Form 8-K, filed with the SEC on October 22, 2004.

(17)	Incorporated herein by reference to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2004.

Item 17.	Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement related to securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on January 4, 2005.

DIGITAL RECORDERS, INC.

By:	/s/ DAVID L. TURNEY

David L. Turney
Chairman, Chief Executive Officer
and President

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ DAVID L. TURNEY David L. Turney	Chairman, Chief Executive Officer, President and Director (principal executive officer)	January 4, 2005

/s/ DAVID N. PILOTTE David N. Pilotte	Vice President and Chief Financial Officer (principal financial and accounting officer)	January 4, 2005

/s/ LAWRENCE A. TAYLOR Lawrence A. Taylor	Director	January 4, 2005

/s/ STEPHANIE L. PINSON Stephanie L. Pinson	Director	January 4, 2005

/s/ JULIANN TENNEY Juliann Tenney	Director	January 4, 2005

/s/ C. JAMES MEESE, JR. C. James Meese, Jr.	Director	January 4, 2005

/s/ JOHN K. PIROTTE John K. Pirotte	Director	January 4, 2005

/s/ RUSSELL CLEVELAND Russell Cleveland	Director	January 4, 2005

/s/ JOHN D. HIGGINS John D. Higgins	Director	January 4, 2005

Signature	Title	Date

/s/ J. PHILLIPS L. JOHNSTON J. Phillips L. Johnston	Director	January 4, 2005

/s/ NURIA I. FERNANDEZ Nuria I. Fernandez	Director	January 4, 2005

Exhibit Index

Exhibit
No.	Document

3.1	Amended and Restated Articles of Incorporation of the Company(1)
3.2	Articles of Amendment to Articles of Incorporation of the Company containing Certificate of Designation of Series E Redeemable Nonvoting Convertible Stock(2)
3.3	Articles of Amendment to Articles of Incorporation of the Company containing Amended and Restated Certificate of Designation of Series F Convertible Preferred Stock(3)
3.4	Amended and Restated Bylaws of the Company(4)
3.5	Amendment to Amended and Restated Bylaws of the Company(5)
4.1	Form of specimen certificate for Common Stock of the Company (filed herewith)
4.2	Form of Underwriter’s warrants issued by the Company to the Underwriter(6)
4.3	Warrant Agreement between the Company and Continental Stock Transfer & Trust Company(6)
5.1	Opinion of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. regarding legality (filed herewith)
10.1	Executive Employment Agreement, dated January 1, 1999, between the Company and Larry Hagemann(5)
10.2	Executive Employment Agreement, dated January 1, 1999, between the Company and Lawrence Taylor(5)
10.3	Form of Office Lease, between the Company and Sterling Plaza Limited Partnership(7)
10.4	Lease Agreement, between the Company and The Prudential Savings Bank, F.S.B., dated December 18, 1998(6)
10.5	Extended Employment Agreement, dated December 17, 2001, between the Company and David Turney(8)
10.6	Form of Loan Agreement, dated as of August 26, 2002, between the Company and John D. Higgins(9)
10.7	Form of Digital Recorders, Inc., Convertible Debenture, dated August 26, 2002, issued to John D. Higgins(9)
10.8	Form of Security Agreement, dated August 26, 2002, between the Company and John D. Higgins(9)
10.9	Form of Pledge Agreement, dated August 26, 2002, between the Company and John D. Higgins(9)
10.10	Form of Subsidiary Guarantee, dated August 26, 2002, by Subsidiaries of the Company in favor of John D. Higgins(9)
10.11	Form of Subsidiary Security Agreement, dated August 26, 2002, among the Company, TwinVision® of North America, Inc. and John D. Higgins(9)
10.12	Share Purchase Agreement, dated as of October 13, 2003, by and between Dolphin Offshore Partners, L.P. and the Company(10)
10.13	Stock Purchase Warrant, dated as of October 13, 2003, issued by the Company to Dolphin Offshore Partners, L.P. (terminated)(10)
10.14	Amended and Restated Registration Rights Agreement, dated as of April 1, 2004, by and between Dolphin Offshore Partners, L.P.(3)
10.15	Securities Purchase Agreement, dated as of November 5, 2003, by and among the Company, BFSUS Special Opportunities Trust plc and Renaissance US Growth & Investment Trust plc(10)
10.16	Loan and Security Agreement, dated as of November 6, 2003, by and between LaSalle Business Credit, LLC, as lender, and the Company, as borrower(10)
10.17	Warrant Agreement, dated March 23, 2004, between Digital Recorders, Inc. and Fairview Capital Ventures LLC(11)
10.18	Securities Purchase Agreement dated as of April 21, 2004, among Digital Recorders, Inc. and the investors named therein(12)
10.19	Registration Rights Agreement dated as of April 21, 2004, among Digital Recorders, Inc. and the investors named therein(12)
10.20	Form of Warrant dated as of April 21, 2004, issued by Digital Recorders, Inc. to each of the Investors named in the Securities Purchase Agreement filed as Exhibit 10.18 hereto(12)
10.21	Warrant, dated April 26, 2004, issued by the Company to Roth Capital Partners, LLC(13)
10.22	Amendment No. 2 to Rights Agreement, dated July 8, 2004, between Digital Recorders, Inc. and Continental Stock Transfer & Trust Company(14)
10.23	Securities Purchase Agreement, dated October 5, 2004, between the Company and Riverview Group LLC(15)

Exhibit
No.	Document

10.24	Registration Rights Agreement, dated October 5, 2004, between the Company and Riverview Group LLC(15)
10.25	Warrant, dated October 6, 2004, issued by the Company to Riverview Group, LLC (15)
10.26	Amended and Restated Warrant, dated October 6, 2004, issued by the Company to Roth Capital Partners, LLC(17)
10.27	Executive Employment Agreement, between the Company and David N. Pilotte, dated October 25, 2004(16)
10.28	First Lease Amendment, between the Company and Property Reserve, Inc., f/k/a The Prudential Savings Bank, F.S.B., dated December 11, 2002 (filed herewith)
10.29	Second Lease Amendment, between the Company and Property Reserve, Inc., f/k/a The Prudential Savings Bank, F.S.B., dated June 18, 2003 (filed herewith)
10.30	Third Lease Amendment, between the Company and Property Reserve, Inc., f/k/a The Prudential Savings Bank, F.S.B., dated August 21, 2003 (filed herewith)
10.31	Fourth Lease Amendment, between the Company and Property Reserve, Inc., f/k/a The Prudential Savings Bank, F.S.B., dated September 8, 2003 (filed herewith)
10.32	First Amendment, between the Company and Sterling Plaza Limited Partnership, d/b/a Dallas Sterling Plaza Limited Partnership, dated August 25, 2003 (filed herewith)
10.33	Second Amendment, between Sterling Plaza Limited Partnership, d/b/a Dallas Sterling Plaza Limited Partnership and the Company, dated September 17, 2004 (filed herewith)
21.1	Listing of Subsidiaries of the Company (filed herewith)
23.1	Consent of McGladrey & Pullen, LLP (filed herewith)
23.2	Consent of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. (included in Exhibit 5.1)

(1)	Incorporated herein by reference from the Company’s Registration Statement on Form S-3, filed with the SEC on December 23, 2003.

(2)	Incorporated herein by reference from the Company’s Report on Form 8-K, filed with the SEC on November 12, 2003.

(3)	Incorporated herein by reference from the Company’s Report on Form 8-K, filed with the SEC on April 14, 2004.

(4)	Incorporated herein by reference from the Company’s Registration Statement on Form SB-2.

(5)	Incorporated herein by reference from the Company’s Proxy Statement for the Annual Meeting of Shareholders for fiscal year 2000, filed with the SEC on June 6, 2001.

(6)	Incorporated herein by reference from the Company’s Registration Statement on Form SB-2, filed with the SEC (SEC File No. 33-82870-A).

(7)	Incorporated herein by reference from the Company’s Form 10-KSB/A, filed with the SEC on May 21, 2001.

(8)	Incorporated herein by reference from the Company’s Form 10-KSB, filed with the SEC on March 27, 2002.

(9)	Incorporated herein by reference to the Company’s Report on Form 8-K, filed with the SEC on August 30, 2002.

(10)	Incorporated herein by reference to the Company’s Report on Form 8-K, filed with the SEC on November 12, 2003.

(11)	Incorporated herein by reference to the Company’s Registration Statement on Form S-3, filed with the SEC on April 16, 2004.

(12)	Incorporated herein by reference to the Company’s Report on Form 8-K, filed with the SEC on April 22, 2004.

(13)	Incorporated herein by reference to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2004.

(14)	Incorporated herein by reference to the Company’s Report on Form 8-K, filed with the SEC on July 8, 2004.

(15)	Incorporated herein by reference to the Company’s Report on Form 8-K, filed with the SEC on October 7, 2004.

(16)	Incorporated herein by reference to the Company’s Report on Form 8-K, filed with the SEC on October 22, 2004.

(17)	Incorporated herein by reference to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2004.